LIMITED WAIVER

     LIMITED WAIVER (this "Limited Waiver"), dated as of October 29, 2003, to that certain Guarantee Agreement, dated as of March 15, 2001 (the "Guarantee Agreement"), by and among Elan Corporation, plc (the "Guarantor") and the Purchasers. Capitalized terms not defined herein have the meanings assigned to them in the Guarantee Agreement and the Note Purchase Agreement.

                              W I T N E S S E T H :

     WHEREAS, Elan Capital Corp., Ltd., a Bermuda exempted company limited by shares, is a direct, wholly-owned Subsidiary of the Guarantor ("ECC");

     WHEREAS, Elan International Services, Ltd., a Bermuda exempted company limited by shares, is a wholly-owned Subsidiary of the Guarantor ("EIS");

     WHEREAS, Elan Finance Corporation, Ltd., a Bermuda exempted company limited by shares, is a wholly-owned Subsidiary of the Guarantor ("EFC");

     WHEREAS, EFC issued Liquid Yield Option Notes due 2018 (the "LYONs") pursuant to an Indenture, dated as of December 14, 1998, by and among EFC, the Guarantor, as guarantor, and the Bank of New York, as trustee (the "LYONs Indenture");

     WHEREAS, the Guarantor has requested that the Purchasers waive compliance with certain provisions of the Guarantee Agreement;

     WHEREAS, the written consent of the Required Holders is required to effect this Limited Waiver; and

     WHEREAS, the Required Holders have agreed to the Guarantor's request upon the terms and conditions set forth in this Limited Waiver.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     Section 1. Limited Waiver. Subject to the terms and conditions set forth herein, compliance with Section 7.4 of the Guarantee Agreement is hereby waived solely to the extent necessary to permit:

     (a) the issuance (the "Securities Offering"), at par, by ECC of not less than $250,000,000 in aggregate principal amount of Convertible Guaranteed Debt Securities (the "Securities") and the guarantee of the Securities by the Guarantor, in each case:

          (i) pursuant to, and, subject to the limitations set forth in, the performance by ECC and the Guarantor of their respective obligations under, an Indenture by and among ECC, as issuer, the Guarantor, as guarantor, and The Bank of New York, as trustee, in the form attached hereto as Exhibit A (the "Indenture"), except for (x) changes in provisions of the Indenture solely to include information related to the pricing, date of issuance and date of maturity (which shall not be earlier than October 1, 2008) of the Securities and (y) any other change that does not adversely affect the interests of the holders of the Notes; and

          (ii) in connection with the transactions contemplated by the LYONs Repurchase (as defined below) under the terms and conditions set forth in this Limited Waiver (subject to the provisos set forth in Sections 3(d) and 7(b));

     (b) the issuance by the Guarantor of the ECC/Elan Note (as defined below);

     (c) the issuance by EIS of the First Elan/EIS Note and the Second Elan/EIS Note (each, as defined below); and

     (d) the performance by the Guarantor of its obligations under a Funding Agreement by and between the Guarantor and ECC in the form attached hereto as Exhibit B, except for changes solely to include certain dates and information related to the pricing and aggregate principal amount of the Securities.

     Section 2. Conditions Precedent. This Limited Waiver shall become effective upon the satisfaction in full of each of the following conditions precedent:

     (a) The Guarantor shall have consummated the offering and sale of at least 30,000,000 Ordinary Shares, par value 5 Euro cents per share (the "Ordinary Shares"), pursuant to an offering of Ordinary Shares consisting of initially 30,000,000 Ordinary Shares and an additional 5,000,000 Ordinary Shares to cover any over-allotments (the "Share Offering");

     (b) The Guarantor shall have loaned the net proceeds from the Share Offering to EIS, which loan shall have been evidenced by a note issued by EIS in the form attached hereto as Exhibit C (the "First Elan/EIS Note"), except for changes solely to include certain dates and amounts;

     (c) The representations and warranties contained in Section 4 shall be true and correct in all material respects;

     (d) The Guarantor shall have delivered a certificate of an officer of the Guarantor certifying that each of the conditions set forth in this Section 2 (other than those set forth in Sections 2(e) and (f)) have been satisfied;

     (e) Counterparts of this Limited Waiver shall have been executed by each of the Required Holders; and

     (f) Each holder of the Notes shall have received its pro rata portion of the Waiver Fee (as defined below).

     Section 3. Conditions Subsequent. The effectiveness of this Limited Waiver is subject to the satisfaction in full of each of the following conditions subsequent:

     (a) No later than December 12, 2003, EIS shall have used the proceeds of the First Elan/EIS Note solely to repay, in part, amounts outstanding under an existing inter-company subordinated note held by EFC solely for the purpose of enabling EFC to repurchase any LYONs tendered by the holders thereof in connection with the December 14, 2003 "Purchase Date" (as defined in the LYONs Indenture) or to purchase any LYONs prior to December 14, 2003, provided that:

          (i) none of the Guarantor, any of its Subsidiaries or any Person acting on behalf of the Guarantor or any of its Subsidiaries shall have conducted any solicitation of the holders of the LYONs in connection with such purchase; and

          (ii) the purchase price per $1,000 principal amount at maturity of any LYONs so purchased may not exceed $616.57 (collectively, the repurchase or purchase of LYONs under the foregoing terms and conditions, the "LYONs Repurchase");

     (b) No later than the fifth business day following the consummation of the Securities Offering, ECC shall have loaned the gross proceeds from the Securities Offering to the Guarantor, which loan shall have been evidenced by a note issued by the Guarantor in the form attached hereto as Exhibit D (the "ECC/Elan Note"), except for changes solely to include certain dates and amounts;

     (c) No later than the tenth business day following the consummation of the Securities Offering, the Guarantor shall have loaned the proceeds of the ECC/Elan Note to EIS, which loan shall have been evidenced by one or more notes issued by EIS in the form attached hereto as Exhibit E (collectively, the "Second Elan/EIS Note"), except for changes solely to include certain dates and amounts;

     (d) No later than December 12, 2003, EIS shall have used the proceeds of the Second Elan/EIS Note solely to the extent necessary to repay, in part, amounts outstanding under an existing inter-company note held by, to make a capital contribution to, or to purchase additional common shares issued by, EFC, in any case, solely for the purpose of enabling (and in an amount not in excess of the amount required by) EFC to effect the LYONs Repurchase (after giving effect to the application of the net proceeds from the Share Offering as provided in Sections 2(b) and 3(a)), provided that any net proceeds from the Securities Offering not required to effect the LYONs Repurchase may be used by the Guarantor and its Subsidiaries for general corporate purposes; and

     (e) No later than December 15, 2003, the Guarantor shall have delivered a certificate of an officer of the Guarantor certifying that each of the conditions set forth in this Section 3 have been satisfied.

     Section 4. Representations and Warranties. In order to induce the Required Holders to enter into this Limited Waiver, the Guarantor represents and warrants to each of the Required Holders that:

     (a) The Guarantor has the corporate power and authority to execute this Limited Waiver and to perform its obligations hereunder. This Limited Waiver and the performance by the Guarantor of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Guarantor. This Limited Waiver has been duly executed and delivered by the Guarantor and, assuming due execution and delivery by the other parties hereto, constitutes a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms.

     (b) ECC is a company organized under the laws of Bermuda and a direct, wholly-owned Subsidiary of the Guarantor. ECC was incorporated in Bermuda on September 24, 2003 for the sole purpose of the Securities Offering. ECC has never conducted any business or held any assets except to the extent (i) necessary to consummate the Securities Offering and perform its obligations under the Indenture and the Securities or (ii) required by law to maintain its existence. ECC has never suffered any lien to exist or incurred any indebtedness (it being understood that legal and administrative expenses and the fees and expenses relating to the Securities Offering, in each case, incurred by ECC, shall not be deemed indebtedness for purposes hereof).

     (c) After giving effect to this Limited Waiver, no Default or Event of Default has occurred and is continuing.

     Section 5. Waiver Fee. Contemporaneously with the effectiveness of this Limited Waiver, the Guarantor shall pay a fee in an amount equal to 2.0% (or, if the Share Offering resulted in the sale of less than 35 million Ordinary Shares, 2.5%) of the aggregate principal amount of the Notes (the "Waiver Fee") on a pro rata basis to all holders of the Notes (irrespective of whether any such holder has consented to this Limited Waiver).

     Section 6. Compliance with Laws. The Share Offering and the Securities Offering have been made and will be made in compliance with the requirements of the Securities Act of 1933, as amended, the Securities Act of 1934, as amended, the respective rules and regulations of the Securities and Exchange Commission thereunder, and all other applicable law. The offering documentation, if any, relating to the Share Offering and to the Securities Offering do not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which such statements were made, not misleading.

     Section 7. Use of Proceeds.

     (a) The Guarantor shall cause EFC to use the proceeds of the First Elan/EIS Note solely to effect the LYONs Repurchase.

     (b) The Guarantor shall cause (i) EIS to use the proceeds of the Second Elan/EIS Note solely to the extent necessary to repay, in part, amounts outstanding under an existing inter-company note held by, to make a capital contribution to, or to purchase additional common shares issued by, EFC, and
(ii) EFC to use such proceeds solely to effect the LYONs Repurchase (after giving effect to the application of the net proceeds from the Share Offering as provided in Sections 2(b) and 3(a)), provided that any net proceeds from the Securities Offering not required to effect the LYONs Repurchase may be used by the Guarantor and its Subsidiaries for general corporate purposes.

     Section 8. Ratification of Agreement. Except as expressly set forth in this Limited Waiver, the terms, provisions and conditions of the Guarantee Agreement are unchanged, and the Guarantee Agreement shall remain in full force and effect and is hereby confirmed and ratified. The execution, delivery and effectiveness of this Limited Waiver shall not, except as expressly provided herein, operate as a waiver or amendment of any right, power or remedy of any Purchaser under any of the Finance Documents, or constitute a waiver or amendment of any provision of any of the Finance Documents. The Guarantor ratifies and confirms that the Guarantee is in full force and effect after giving effect to this Limited Waiver.

     Section 9. Costs, Expenses and Taxes. The Guarantor agrees to pay all costs and expenses (including the reasonable fees and disbursements of Debevoise & Plimpton and Ernst & Young Corporate Finance LLC) incurred by the Purchasers in connection with the preparation, execution and delivery of this Limited Waiver and the other instruments and documents to be delivered hereunder, if any, in accordance with the terms of Section 9.1 of the Guarantee Agreement. In addition, the Guarantor agrees to pay or reimburse any and all stamp, documentary or similar taxes payable or determined to be payable by any Required Holder in connection with the execution and delivery of this Limited Waiver and the other instruments and documents to be delivered hereunder, if any, in accordance with Section 9.2 of the Guarantee Agreement.

     Section 10. Execution in Counterparts. This Limited Waiver may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Limited Waiver by telecopier shall be effective as delivery of a manually executed counterpart of this Limited Waiver.

     Section 11. Governing Law. This Limited Waiver shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice of law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

     IN WITNESS WHEREOF, the parties hereto have caused this Limited Waiver to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                ELAN CORPORATION, plc



                                By:  /s/ Shane M. Cooke
                                     ----------------------------------
                                Name:    Shane M. Cooke
                                Title:   Executive Vice President and Chief
                                         Financial Officer



                     [SIGNATURE BLOCKS FOR REQUIRED HOLDERS]

                              MONUMENTAL LIFE INSURANCE COMPANY


                              By:   /s/ Kirk W. Buese
                                    ----------------------------
                                    Name:  Kirk W. Buese
                                    Title:    Vice President


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              LIFE INVESTORS INSURANCE COMPANY OF AMERICA


                              By:   /s/ Kirk W. Buese
                                    ----------------------------
                                    Name:  Kirk W. Buese
                                    Title:    Vice President


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED
                               STATES


                              By:   /s/ Michael E. Sohr
                                    ----------------------------
                                    Name:  Michael E. Sohr
                                    Title:    Investment Officer


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              FIDELITY AND GUARANTY LIFE INSURANCE COMPANY


                              By:   Dwight Asset Management Company,
                                     its investment advisor


                              By:   /s/ David J. Thompson
                                    ----------------------------
                                    Name:  David J. Thompson
                                    Title:    Chief Investment Officer
                                    Dwight Asset Management Company


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              KENSINGTON INTERNATIONAL LIMITED


                              By:   Elliot International Capital Advisors
                              Inc. as attorney-in fact


                              By:   /s/ Elliot Greenberg
                                    ----------------------------
                                    Name:  Elliot Greenberg
                                    Title:    Vice President


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              SPRINGFIELD ASSOCIATES, L.L.C.


                              By:   ELLIOT ASSOCIATES, L.P., as managing member
                              By:   Elliot Capital Advisors, L.P., as general
                              partner
                              By:   Braxton Associates, Inc., as general partner


                              By:   /s/ Elliot Greenberg
                                    ----------------------------
                                    Name:  Elliot Greenberg
                                    Title:    Vice President


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              ERIE INDEMNITY COMPANY


                              By:   /s/ Douglas F. Ziegler
                                    ----------------------------
                                    Name:  Douglas F. Ziegler
                                    Title: Senior Vice President, Treasurer
                                           & Chief Investment Officer


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              ERIE FAMILY LIFE INSURANCE COMPANY


                              By:   /s/ Douglas F. Ziegler
                                    ----------------------------
                                    Name:  Douglas F. Ziegler
                                    Title: Senior Vice President, Treasurer
                                           & Chief Investment Officer


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              ERIE INSURANCE EXCHANGE


                              By:   Erie Indemnity Company,
                                    as Attorney-in fact


                              By:   /s/ Douglas F. Ziegler
                                    ----------------------------
                                    Name:  Douglas F. Ziegler
                                    Title: Senior Vice President, Treasurer
                                           & Chief Investment Officer


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA


                              By:   /s/ Brian Keating
                                    ----------------------------
                                    Name:  Brian Keating
                                    Title:    Director-Fixed Income


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.


                              By:   /s/ Brian Keating
                                    ----------------------------
                                    Name:  Brian Keating
                                    Title:    Director-Fixed Income


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY


                              By:   David L. Babson & Company Inc., as
                              Investment Adviser


                              By:   /s/ Richard B. McGauley
                                    ----------------------------
                                    Name:  Richard B. McGauley
                                    Title:    Managing Director


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              C.M. LIFE INSURANCE
COMPANY


                              By: David L. Babson & Company Inc., as Investment Adviser


                              By:   /s/ Richard B. McGauley
                                    ----------------------------
                                    Name:  Richard B. McGauley
                                    Title:    Managing Director


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              BAYSTATE HEALTH SYSTEMS INC.


                              By: David L. Babson & Company Inc., as Investment Adviser


                              By:   /s/ Richard B. McGauley
                                    ----------------------------
                                    Name:  Richard B. McGauley
                                    Title:    Managing Director


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              NEW YORK LIFE INSURANCE COMPANY


                              By:   /s/ R. Edward Ferguson
                                    ----------------------------
                                    Name:  R. Edward Ferguson
                                    Title:    Investment Vice President


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION


                              By:   New York Life Investment
                                    Management LLC, Its Investment
                                    Manager


                              By:   /s/ R. Edward Ferguson
                                    ----------------------------
                                    Name:  R. Edward Ferguson
                                    Title:    Investment Vice President


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              THE PRUDENTIAL INSURANCE COMPANY OF AMERICA


                              By:   /s/ Gwendolyn S. Foster
                                    ----------------------------
                                    Name:  Gwendolyn S. Foster
                                    Title:    Vice President


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY


                              By:   /s/ Gwendolyn S. Foster
                                    ----------------------------
                                    Name:  Gwendolyn S. Foster
                                    Title:    Vice President


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              HARTFORD LIFE INSURANCE COMPANY


                              By:   Prudential Private Placement Investors,
                              L.P. (as Investment Advisor)
                              By:   Prudential Private Placement Investors,
                              Inc. (as its General Partner)


                              By:   /s/ Gwendolyn S. Foster
                                    ----------------------------
                                    Name:  Gwendolyn S. Foster
                                    Title:    Vice President


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              PRUCO LIFE INSURANCE COMPANY


                              By:   /s/ Gwendolyn S. Foster
                                    ----------------------------
                                    Name:  Gwendolyn S. Foster
                                    Title:    Vice President


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              KEMPER INVESTORS LIFE INSURANCE COMPANY


                              By:   Prudential Private Placement Investors,
                              L.P. (as Investment Advisor)
                              By:   Prudential Private Placement Investors,
                              Inc. (as its General Partner)


                              By:   /s/ Gwendolyn S. Foster
                                    ----------------------------
                                    Name:  Gwendolyn S. Foster
                                    Title:    Vice President


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              SUN LIFE ASSURANCE COMPANY OF CANADA


                              By:   /s/ Leo D. Saraceno
                                    ----------------------------
                                    Name:    Leo D. Saraceno
                                    Title:   Vice President, U.S. Private
                                             Placements - For President


                              By:   /s/ Ann C. King
                                    ----------------------------
                                    Name:  Ann C. King
                                    Title:    Senior Counsel - For Secretary


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)


                              By:   /s/ Leo D. Saraceno
                                    ----------------------------
                                    Name:    Leo D. Saraceno
                                    Title:   Vice President, U.S. Private
                                             Placements - For President


                              By:   /s/ Ann C. King
                                    ----------------------------
                                    Name:  Ann C. King
                                    Title:    Senior Counsel - For Secretary


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth opposite its name on Annex A hereto.

                              AG CAPITAL FUNDING PARTNERS, L.P.
                              ---------------------------------

                              [Name of Purchaser]


                              By:   /s/ Jeffrey H. Aronson
                                    ----------------------------
                                    Name:  Jeffrey H. Aronson
                                    Title:    Authorized Signatory


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth below.

                              SILVER OAK CAPITAL LLC
                              ---------------------------------
                              [Name of Purchaser]


                              By:   /s/ Jeffrey H. Aronson
                                    ----------------------------
                                    Name:  Jeffrey H. Aronson
                                    Title:    Authorized Signatory


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth below.

                              INGALLS & SNYDER LLC
                              ---------------------------------
                              [Name of Purchaser]


                              FOR INGALLS & SNYDER VALUE PARTNERS L.P.


                              By:   /s/ Thomas O. Bouciter Jr.
                                    ----------------------------
                                    Name:  Thomas O. Bouciter Jr.
                                    Title:    Managing Director


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth below.

                              MW POST ADVISORY GROUP
                              ---------------------------------
                              [Name of Purchaser]


                              By:   /s/ Allan Schweitzer
                                    ----------------------------
                                    Name:  Allan Schweitzer
                                    Title:    Managing Director


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth below.

                              THE BAUPOST GROUP SECURITIES, L.L.C.
                              ------------------------------------
                              [Name of Purchaser]


                              By:   /s/ Scott A. Nathan
                                    ----------------------------
                                    Name:  Scott A. Nathan
                                    Title:    Managing Director


                              The above-referenced institution is the beneficial holder of Series B and/or Series C Guaranteed Note(s) issued by Elan Pharmaceutical Investment III, Ltd. as set forth below.

                                    EXHIBIT A

                                    INDENTURE


                            ELAN CAPITAL CORP., LTD.,
                                   as Issuer,

                             ELAN CORPORATION, PLC,
                                  as Guarantor,


                                       and


                              THE BANK OF NEW YORK,
                                   as Trustee

                                ________________

                                    INDENTURE
                                ________________


                              Dated as of [*], 2003


                   [ ]% Convertible Guaranteed Debt Securities

                                TABLE OF CONTENTS


                                                                            Page


                                    ARTICLE 1

             DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.1.        Definitions...............................................1
Section 1.2.        Other Defined Terms......................................13
Section 1.3.        Compliance Certificates and Opinions.....................14
Section 1.4.        Form of Documents Delivered to Trustee...................14
Section 1.5.        Acts of Holders..........................................15
Section 1.6.        Notices, etc. to Trustee, Company and Guarantor..........16
Section 1.7.        Notice to Holders of Securities; Waiver..................17
Section 1.8.        Language of Notices......................................17
Section 1.9.        Effect of Headings and Table of Contents.................17
Section 1.10.       Successors and Assigns...................................17
Section 1.11.       Separability Clause......................................17
Section 1.12.       Benefits of Indenture....................................18
Section 1.13.       Governing Law............................................18
Section 1.14.       Legal Holidays...........................................18
Section 1.15.       Counterparts.............................................18
Section 1.16.       Judgment Currency........................................18
Section 1.17.       No Security Interest Created.............................19
Section 1.18.       Limitation on Individual Liability.......................19
Section 1.19.       Submission to Jurisdiction...............................19
Section 1.20.       Enforcement of Certain Provisions........................20
Section 1.21.       Waiver of Jury Trial.....................................20

                                    ARTICLE 2

                            SECURITIES IN GLOBAL FORM

Section 2.1.        Reserved.................................................20
Section 2.2.        Reserved.................................................20
Section 2.3.        Securities in Global Form................................20

                                    ARTICLE 3

                                 THE SECURITIES

Section 3.1.        Form.....................................................22
Section 3.2.        Currency; Denominations..................................22
Section 3.3.        Execution, Authentication, Delivery and Dating...........22
Section 3.4.        Restrictive Legends......................................24
Section 3.5.        Registration, Transfer and Exchange......................25
Section 3.6.        Mutilated, Destroyed, Lost and Stolen Securities.........28
Section 3.7.        Payment of Interest and Certain Additional Amounts;
                      Rights to Interest and Certain Additional Amounts
                      Preserved..............................................29

Section 3.8.        Persons Deemed Owners....................................30
Section 3.9.        Cancellation.............................................30
Section 3.10.       Computation of Interest..................................31
Section 3.11.       ISIN/CUSIP Numbers.......................................31

                                    ARTICLE 4

               SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

Section 4.1.        Satisfaction and Discharge...............................31
Section 4.2.        Defeasance and Covenant Defeasance.......................32
Section 4.3.        Application of Trust Money...............................35
Section 4.4.        Repayment to Company or Guarantor........................35
Section 4.5.        Limitation on Satisfaction and Discharge and Defeasance..35

                                    ARTICLE 5

                                    REMEDIES

Section 5.1.        Events of Default........................................35
Section 5.2.        Acceleration of Maturity; Rescission and Annulment.......37
Section 5.3.        Collection of Indebtedness and Suits for Enforcement by
                      Trustee................................................38
Section 5.4.        Trustee May File Proofs of Claim.........................39
Section 5.5.        Trustee May Enforce Claims Without Possession of
                      Securities.............................................40
Section 5.6.        Application of Money Collected...........................40
Section 5.7.        Limitations on Suits.....................................40
Section 5.8.        Unconditional Right of Holders To Receive Principal
                      and Any Premium, Interest and Additional Amounts.......41
Section 5.9.        Restoration of Rights and Remedies.......................41
Section 5.10.       Rights and Remedies Cumulative...........................41
Section 5.11.       Delay or Omission Not Waiver.............................41
Section 5.12.       Control by Holders of Securities.........................42
Section 5.13.       Waiver of Past Defaults..................................42
Section 5.14.       Waiver of Usury, Stay or Extension Laws..................42
Section 5.15.       Undertaking for Costs....................................42

                                    ARTICLE 6

                                   THE TRUSTEE

Section 6.1.        Certain Rights of Trustee................................43
Section 6.2.        Notice of Defaults.......................................45
Section 6.3.        Not Responsible for Recitals or Issuance of Securities...46
Section 6.4.        May Hold Securities......................................46
Section 6.5.        Money Held in Trust......................................46
Section 6.6.        Compensation and Reimbursement...........................46
Section 6.7.        Corporate Trustee Required; Eligibility..................47
Section 6.8.        Resignation and Removal; Appointment of Successor........47
Section 6.9.        Acceptance of Appointment by Successor...................49
Section 6.10.       Merger, Conversion, Consolidation or Succession to
                      Business...............................................50
Section 6.11.       Appointment of Authenticating Agent......................50

Section 6.12.       Appointment of Co-Trustee................................51

                                    ARTICLE 7

           HOLDERS LISTS AND REPORTS BY TRUSTEE, GUARANTOR AND COMPANY

Section 7.1.        Company and Guarantor To Furnish Trustee
                      Names and Addresses of Holders.........................52
Section 7.2.        Preservation of Information; Communications to Holders...52
Section 7.3.        Reports by the Trustee to Holders........................52
Section 7.4.        Reports..................................................53

                                    ARTICLE 8

                 CONSOLIDATION, AMALGAMATIONS, MERGER AND SALES

Section 8.1.        Company May Consolidate, Etc., Only on Certain Terms.....53
Section 8.2.        Successor Person Substituted for Company.................54
Section 8.3.        Guarantor May Consolidate, Etc., Only on Certain Terms...54
Section 8.4.        Successor Person Substituted for Guarantor...............55

                                    ARTICLE 9

                        SUPPLEMENTAL INDENTURES; WAIVERS

Section 9.1.        Without Consent of Holders...............................56
Section 9.2.        With Consent of Holders..................................57
Section 9.3.        Execution of Supplemental Indentures, Etc................58
Section 9.4.        Effect of Waivers and Supplemental Indentures............58
Section 9.5.        Reference in Securities to Supplemental Indentures.......58
Section 9.6.        Revocation and Effect of Consents........................58
Section 9.7.        Notice of Supplemental Indenture or Waiver...............59
Section 9.8.        Supplemental Indentures and Waivers Requiring Consents
                      of EPIL Holders........................................59

                                   ARTICLE 10

                                    COVENANTS

Section 10.1.       Payment of Principal, Any Premium, Interest and
                      Additional Amounts.....................................59
Section 10.2.       Maintenance of Office or Agency; Registrar, Paying
                      Agent and Conversion Agent.............................59
Section 10.3.       Money for Securities Payments To Be Held in Trust........60
Section 10.4.       Limitation on Liens......................................61
Section 10.5.       Limitation on Sale and Leaseback Transactions............62
Section 10.6.       Corporate Existence......................................63
Section 10.7.       Reserved.................................................63
Section 10.8.       Company Statement as to Compliance; Notice of Certain
                      Defaults...............................................63
Section 10.9.       Guarantor Statement as to Compliance; Notice of Certain
                      Defaults...............................................64
Section 10.10.      Additional Amounts.......................................64
Section 10.11.      Limitation on Certain Amendments, Modifications and
                      Supplements............................................66
Section 10.12.      Limitation on Disposition of Guarantor Intercompany
                      Note...................................................67

Section 10.13.      Limitation on Retirement of Indebtedness.................67
Section 10.14.      Limitation on Dividends and Stock Repurchases............68
Section 10.15.      Limitation on Asset Sales................................68
Section 10.16.      Limitation on Activities of the Company..................68
Section 10.17.      Limitation on Investments in the Company.................68

                                   ARTICLE 11

                            REDEMPTION OF SECURITIES

Section 11.1.       Reserved.................................................69
Section 11.2.       Election To Redeem; Notice to Trustee....................69
Section 11.3.       Selection of Securities To Be Redeemed...................69
Section 11.4.       Notice of Redemption.....................................69
Section 11.5.       Deposit of Redemption Price..............................70
Section 11.6.       Securities Redeemed......................................71
Section 11.7.       Securities Redeemed in Part..............................71
Section 11.8.       Redemption for Tax Reasons...............................71
Section 11.9.       Redemption at the Option of the Company..................72

                                   ARTICLE 12

                                    RESERVED


                                   ARTICLE 13

                    REDEMPTION AT THE OPTION OF HOLDERS UPON
                                CHANGE OF CONTROL

Section 13.1.       Purchase of Securities at Option of the Holder upon
                      Change of Control......................................72
Section 13.2.       Effect of  Change of Control Purchase Notice.............75
Section 13.3.       Deposit of Change of Control Purchase Price..............76
Section 13.4.       Securities Purchased in Part.............................76
Section 13.5.       Compliance with Securities Laws upon Purchase of
                      Securities.............................................77
Section 13.6.       Repayment to the Guarantor...............................77

                                   ARTICLE 14

                                    RESERVED


                                   ARTICLE 15

                        MEETINGS OF HOLDERS OF SECURITIES

Section 15.1.       Purposes for Which Meetings May Be Called................77
Section 15.2.       Call, Notice and Place of Meetings.......................77
Section 15.3.       Persons Entitled To Vote at Meetings.....................78
Section 15.4.       Quorum; Action...........................................78
Section 15.5.       Determination of Voting Rights; Conduct and Adjournment
                      of Meetings............................................79
Section 15.6.       Counting Votes and Recording Action of Meetings..........79

                                   ARTICLE 16

                      SUBORDINATEd GUARANTEE AND INDEMNITY

Section 16.1.       The Guarantee............................................80
Section 16.2.       Net Payments.............................................80
Section 16.3.       Guarantee Unconditional, etc.............................82
Section 16.4.       Reinstatement............................................82
Section 16.5.       Subrogation..............................................82
Section 16.6.       Indemnity................................................82

                                   ARTICLE 17

                                  SUBORDINATION

Section 17.1.       Guarantee Obligations Subordinated to Guarantor Senior
                      Debt...................................................83
Section 17.2.       No Payment When Guarantor Senior Debt in Default.........83
Section 17.3.       Guarantee Obligations Subordinated to Prior Payment of
                      All Guarantor Senior Debt on Dissolution, Liquidation
                      or Reorganization of the Guarantor.....................84
Section 17.4.       Payments May Be Paid Prior to Dissolution................85
Section 17.5.       Holders To Be Subrogated to Rights of Holders of
                      Guarantor Senior Debt..................................85
Section 17.6.       Guarantee Obligations of the Guarantor Unconditional.....85
Section 17.7.       Reliance on Judicial Order or Certificate of
                      Liquidating Agent......................................86
Section 17.8.       Subordination Right Not Impaired by Acts or Omissions of the
                      Guarantor or Holders of Guarantor Senior Debt..........86
Section 17.9.       Holders Authorize Trustee To Effect Subordination of
                      Guarantee Obligations..................................86
Section 17.10.      No Payment on Securities When Guarantor Senior Debt
                      in Default.............................................87
Section 17.11.      Payments May Be Paid Prior to EPIL Default...............87
Section 17.12.      Right Not Impaired by Acts or Omissions of the Company
                      or Holders of Guarantor Senior Debt....................88
Section 17.13.      This Article 17 Not To Prevent Events of Default.........88
Section 17.14.      Amendments or Modifications to Article 17................88
Section 17.15.      No Fiduciary Duty of Trustee to Holders of Senior Debt...88
Section 17.16.      Conversions Not Impaired.................................89

                                   ARTICLE 18

                                   CONVERSION

Section 18.1.       Conversion Right.........................................89
Section 18.2.       Conversion Procedure.....................................91
Section 18.3.       Fractional Ordinary Shares and ADSs......................92
Section 18.4.       Taxes on Conversion......................................92
Section 18.5.       Guarantor To Provide Stock...............................92
Section 18.6.       Adjustment for Change in Capital Stock...................93
Section 18.7.       Adjustment for Rights Issue..............................93
Section 18.8.       Adjustment for Other Distributions.......................94
Section 18.9.       Adjustment for Share Purchase............................95
Section 18.10.      Adjustment upon Change of Control........................96
Section 18.11.      Upward Adjustment at the Option of the Guarantor.........96

Section 18.12.      When Adjustment May Be Deferred..........................97
Section 18.13.      When No Adjustment Required..............................97
Section 18.14.      Notice of Adjustment.....................................97
Section 18.15.      Notice of Certain Transactions...........................98
Section 18.16.      Reorganization of Company; Special Distributions.........98
Section 18.17.      Guarantor Determination Final............................99
Section 18.18.      Trustee's Adjustment Disclaimer..........................99
Section 18.19.      Simultaneous Adjustments.................................99
Section 18.20.      Successive Adjustments...................................99

EXHIBIT A         FORM OF SECURITY
EXHIBIT B         FORM OF GUARANTEE

     INDENTURE, dated as of [*], 2003 (the "Indenture"), among ELAN CAPITAL CORP., LTD., a Bermuda exempted company limited by shares (hereinafter called the "Company"), having its principal executive office located at 102 St. James Court, Flatts Smiths, FL 04 Bermuda, ELAN CORPORATION, plc, a public limited company organized under the laws of Ireland (hereinafter called the "Guarantor"), having its principal executive office at Lincoln House, Lincoln Place, Dublin 2, Ireland, and THE BANK OF NEW YORK, a New York banking corporation, as Trustee (hereinafter called the "Trustee"), having its Corporate Trust Office located at 101 Barclay Street, New York, New York 10286.

                                    RECITALS


     The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance of its [ ]% Convertible Guaranteed Debt Securities (hereinafter called the "Securities"), unlimited as to principal amount, to bear such rates of interest, to mature at such time or times, and to have such other provisions as shall be fixed as hereinafter provided.

     The Company has duly authorized the execution and delivery of this Indenture. All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

     The Guarantor has duly authorized the execution and delivery of this Indenture to provide for the issuance of the Guarantee and the indemnity provided for herein. All things necessary to make this Indenture a valid agreement of the Guarantor, in accordance with its terms, have been done and all things necessary to provide for the issuance of Shares (as defined herein) upon conversion of Securities in accordance with the terms of this Indenture have been done.

                   NOW, THEREFORE, THIS INDENTURE WITNESSETH:

     For and in consideration of the premises and the purchase of the Securities by the Holders (as defined herein) thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities as follows:

                                   ARTICLE 1

             DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

     Section 1.1. Definitions.

     Except as otherwise expressly provided in or pursuant to this Indenture or unless the context otherwise requires, for all purposes of this Indenture:

          (1) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

          (2) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

          (3) any action that the Guarantor or the Company is prevented from taking "directly or indirectly" under this Indenture includes, without limitation, any such action taken on behalf of the Guarantor or the Company by any of the Subsidiaries or Affiliates of the Guarantor or the Company;

          (4) the words "herein," "hereof," "hereto" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

          (5) the word "or" is always used inclusively (for example, the phrase "A or B" means "A or B or both," not "either A or B but not both").

     Certain terms used principally in certain Articles hereof are defined in those Articles.

     "AAA-rated country" means any country having, on any date of determination, a credit rating of AAA from Standard & Poor's Rating Group, a division of McGraw-Hill, Inc. and its successors, or Aaa from Moody's Investors Service, Inc. and its successors.

     "Additional Amounts" means any additional amounts which are required, by Sections 10.10 and 16.2, to be paid by the Company or the Guarantor in respect of certain taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied on Holders specified therein and which are owing to such Holders.

     "ADR" or "ADRs" means American Depository Receipts issued by the Depository representing ADSs.

     "ADS" or "ADSs" means American Depository Shares, evidenced by ADRs, of the Guarantor, issued from time to time by the Depository pursuant to the Deposit Agreement, each such ADS representing one Ordinary Share as of the date hereof.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have the meanings correlative to the foregoing.

     "Applicable Procedures" means, with respect to any conversion of, or transfer or exchange of or for, beneficial interests in any Global Security, the rules and procedures of Euroclear and Clearstream that apply to such conversion, transfer or exchange at the relevant time.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other disposition by the Guarantor or any of its Subsidiaries to any Person of property or assets of the Guarantor or any Subsidiary of the Guarantor owned by the Guarantor or any of its Subsidiaries on the Issue Date; provided, however, that an Asset Sale shall not include (i) any sale, conveyance, transfer or disposition of securities issued by any Person other than the Guarantor or any Subsidiary of the Guarantor, (ii) any sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof, (iii) any sale, conveyance, transfer or disposition of cash equivalents, (iv) any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any type, (v) any grant, assignment or licensing in the ordinary course of business consistent with past practice of patents, trademarks and similar intellectual property rights, (vi) any disposal or replacement of obsolete or worn out equipment,
(vii) any conveyance,
transfer or lease of the properties and assets of the Guarantor as an entirety or substantially as an entirety as permitted under Article 8, (viii) any sale, conveyance, transfer or disposition of assets or property in the ordinary course of business of the Guarantor or any of its Subsidiaries (such as sales of inventory) and (ix) any sale, conveyance, transfer or other disposition of assets or property between or among the Guarantor and any Subsidiary of the Guarantor or between or among Subsidiaries of the Guarantor.

     "Athena" means Athena Neurosciences Finance, LLC, a Delaware limited liability company.

     "Athena Indenture" means the Indenture, dated as of February 21, 2001, by and among Athena, as issuer, the Guarantor, as guarantor, and The Bank of New York, as trustee, as supplemented by the First Supplemental Indenture, dated as of February 21, 2001, by and among Athena, as issuer, the Guarantor, as guarantor, and The Bank of New York, as trustee, in each case, as may be amended, modified or supplemented from time to time.

     "Athena Notes" means the 7 1/4% Guaranteed Senior Notes due 2008 issued from time to time pursuant to the Athena Indenture.

     "Attributable Indebtedness," in respect of any sale and leaseback transaction, means, as of the time of determination, the total obligation (discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with like term in accordance with GAAP) of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in the sale and leaseback transaction.

     "Authenticating Agent" means any Person authorized by the Trustee pursuant to Section 6.11 to act on behalf of the Trustee to authenticate the Securities.

     "Authorized Newspaper" means a newspaper, in an official language of the place of publication or in the English language, customarily published on each day that is a Business Day in the place of publication, whether or not published on days that are Legal Holidays in the place of publication, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any day that is a Business Day in the place of publication.

     "Authorized Officer" means, with respect to the Company or the Guarantor, the Chief Executive Officer, the President, any Vice President, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company or the Guarantor, as applicable.

     "Average Sale Price" means, on any date, the average of the Sale Prices of the ADSs for the 30 consecutive Trading Days ending on the last full Trading Day prior to such date.

     "Board of Directors" means, with respect to any Person, the board of directors of such Person or any committee of that board duly authorized to act generally or in any particular respect for such Person.

     "Board Resolution" means a copy of one or more resolutions, certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors of the Company and to be in full force and effect on the date of such certification, delivered to the Trustee.

     "Business Day" means any day other than a Saturday, Sunday or other day on which banking institutions in the City of New York, London or Ireland are authorized or obligated by law, regulation or executive order to close.

     "Capital Stock" of any Person means any and all shares, interests, limited liability company interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including Preferred Stock, but excluding any Indebtedness convertible into such equity.

     "Capitalized Lease Obligation" means an obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles.

     "Cash Consideration" means, in connection with any transaction constituting a Change of Control, any consideration other than Listed Equity Securities.

     "Clearing Agency" means each of Euroclear and Clearstream, and together, the "Clearing Agencies."

     "Clearstream" means Clearstream Banking, societe anonyme, or its successors.

     "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under such Act, then the body performing such duties at such time.

     "Company" means the Person named as the "Company" in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person, and any other obligor upon the Securities.

     "Company Request" and "Company Order" mean, respectively, a written request or order, as the case may be, signed in the name of the Company by an Authorized Officer, and delivered to the Trustee.

     "Consolidated Net Tangible Assets" means the aggregate amount of assets of the Guarantor and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (i) all current liabilities of the Guarantor and its Subsidiaries (other than intercompany liabilities and Indebtedness for money borrowed having a maturity of less than 12 months from the date of the balance sheet of the Guarantor and its consolidated Subsidiaries as of the end of the most recent fiscal quarter of the Guarantor ending at least 45 days prior to the taking of any action for the purpose of which such determination is being made (but which by its terms is renewable or extendible beyond 12 months from such date at the option of the borrower)) and (ii) all goodwill, trade names, patents, unamortized debt discount and expense and any other like intangibles, all as set forth on such balance sheet, prepared in accordance with GAAP.

     "Conversion Agent" means any Person authorized by the Guarantor to convert Securities on behalf of the Guarantor pursuant to Article 18.

     "Corporate Trust Office" means the principal corporate trust office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of original execution of this Indenture is located at 101 Barclay Street, Floor 21W, New York, New York 10286,
Attention: Corporate Trust Administration, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor trustee.

     "Corporation" includes corporations and limited liability companies and, except for purposes of Article 8, associations, companies and business trusts.

     "Current Market Price" means, at a particular date, the arithmetical mean of the Sale Prices of the ADSs for each of the five consecutive Trading Days preceding and ending on the Trading Day immediately preceding such date. If no such Sale Prices are available, the Current Market Price on such date shall be the fair value of an Ordinary Share as reasonably determined in good faith by the Board of Directors of the Guarantor, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer's Certificate of the Guarantor delivered to the Trustee.

     "Deposit Agreement" means the Amended and Restated Deposit Agreement, dated as of May 17, 1996, among the Guarantor, the Depository, as Depository, and the holders from time to time of ADRs issued thereunder.

     "Depository" means The Bank of New York, as Depository with respect to the ADSs.

     "Distribution Compliance Period" means the 40-day restricted period as defined in Regulation S.

     "Dollars" or "$" means a dollar or other equivalent unit of legal tender for payment of public or private debts in the United States of America.

     "EFC" means Elan Finance Corporation, Ltd., a Bermuda limited company.

     "Elan Funding Agreement" means the Funding Agreement, dated as of the Issue Date, by and between the Guarantor and the Company.

     "EPIL Agreements" means, collectively, the EPIL II Agreements, the EPIL III Agreements and any EPIL Refinancing Agreements.

     "EPIL Default" means (i) any event or condition the occurrence or existence of which would, with the lapse of time or the giving of a notice or both, become an event of default under any of the EPIL Agreements, (ii) any event of default under any of the EPIL Agreements (including the acceleration of the maturity of the EPIL II Notes, the EPIL III Notes or any series of EPIL Refinancing Notes) or (iii) any acceleration of the maturity of the Securities.

     "EPIL Indebtedness" means, collectively, all loans, advances, debts, liabilities and monetary obligations evidenced by, or under or pursuant to, the EPIL Notes or the EPIL Agreements, including, without limitation, all principal, interest, premiums (including make-whole premiums), fees, charges and expenses.

     "EPIL Notes" means, collectively, the EPIL II Notes, the EPIL III Notes and any EPIL Refinancing Notes.

     "EPIL Refinancing Agreements" means, collectively, the EPIL Refinancing Notes and all agreements and documents pursuant to which the EPIL Refinancing Notes were issued or delivered in connection with the EPIL Refinancing Notes.

     "EPIL Refinancing Indebtedness" means (i) any Indebtedness (including, without limitation, any guarantee) issued by the Guarantor or one or more of its Subsidiaries in exchange for the EPIL II Notes or the EPIL III Notes and (ii) any Indebtedness issued by the Guarantor or one or more of its Subsidiaries, of which at least 90% in aggregate principal amount is issued to Persons who are, at the time of such issuance, holders of EPIL II Notes or EPIL III Notes and the net proceeds of which are used to refinance, renew, defease, refund or repay, in whole or in part, the EPIL II Notes or the EPIL III Notes; provided that the aggregate principal amount of any such newly-issued Indebtedness does not exceed the principal amount of, all accrued interest on and all fees, charges, expenses and premiums (including make-whole premiums) of, the EPIL II Notes or the EPIL III Notes exchanged, or refinanced, renewed, defeased, refunded or repaid from the net proceeds of, any such newly-issued Indebtedness.

     "EPIL Refinancing Notes" means the notes or other instruments outstanding from time to time evidencing any EPIL Refinancing Indebtedness.

     "EPIL II" means Elan Pharmaceutical Investments II, Ltd., a Bermuda limited company.

     "EPIL II Agreements" means, collectively, the EPIL II Notes, the Note Purchase Agreement, dated as of June 28, 2000, by and among EPIL II and the purchasers whose names appear in the acceptance form at the end thereof, the Guarantee Agreement, dated as of June 28, 2000, by and among the Guarantor and the purchasers whose names appear in the acceptance form at the end thereof, and the other agreements and documents delivered in connection therewith, in each case, as may be amended, modified or supplemented from time to time.

     "EPIL II Notes" means the 9.56% Guaranteed Notes due June 28, 2004 outstanding on the Issue Date issued from time to time by EPIL II in the original aggregate principal amount of $450 million and guaranteed by the Guarantor, as may be amended, modified or supplemented from time to time.

     "EPIL III" means Elan Pharmaceutical Investments III, Ltd., a Bermuda limited company.

     "EPIL III Agreements" means, collectively, the EPIL III Notes, the Note Purchase Agreement, dated as of March 15, 2001, by and among EPIL III and the purchasers whose names appear in the acceptance form at the end thereof, the Guarantee Agreement, dated as of March 15, 2001, by and among the Guarantor and the purchasers whose names appear in the acceptance form at the end thereof, and the other agreements and documents delivered in connection therewith, in each case, as may be amended, modified or supplemented from time to time.

     "EPIL III Notes" means the Series B and Series C Guaranteed Notes due March 15, 2005 outstanding on the Issue Date issued from time to time by EPIL III in the original aggregate principal amount of $390 million and guaranteed by the Guarantor, as may be amended, modified or supplemented from time to time.

     "Euroclear" means Euroclear S.A./N.V., as operator of the Euroclear System, or its successors in such capacity.

     "European Union country" means any member country of the European Union as of the date of this Indenture, not including Greece or Portugal.

     "Event of Default" has the meaning specified in Section 5.1.

     "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Existing EPIL Agreements" means, collectively, the EPIL II Agreements and the EPIL III Agreements.

     "Existing EPIL Indebtedness" means, collectively, all loans, advances, debts, liabilities and monetary obligations evidenced by, or under or pursuant to, the Existing EPIL Notes or the Existing EPIL Agreements, including, without limitation, all principal, interest, premiums (including make-whole premiums), fees, charges and expenses.

     "Existing EPIL Notes" means, collectively, the EPIL II Notes and the EPIL III Notes.

     "Funded Indebtedness" means (i) all Indebtedness having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms is renewable or extendible beyond 12 months from such date at the option of the borrower; and (ii) rental obligations payable more than 12 months from the date as of which the determination is made under leases which are capitalized in accordance with GAAP (such rental obligations to be included as Funded Indebtedness at the amount so capitalized as of such date of determination).

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

     "Government Obligations" means securities which are (i) direct obligations of the United States of America, where the payment or payments thereunder are supported by the full faith and credit of such government or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, where the timely payment or payments thereunder are unconditionally guaranteed as a full faith and credit obligation by the United States of America, and which, in the case of (i) or (ii), are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or other amount with respect to any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of or other amount with respect to the Government Obligation evidenced by such depository receipt.

     "Guarantee" means the unconditional guarantee of the payment of the principal of, any premium or interest on and any Additional Amounts with respect to the Securities by the Guarantor, as more fully set forth in Article 16.

     "Guarantee Obligations" means all obligations of every nature of the Guarantor from time to time owing to the Holders and the Trustee under this Indenture and the Securities (including its

Guarantee), whether for principal, premium, interest, Additional Amounts, fees, penalties, expenses, indemnities, damages or otherwise.

     "Guarantor" means the Person named as the "Guarantor" in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Guarantor" shall mean such successor Person.

     "Guarantor Intercompany Note" means the promissory note dated the date hereof issued by the Guarantor to the Company in the principal amount of $[ ].

     "Guarantor Request" and "Guarantor Order" mean, respectively, a written request or order, as the case may be, signed in the name of the Guarantor by an Authorized Officer and delivered to the Trustee.

     "Guarantor Senior Debt" means, with respect to the Guarantor, all liabilities for all loans, advances, debts and monetary obligations of every nature, including, without limitation, obligations to pay principal, premium (including, without limitation, make-whole premium), interest (including interest accruing subsequent to the filing of a petition initiating any proceeding pursuant to any bankruptcy law at the rate provided for in the documents with respect thereto, whether or not such interest is an allowable claim under applicable law), fees, penalties, expenses, indemnities, damages and other amounts under (i) the Guarantor's guarantee of the EPIL II Notes pursuant to the terms of the EPIL II Agreements, (ii) the Guarantor's guarantee of the EPIL III Notes pursuant to the terms of the EPIL III Agreements and (iii) the Guarantor's obligations under any EPIL Refinancing Indebtedness.

     "Guarantor's Board Resolution" means a copy of one or more resolutions, certified by the Secretary or an Assistant Secretary of the Guarantor to have been duly adopted by the Guarantor's Board of Directors and to be in full force and effect on the date of such certification, delivered to the Trustee.

     "Holder" means the Person in whose name a Security is registered in the Security Register.

     "Indebtedness" means, with respect to any Person, (i) the principal of and any premium and interest on (a) indebtedness of such Person for money borrowed and (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capitalized Lease Obligations of such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; (vi) all obligations of the type referred to in clauses
(i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and (vii) any amendments, modifications, refundings, renew-als or extensions of any indebtedness or obligation described as Indebtedness in clauses (i) through (vi) above.

     "Indenture" means this instrument as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

     "Interest" means interest payable on the Securities and includes Additional Amounts.

     "Interest Payment Date" with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

     "Investment" by any Person in any other Person means any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account of others), or any purchase or acquisition by such Person of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, such other Person; provided, however, that an Investment shall not include any Investment pursuant to the terms of the Elan Funding Agreement, so long as such Investment is not otherwise then prohibited by Article 17.

     "ISIN/CUSIP number" means the alphanumeric designation assigned to a Security by Standard & Poor's Ratings Service, CUSIP Service Bureau.

     "Issue Date" means the date of the first issuance of Securities under this Indenture.

     "Legal Holiday" means any day that is not a Business Day.

     "Lien" means any mortgage, pledge, lien, security interest or other encumbrance.

     "Listed Equity Securities" means common equity securities traded on a European or United States national securities exchange or quoted on the Nasdaq National Market System.

     "LYONs" means the Liquid Yield Option Notes due 2018 issued from time to time pursuant to the LYONs Indenture.

     "LYONs Indenture" means the Indenture, dated as of December 14, 1998, by and among EFC, as issuer, the Guarantor, as guarantor, and The Bank of New York, as trustee, as may be amended, modified or supplemented from time to time.

     "Market Value" means, with respect to any Listed Equity Security at any particular date, the volume weighed average trading prices of such Listed Equity Security for the five consecutive Trading Days preceding and ending on the Trading Day immediately preceding such date on the principal United States securities exchange or the Nasdaq National Market System on which such Listed Equity Security is then listed or admitted for trading, as applicable, or, if such Listed Equity Security is not then listed or admitted for trading on a U.S. national or regional securities exchange or on the Nasdaq National Market System, the volume weighted average prices of such Listed Equity Security for the five consecutive Trading Days preceding and ending on the Trading Day immediately preceding such date on the principal European securities exchange on which such Listed Equity Security is then listed or admitted for trading.

     "Maturity", with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as provided in or pursuant to this Indenture, whether at the Stated Maturity or by declaration of acceleration, notice of redemption or repurchase, notice of option to elect repayment or otherwise, and includes the Redemption Date.

     "New York Banking Day" has the meaning specified in Section 1.16.

     "Obligations" means all obligations of every nature of the Company from time to time owing to the Holders and the Trustee under this Indenture and the Securities, whether for principal, premium, interest, Additional Amounts, fees, penalties, expenses, indemnities, damages or otherwise.

     "Office" or "Agency", with respect to any Securities, means an office or agency of the Company and the Guarantor maintained or designated in a Place of Payment for such Securities pursuant to Section 10.2 or any other office or agency of the Company and the Guarantor maintained or designated for such Securities pursuant to Section 10.2 or, to the extent designated or required by
Section 10.2 in lieu of such office or agency, the Corporate Trust Office of the Trustee.

     "Officer's Certificate" means a certificate signed by an Authorized Officer that is delivered to the Trustee.

     "Opinion of Counsel" means a written opinion of counsel, who may be an employee of or counsel for the Company or the Guarantor, as the case may be, or other counsel who shall be reasonably acceptable to the Trustee.

     "Ordinary Shares" means the ordinary shares of Capital Stock of the Guarantor, par value (euro).05 per share.

     "Outstanding", when used with respect to any Securities, means, as of the date of determination, all such Securities theretofore authenticated and delivered under this Indenture, except:

          (a) any such Security theretofore canceled by the Trustee or the Security Registrar or delivered to the Trustee or the Security Registrar for cancellation;

          (b) any such Security for whose payment at the Maturity thereof money in the necessary amount has been theretofore deposited pursuant hereto (other than pursuant to Section 4.2) with the Trustee or any Paying Agent (other than the Guarantor or any of its Affiliates) in trust for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

          (c) any such Security with respect to which the Company or the Guarantor has effected defeasance pursuant to the terms hereof, except to the extent provided in Section 4.2;

          (d) any such Security which has been paid pursuant to Section 3.6 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, unless there shall have been presented to the Trustee proof satisfactory to it that such Security is held by a bona fide purchaser in whose hands such Security is a valid obligation of the Company; and

          (e) any such Security converted as contemplated by this Indenture;

provided, however, that in determining whether the Holders of the requisite principal amount of Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder or are present at a meeting of Holders of Securities for quorum purposes, Securities owned by the Company, the Guarantor or any other obligor upon the Securities or any Affiliate of the Company, the Guarantor or such other obligor, shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making any such determination or relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which shall have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee (A) the pledgee's right so to act with respect to such Securities and (B) that the pledgee is not the Company, the Guarantor or any other obligor upon the Securities or an Affiliate of the Company, the Guarantor or such other obligor.

     "Paying Agent" means any Person authorized by the Company to pay the principal amount of, any premium or interest on, or any Additional Amounts with respect to, the Securities.

     "Person" means any individual, Corporation, partnership, joint venture, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Place of Payment" means the place or places where the principal of, or any premium or interest on, or any Additional Amounts with respect to, the Securities are payable as provided in or pursuant to this Indenture and the Securities.

     "Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same Indebtedness as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 3.6 in exchange for or in lieu of a lost, destroyed, mutilated or stolen Security shall be deemed to evidence the same Indebtedness as the lost, destroyed, mutilated or stolen Security.

     "Preferred Stock" in respect of any Corporation means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Corporation, over shares of Capital Stock of any other class of such Corporation.

     "Principal Property" means any contiguous or proximate parcel of real property owned by, or leased to, the Guarantor or any of the Restricted Subsidiaries, and any equipment located at or comprising a part of any such property, having a gross book value (without deduction of any depreciation reserves) as of the date of determination, in excess of 1.0% of Consolidated Net Tangible Assets.

     "Redemption Date", with respect to any Security or portion thereof to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

     "Redemption Price", with respect to any Security or portion thereof to be redeemed, means the price at which it is to be redeemed as determined by or pursuant to Article 11.

     "Regular Record Date" for the interest payable on any Security on any Interest Payment Date therefor means the date, if any, specified in such Security as the "Regular Record Date".

     "Regulation S" means Regulation S promulgated under the Securities Act, as it may be amended from time to time, and any successor provision thereto.

     "Relevant Taxing Jurisdiction" means, when used in or with respect to
Section 10.10, the jurisdictions set forth in clauses (i), (ii) and (iii) of the first paragraph of Section 10.10, and, when used in or with respect to Section 16.2, the jurisdictions set forth in clauses (i), (ii) and (iii) of the first paragraph of Section 16.2.

     "Required EPIL Holders" means, at any date, (i) the holders of a majority in aggregate principal amount outstanding at such date of the EPIL II Notes,
(ii) the holders of a majority in aggregate principal amount outstanding at such date of the EPIL III Notes and (iii) the holders of a majority in aggregate principal amount outstanding at such date of each series of EPIL Refinancing Notes.

     "Required Existing EPIL Holders" means, at any date, (i) the holders of a majority in aggregate principal amount outstanding at such date of the EPIL II Notes and (ii) the holders of a majority in aggregate principal amount outstanding at such date of the EPIL III Notes.

     "Responsible Officer" means any vice president, any assistant vice president, any assistant treasurer, or any trust officer or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

     "Restricted Subsidiary" means any subsidiary of the Guarantor which owns or leases a Principal Property.

     "Sale Price" means, at any date, the volume weighted average trading prices of the ADSs on the New York Stock Exchange or the Nasdaq National Market System, as applicable, on such date, or, if the ADSs are not listed or admitted for trading on the New York Stock Exchange or the Nasdaq National Market System on such date, the volume weighted average trading prices of the Ordinary Shares on such date on the principal securities exchange on which the Ordinary Shares are listed or admitted for trading on such date and, if the prices on such exchange are quoted in a currency other than the U.S. dollar, such price shall be converted into Dollars at the mid-market spot exchange rate as of the close of business on the Business Day immediately preceding such date, as published in a widely recognized source selected by the Guarantor.

     "Security" or "Securities" means the notes, as amended or supplemented from time to time in accordance with the terms hereof, authenticated and delivered under this Indenture.

     "Security Register" and "Security Registrar" have the respective meanings specified in Section 3.5.

     "Shares" means, at the option of the Holder, the ADSs or Ordinary Shares of the Guarantor that will be delivered upon conversion of a Security.

     "Special Record Date" for the payment of any Defaulted Interest on any Security means a date fixed by the Company pursuant to Section 3.7.

     "Stated Maturity", with respect to any Security or any installment of principal thereof or interest thereon or any Additional Amounts with respect thereto, means, with respect to the principal amount of such Security, [ ], 2008, and with respect to interest or Additional Amounts on such Security, the date established by or pursuant to this Indenture or such Security as the fixed date on which such installment of interest is, or such Additional Amounts are, due and payable.

     "Subsidiary" means, in respect of any Person, any Corporation, limited or general partnership or other business entity of which at the time of determination more than 50% of the voting power of the shares of its Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

     "Total Consideration" means, in connection with any Change of Control, the value in U.S. dollars of all shares, securities, other instruments or other assets issued or paid to the holders of Ordinary Shares in connection with such Change of Control.

     "Trading Day" means each day on which the securities exchange or quotation system which is used to determine an Average Sale Price, a Current Market Price, a Market Price or a Sale Price is open for trading or quotation.

     "Trustee" means the Person named as the "Trustee" in the first paragraph of this Indenture until a successor Trustee shall have become such with respect to the Securities pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean each Person who is then a Trustee hereunder.

     "United States" or "U.S.", except as otherwise provided in or pursuant to this Indenture or the Securities, means the United States of America (including the states thereof and the District of Columbia), its territories and possessions and other areas subject to its jurisdiction.

     "Vice President", when used with respect to the Company, the Guarantor or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "Vice President".

     Section 1.2. Other Defined Terms.

                                                              Defined in
     Term                                                      Section

     "Act"................................................     1.5
     "Alternate Offer"....................................     13.1(a)
     "beneficial owner"...................................     13.1(a)
     "beneficially own"...................................     13.1(a)
     "beneficially owned".................................     13.1(a)
     "Cash Alternative"...................................     18.1
     "Cash Alternative Payment"...........................     18.1
     "Change of Control"..................................     13.1
     "Change of Control Purchase Date"....................     13.1
     "Change of Control Purchase Notice"..................     13.1(c)
     "Change of Control Purchase Price"...................     13.1
     "Common Depositary"..................................     2.3
     "Conversion Date"....................................     18.2
     "Conversion Price"...................................     11.9
     "Conversion Ratio"...................................     18.1
     "covenant defeasance"................................     4.2(3)
     "Defaulted Interest".................................     3.7
     "defeasance".........................................     4.2(2)

                                                              Defined in
     Term                                                      Section

     "Event of Default"...................................     5.1
     "Expiration Time"....................................     18.9
     "Global Security"....................................     2.3
     "Judgment Currency"..................................     1.16
     "New York Banking Day"...............................     1.16
     "Notice of Default"..................................     5.1
     "Purchased Shares"...................................     18.9
     "Regulation S Global Security".......................     2.3
     "Regulation S Legend"................................     3.4(ii)
     "Relevant Date"......................................     10.10
     "Required Currency"..................................     1.16
     "Required Holders"...................................     9.2
     "Securities Act".....................................     3.4(ii)
     "Security Register"..................................     3.5
     "Security Registrar".................................     3.5
     "Trust Indenture Act"................................     6.7

     Section 1.3. Compliance Certificates and Opinions.

     Except as otherwise expressly provided in this Indenture, upon any application or request by the Company or the Guarantor to the Trustee to take any action under any provision of this Indenture, the Company or the Guarantor, as the case may be, shall furnish to the Trustee an Officer's Certificate of the Company or the Guarantor, as applicable, stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents or any of them is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

     Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

          (1) a statement that the individual signing such certificate or opinion has read such condition or covenant and the definitions herein relating thereto;

          (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

          (3) a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such condition or covenant has been complied with; and

          (4) a statement as to whether, in the opinion of such individual, such condition or covenant has been complied with.

     Section 1.4. Form of Documents Delivered to Trustee.

     In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

     Any certificate or opinion of an officer of the Company or the Guarantor may be based, insofar as it relates to legal matters, upon an Opinion of Counsel; provided that such officer, after reasonable inquiry, has no reason to believe and does not believe that the Opinion of Counsel with respect to the matters upon which his certificate or opinion is based is erroneous. Any such Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company or the Guarantor, as the case may be, stating that the information with respect to such factual matters is in the possession of the Company or the Guarantor, as the case may be; provided that such counsel, after reasonable inquiry, has no reason to believe and does not believe that the certificate or opinion or representations with respect to such matters are erroneous.

     Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture or the Securities, they may, but need not, be consolidated and form one instrument.

     Section 1.5. Acts of Holders.

     (1) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by or pursuant to this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Company or the Guarantor or both of them. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee, the Company and the Guarantor and any agent of the Trustee, the Company or the Guarantor, if made in the manner provided in this Section. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 15.6.

     Without limiting the generality of this Section 1.5, unless otherwise provided in or pursuant to this Indenture, a Holder, including a Clearing Agency that is a Holder of a Global Security, may make, give or take, by a proxy or proxies, duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other Act provided in or pursuant to this Indenture to be made, given or taken by Holders, and a Clearing Agency that is a Holder of a Global Security may provide its proxy or proxies to the beneficial owners of interests in any such Global Security through such Clearing Agency's standing instructions and customary practices.

     The Company shall fix a record date for the purpose of determining the Persons who are beneficial owners of interest in any Global Security held by a Clearing Agency entitled under the procedures of such Clearing Agency to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other Act provided in or pursuant to this Indenture to be made, given or taken by Holders. If such a record date is fixed, the Holders on such record date or their duly appointed proxy or proxies, and only such Persons, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other Act, whether or not such Holders remain Holders after such record date. No such request, demand, authorization, di-rection, notice, consent, waiver or other Act shall be valid or effective if made, given or taken more than 90 days after such record date.

     (2) The fact and date of the execution by any Person of any such instrument or writing referred to in this Section 1.5 may be proved in any reasonable manner; and the Trustee may in any instance require further proof with respect to any of the matters referred to in this Section.

     (3) The ownership, principal amount and serial numbers of Securities held by any Person, and the date of the commencement and the date of the termination of holding the same, shall be proved by the Security Register.

     (4) If the Company or the Guarantor shall solicit from the Holders of any Securities any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company or the Guarantor, as the case may be, may at its option (but is not obligated to), by Board Resolution or Guarantor's Board Resolution, as the case may be, fix in advance a record date for the determination of Holders of Securities entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of Securities of record at the close of business on such record date shall be deemed to be Holders for the purpose of determining whether Holders of the requisite proportion of Outstanding Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Securities shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders of Securities shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six months after the record date.

     (5) Any request, demand, authorization, direction, notice, consent, waiver or other Act by the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done or suffered to be done by the Trustee, any Security Registrar, any Paying Agent, the Guarantor or the Company in reliance thereon, whether or not notation of such Act is made upon such Security.

     Section 1.6. Notices, etc. to Trustee, Company and Guarantor.

     Any request, demand, authorization, direction, notice, consent, waiver or other Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

          (1) the Trustee by any Holder, the Guarantor or the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office, or

          (2) the Company or the Guarantor, as the case may be, by the Trustee or any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company or the Guarantor, as the case may be, addressed to the attention of its Treasurer, with a copy to the attention of its General Counsel, at the address of its principal office specified in the first paragraph of this Indenture or at any other address previously furnished in writing to the Trustee by the Company or the Guarantor, as the case may be.

     Section 1.7. Notice to Holders of Securities; Waiver.

     Except as otherwise expressly provided in or pursuant to this Indenture, where this Indenture provides for notice to Holders of Securities of any event, such notice shall be sufficiently given to Holders of Securities if in writing and mailed, first-class postage prepaid, to each Holder of a Security affected by such event, at the address of such Holder as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. Such notice shall be deemed to have been given when such notice is mailed.

     As long as the Securities are listed on the Irish Stock Exchange, copies of all notices given Holders shall be delivered to the Companies Announcements Office of the Irish Stock Exchange.

     In any case where notice to Holders of Securities is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder of a Security shall affect the sufficiency of such notice with respect to other Holders of Securities. Any notice which is mailed in the manner herein provided shall be conclusively presumed to have been duly given or provided. In the case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

     Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders of Securities shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

     Section 1.8. Language of Notices.

     Any request, demand, authorization, direction, notice, consent, election or waiver required or permitted under this Indenture shall be in the English language, except that, if the Company or the Guarantor, as the case may be, so elects, any published notice may be in an official language of the country of publication.

     Section 1.9. Effect of Headings and Table of Contents.

     The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

     Section 1.10. Successors and Assigns.

     All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not. All covenants and agreements in this Indenture by the Guarantor shall bind its successors and assigns, whether so expressed or not.

     Section 1.11. Separability Clause.

     In case any provision in this Indenture or any Security shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof or thereof shall not in any way be affected or impaired thereby.

     Section 1.12. Benefits of Indenture.

     Other than as expressly set forth in Section 1.20, nothing in this Indenture or any Security, express or implied, shall give to any Person, other than the parties hereto, any Security Registrar, any Paying Agent, any Authenticating Agent and their successors hereunder and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Indenture.

     Section 1.13. Governing Law.

     This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York, but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

     Section 1.14. Legal Holidays.

     Unless otherwise specified in or pursuant to this Indenture or any Securities, in any case where any Interest Payment Date, Stated Maturity or Maturity of any Security, or the last date on which a Holder has the right to convert Securities, shall be a Legal Holiday at any Place of Payment, then (notwithstanding any other provision of this Indenture or any Security (other than a provision in any Security that specifically states that such provision shall apply in lieu hereof)) payment need not be made at such Place of Payment on such date, and such Securities need not be converted on such date but such payment may be made, and such Securities may be converted, on the next succeeding day that is a Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or at the Stated Maturity or Maturity or on such last day for conversion, and no interest shall accrue on the amount payable on such date or at such time for the period from and after such Interest Payment Date, Stated Maturity, Maturity or last day for conversion or exchange, as the case may be, to such next succeeding Business Day. Section 1.15. Counterparts.

     This Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

     Section 1.16. Judgment Currency.

     The Company and the Guarantor each agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of, or premium or interest, if any, or Additional Amounts on the Securities (the "Required Currency") into a currency in which a judgment will be rendered (the "Judgment Currency"), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the requisite amount of the Required Currency with the Judgment Currency on the New York Banking Day preceding the day on which a final unappealable judgment is given and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment (whether or not entered in accordance with clause (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments,
(ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture. For purposes of the foregoing, "New York Banking

Day" means any day except a Saturday, Sunday or a legal holiday in The City of New York or a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to be closed.

     Section 1.17. No Security Interest Created.

     Nothing in this Indenture or in any Securities, express or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect in any jurisdiction where property of the Company, the Guarantor or their respective Subsidiaries is or may be located.

     Section 1.18. Limitation on Individual Liability.

     No recourse under or upon any obligation, covenant or agreement contained in this Indenture or in any Security, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, shareholder (except in a shareholder's corporate capacity as Guarantor), member, officer, director or employee, as such, past, present or future, of the Company or the Guarantor, as the case may be, either directly or through the Company or the Guarantor, as the case may be, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, shareholders, members, officers, directors or employees, as such, of the Company or the Guarantor, as the case may be, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any Security or implied therefrom; and that any and all such personal liability of every name and nature, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against, every such incorporator, shareholder, member, officer, director or manager, as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any Security or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issuance of such Security.

     Section 1.19. Submission to Jurisdiction.

     The Company and the Guarantor each agrees that any judicial proceedings instituted in relation to any matter arising under this Indenture or the Securities may be brought in any United States federal or New York State court sitting in the Borough of Manhattan, The City of New York, New York to the extent that such court has subject matter jurisdiction over the controversy, and, by execution and delivery of this Indenture, the Company and the Guarantor each hereby irrevocably accepts, generally and unconditionally, the jurisdiction of the aforesaid courts, acknowledges their competence and irrevocably agrees to be bound by any judgment rendered in such proceeding. The Company and the Guarantor each also irrevocably and unconditionally waives for the benefit of the Trustee and the Holders of the Securities any immunity from jurisdiction and any immunity from legal process (whether through service or notice, attachment prior to judgment, attachment in the aid of execution, execution or otherwise) in respect of this Indenture. The Guarantor hereby irrevocably designates and appoints for the benefit of the Trustee and the Holders of the Securities for the term of this Indenture CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent to receive on its behalf service of all process (with a copy of all such service of process to be delivered to Corporate Secretary, Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland) brought against it with respect to any such proceeding in any such court in The City of New York, such service being hereby acknowledged by the Guarantor to be effective and binding service on it in every respect whether or not the Guarantor shall then be doing or shall have at any time done business in New York. The Company hereby irrevocably designates and appoints for the benefit of the Trustee and the Holders of the Securities for the term of this Indenture CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as its agent to receive on its behalf service of all process (with a copy of all such service of process to be delivered to President, Elan Capital Corp., Ltd., 102 St. James Court, Flatts Smith, FL 04 Bermuda) brought against it with respect to any such proceeding in any such court in The City of New York, such service being hereby acknowledged by the Company to be effective and binding service on it in every respect whether or not the Company shall then be doing or shall have at anytime done business in New York. Such appointments shall be irrevocable so long as any of the Securities or the respective obligations of the Company and the Guarantor hereunder remain outstanding, or until the appointment of a successor by the Company or the Guarantor, as the case may be, and such successor's acceptance of such appointment. Upon such acceptance, the Company or the Guarantor, as the case may be, shall notify the Trustee of the name and address of such successor. The Company and the Guarantor each further agrees for the benefit of the Trustee and the Holders of the Securities to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of said CT Corporation System, Inc., in full force and effect so long as any of the Securities or the respective obligations of the Company and the Guarantor hereunder shall be outstanding. The Trustee shall not be obligated and shall have no responsibility with respect to any failure by the Company or the Guarantor to take any such action. Nothing herein shall affect the right to serve process in any other manner permitted by any law or limit the right of the Trustee or any Holder to institute proceedings against the Company or the Guarantor in the courts of any other jurisdiction or jurisdictions.

     Section 1.20. Enforcement of Certain Provisions.

     Sections 1.19, 1.21, 4.5, 9.8, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16 and
10.17, the fourth paragraph of Section 18.1, Article 17 and this Section 1.20 shall constitute a continuing offer to all Persons who become holders of, or who continue to hold, Guarantor Senior Debt, and such provisions and each of the definitions used therein are made for the benefit of the holders of Guarantor Senior Debt and such holders are made obligees hereunder and any one or more of them may enforce such provisions.

     Section 1.21. Waiver of Jury Trial.

     Each of the Company, Guarantor and the Trustee hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Indenture, the Securities or the transaction contemplated hereby.

                                    ARTICLE 2

                            SECURITIES IN GLOBAL FORM

     Section 2.1. Reserved.

     Section 2.2. Reserved.

     Section 2.3. Securities in Global Form.

     The Securities will be initially evidenced by a global certificate (a "Global Security") in fully registered form. The Global Security will be duly executed by the Company and authenticated by the Trustee and deposited with and registered in the name of a common depositary (or its nominee) (the "Common Depositary") for the Clearing Agencies. The Global Security initially evidencing the Securities will bear the Regulation S Legend (such Global Security, the "Regulation S Global Security").

     As long as a Global Security evidencing the Securities is on deposit with the Clearing Agencies or any of their respective successors, then:

     (1) any holder wishing to acquire, hold or transfer an interest in respect of the Securities must do so through an account with a Clearing Agency or any of their respective successors or another securities intermediary holding an equivalent interest in respect of the Securities directly or indirectly through a clearing agency or any of its successors;

     (2) there will be one or more securities intermediaries standing between each such accountholder and the underlying Securities;

     (3) the Company, the Guarantor, the Trustee and any agent thereof will have the right to treat the Clearing Agencies or their respective successors or agents as the holders exclusively entitled to receive interest and other payments or property in respect of or in exchange for or upon conversion of the Securities (including the ADS or Ordinary Shares issuable upon conversion of the Securities), and otherwise to exercise all the rights and powers with respect to any Security;

     (4) the Company's and/or the Guarantor's obligation to make payments of interest and principal and other amounts with respect to any Security shall be discharged at the time payment in the appropriate amount is made in accordance with the agency agreement to a clearing agency or its successor or agent;

     (5) the Guarantor's obligation to deliver ADSs or Ordinary Shares upon the exercise by a Holder of its conversion rights shall be discharged at the time (A) book entry positions representing such ADSs or Ordinary Shares are delivered by the Trustee to a Clearing Agency or its successor or agent in accordance with the Indenture or, as the case may be, ADSs or Ordinary Shares are delivered by the Trustee on the Guarantor's behalf to the Common Depositary for deposit in accordance with the terms of the Indenture and the Deposit Agreement or (B) if the Guarantor shall have exercised its right to pay a Cash Alternative, such payment shall have been made to a Clearing Agency or its successor or agent; and

     (6) any Person that acquires, holds or transfers interests in respect of any Security through accounts with a Clearing Agency or with any other financial intermediary will be subject to the laws and contractual provisions governing such Person's relationship with such financial intermediary, as well as the laws and contractual provisions governing the relationship between this financial intermediary and each other financial intermediary, if any, standing between itself and the Global Security evidencing the Securities and the register to determine (A) the legal nature of its interest in respect of any Security and whether such interest is protected against the insolvency of its financial intermediary or any financial intermediary standing between such investor and the underlying Securities and the Security Register,
          (B) whether a Clearing Agency or its successor, and each other securities intermediary, if any, standing between such Person and the underlying Securities and the Security Register, is required to enforce the payment and other terms of the Securities against the Guarantor or to put its accountholders in a position to do so directly and (C) whether such Person's financial intermediary and each financial intermediary, if any, standing between such Person and the under-lying securities and the Security Register, is required to pass on to such person the benefits of ownership of any Securities.

     Subject to the conditions stated above, if any Global Security is exchanged for physical certificates in fully registered form each evidencing a single Security or less than the entire issue of Securities, then:

     (1) the Company, the Guarantor, the Trustee and any agent thereof will have the right to treat each registered Holder of Securities as the Holder and person exclusively entitled to receive interest and other payments or property in respect of, upon conversion of, or in exchange for, the Securities, including the ADSs or Ordinary Shares, and otherwise to exercise all the rights and powers with respect to any security, subject to the provisions of applicable law;

     (2) the Company's and/or Guarantor's obligation to make payments of interest and principal and other amounts with respect to the Securities shall be discharged at the time payment in the appropriate amount is made in accordance with the provisions of this Indenture to each such Holder; and

     (3) the Company's and/or Guarantor's obligations to deliver ADSs or Ordinary Shares upon the exercise by any Holder of Securities of its conversion rights shall be discharged at the time the ADSs or Ordinary Shares are delivered to such Holder of Securities.

                                   ARTICLE 3

                                 THE SECURITIES

     Section 3.1. Form.

     The Securities and the Trustee's certificate of authentication shall be substantially in the form set forth in Exhibit A, which constitutes a part of this Indenture, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture.

     Section 3.2. Currency; Denominations.

     The principal of, any premium and interest on, payments due in respect of the Cash Alternative or pursuant to Section 11.8, 11.9 or 13.1 hereof, and any Additional Amounts with respect to the Securities shall be payable in Dollars. Securities denominated in Dollars shall be issuable in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

     Section 3.3. Execution, Authentication, Delivery and Dating.

     Securities shall be executed on behalf of the Company by its Chief Executive Officer, its President, its Treasurer or a Vice President under its corporate seal reproduced thereon and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities together with the corporate seal, may be manual or facsimile.

     Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company and the Guarantor, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of original issuance of such Securities.

     At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities executed by the Company, to the Trustee for authentication and provided that the Board Resolution, Officer's Certificate and a Company Order for the authentication and delivery of such Securities have been delivered to the Trustee, the Trustee in accordance with the Company Order and subject to the provisions hereof and of such Securities shall authenticate and deliver such Securities. In authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and shall be fully protected in relying upon,

          (1) an Opinion of Counsel to the effect that:

               (a) the form or forms and terms of such Securities have been established in conformity with the provisions of this Indenture;

               (b) all conditions precedent to the authentication and delivery of such Securities have been complied with and that such Securities when completed by appropriate insertions, executed under the Company's corporate seal and attested by duly authorized officers of the Company, delivered by duly authorized officers of the Company to the Trustee for authentication pursuant to this Indenture, and authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforcement thereof may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium, arrangement, fraudulent conveyance, fraudulent transfer or other similar laws relating to or affecting creditors' rights generally, and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) and will entitle the Holders thereof to the benefits of this Indenture, including the Guarantee; such Opinion of Counsel need express no opinion as to the availability of equitable remedies; and

               (c) all laws and requirements in respect of the execution and delivery by the Company of such Securities have been complied with; and

          (2) Officer's Certificates of the Company and the Guarantor, in each case stating that, to the best knowledge of the Persons executing such certificate, all conditions precedent to the execution, authentication and delivery of such Securities have been complied with, and no event which is, or after notice or lapse of time would become, an Event of Default with respect to any of the Securities shall have occurred and be continuing.

     If all the Securities are not to be issued at one time, it shall not be necessary to deliver an Opinion of Counsel and Officer's Certificates of the Company and the Guarantor at the time of issuance of each Security, but such opinion and certificates, with appropriate modifications, shall be delivered at or before the time of issuance of the first Security. After any such first delivery, any separate written request by an Authorized Officer of the Company or any person designated in writing by an Authorized Officer that the Trustee authenticate and deliver the Securities for original issue will be deemed to be a certification by the Company and the Guarantor that all conditions precedent provided for in this Indenture relating to authentication and delivery of such Securities continue to have been complied with and that no Event of Default with respect to any of the Securities has occurred or is continuing.

     The Trustee shall not be required to authenticate or to cause an Authenticating Agent to authenticate any Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee or if the Trustee, being advised by counsel, determines that such action may not lawfully be taken.

     Each Security shall be dated the date of its authentication.

     No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose, unless there appears on such Security a certificate of authentication substantially in the form provided for in Exhibit A executed by or on behalf of the Trustee or by the Authenticating Agent by the manual signature of one of its authorized officers. Such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder.

     Section 3.4. Restrictive Legends.

     (i) Each Global Security shall bear the legend in substantially the following form on the face thereof:

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITORY NAMED BELOW OR A NOMINEE OF THE DEPOSITORY. THIS SECURITY IS NOT EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED HEREIN AND IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THIS SECURITY AND THE INDENTURE. THE REGISTERED HOLDER HEREOF MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS OWNER AND HOLDER OF THIS SECURITY FOR ALL PURPOSES. TRANSFERS OF BENEFICIAL INTERESTS OF PORTIONS OF THIS SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH SECTION 3.5 OF THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF EUROCLEAR S.A./N.V., AS OPERATOR OF THE EUROCLEAR SYSTEM, OR CLEARSTREAM BANKING, SOCIETE ANONYME (EACH, A "DEPOSITORY"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CITIVIC NOMINEES LIMITED OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY (AND ANY PAYMENT IS MADE TO CITIVIC NOMINEES LIMITED OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CITIVIC NOMINEES LIMITED, HAS AN INTEREST HEREIN.

     (ii) The Regulation S Global Security shall bear the legend in substantially the following form on the face thereof (the "Regulation S Legend"):

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS 40 DAYS AFTER THE LATER OF THE ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE COMPANY,
(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) PURSUANT TO AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OR REGULATION S UNDER THE SECURITIES ACT OR (D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE RIGHT OF EACH OF THE COMPANY, THE SECURITIES REGISTRAR AND THE TRUSTEE, PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (C) OR (D), TO REQUIRE DELIVERY OF A CERTIFICATE, OPINION OF COUNSEL OR OTHER INFORMATION SATISFACTORY TO IT. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. BY ITS ACCEPTANCE HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "U.S. PERSON" AND "UNITED STATES" HAVE THE MEANINGS GIVEN TO THEM BY RULE 902 OF REGULATION S UNDER THE SECURITIES ACT. THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS SECURITY IN VIOLATION OF THE FOREGOING.

THE RIGHTS ATTACHING TO THIS SECURITY, AND THE CONDITIONS AND PROCEDURES GOVERNING ITS EXCHANGE FOR DEFINITIVE SECURITIES, ARE AS SPECIFIED IN THE INDENTURE.

     Section 3.5. Registration, Transfer and Exchange.

     With respect to the Securities, if any, the Company shall cause to be kept a register (each such register being herein sometimes referred to as the "Security Register") at an Office or Agency for such Securities in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of the Securities and of transfers of the Securities. Such Office or Agency shall be the "Security Registrar" for the Securities. The Company hereby appoints the Trustee to act as the initial Security Registrar for the Securities, as agent for the Company in maintaining the Security Register. The Trustee hereby accepts such appointment as Security Registrar, to act as agent of the Company in maintaining the Security Register. The Company shall have the right to remove and replace from time to time the Security Registrar; provided that no such removal or replacement shall be effective until a successor Security Registrar shall have been appointed by the Company and shall have accepted such appointment by the Company. In the event that the Trustee shall not be or shall cease to be Security Registrar, it shall have the right to examine the Security Register at all reasonable times. There shall be only one Security Register. No transfer of Securities will be effective until such transfer is recorded in the Security Register maintained by the Company or an agent of the Company.

     The Applicable Procedures contained in the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream" and "Customer Handbook" of Clearstream (or any successor document setting forth the procedures, terms and/or conditions of Euroclear or Clearstream, as applicable) in effect at the relevant time shall be applicable to transfers of beneficial interests in any Regulation S Global Security that are held through Euroclear or Clearstream, as applicable.

     Upon surrender for registration of transfer of any Security at any Office or Agency, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities denominated as authorized in or pursuant to this Indenture, of a like aggregate principal amount bearing a number not contemporaneously outstanding and containing identical terms and provisions.

     At the option of the Holder, Securities may be exchanged for other Securities containing identical terms and provisions, in any authorized denominations, and of a like aggregate principal amount, upon surrender of the Securities to be exchanged at any Office or Agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

     Whenever any Securities are surrendered for exchange as contemplated by the immediately preceding two paragraphs, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

     Notwithstanding the any other provision of this Indenture, a Global Security shall be exchangeable for definitive Securities in fully registered form only if: (i) any Clearing Agency is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days of the date the Company is so informed in writing,
(ii) the Company at its option and in its sole discretion executes and delivers to the Trustee a Company Order to the effect that such Global Security shall be so exchangeable, or (iii) an Event of Default has occurred and is continuing with respect to the Securities, upon the request of the holder of a beneficial interest in such Global Security. If the beneficial owners of interests in the Global Security are entitled to exchange such interests for definitive Securities as the result of an event described in clause (i), (ii) or (iii) of the preceding sentence, then without unnecessary delay but in any event not later than the earliest date on which such interests may be so exchanged, the Company shall deliver to the Trustee definitive Securities in such form and denominations as are required by or pursuant to this Indenture, containing identical terms and in aggregate principal amount equal to the principal amount represented by the Global Security, executed by the Company. On or after the earliest date on which such interests may be so exchanged, such Global Security shall be surrendered from time to time by such Clearing Agency or such other depository as shall be specified in the Company Order with respect thereto, and in accordance with instructions given to the Trustee and such Clearing Agency, as shall be specified in the Company Order with respect thereto to the Trustee, as the Company's agent for such purpose, to be exchanged, in whole or in part, for definitive Securities as described above without charge. The Trustee shall authenticate and make available for delivery, in exchange for each portion of such surrendered Global Security, a like aggregate principal amount of definitive Securities of authorized denominations and of like tenor as the portion of such Global Security to be exchanged; provided, however, that no such exchanges may occur during a period beginning at the opening of business 15 days before any selection of Securities to be redeemed and ending on the relevant Redemption Date. Promptly following any such exchange in part, such Global Security shall be returned by the Trustee to the relevant Clearing Agency, or such other depository referred to above in accordance with the instructions of the Company referred to above. If a Security is issued in exchange for any portion of a Global Security after the close of business at the Office or Agency for such Security where such exchange occurs on or after (i) any Regular Record Date for such Security and before the opening of business at such Office or Agency on the next succeeding Interest Payment Date, or (ii) any Special Record Date for such Security and before the opening of business at such Office or Agency on the related proposed date for payment of interest or Defaulted Interest, as the case may be, interest shall not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of such Security, but shall be payable on such Interest Payment Date or proposed date for payment, as the case may be, only to the Person to whom interest in respect of such portion of such Global Security shall be payable in accordance with the provisions of this Indenture.

     Notwithstanding the other provisions of this Section 3.5 and Section 3.6, a beneficial interest in the Regulation S Global Security may not be (A) exchanged for a definitive Security or for an interest in a Global Security that does not bear the Regulation S Legend prior to (1) the expiration of the Distribution Compliance Period (unless such exchange is effected by the Company, does not require an investment decision on the part of the holder thereof and does not violate the provisions of Regulation S) and (2) the receipt by the Security Registrar of any certificates identified by the Company or its counsel to be required pursuant to Rule 903(b)(3)(B) under the Securities Act or (B) transferred to a Person who takes delivery thereof in the form of a definitive Security prior to the events set forth in clause (A) above or unless the transfer is pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

     Upon the transfer, exchange or replacement of Securities not bearing the Regulation S Legend, the Trustee shall deliver Securities that do not bear the Regulation S Legend. Upon the transfer, exchange or replacement of Securities bearing the Regulation S Legend, the Trustee shall deliver only Securities that bear the Regulation S Legend unless the Distribution Compliance Period has expired.

     By its acceptance of any Security bearing the Regulation S Legend, each Holder of such Security acknowledges the restrictions on transfer of such Security set forth in this Indenture and in the Regulation S Legend and agrees that it will transfer such Security only as provided in this Indenture. In connection with any transfer of Securities, each Holder agrees by its acceptance of the Securities to furnish the Trustee, the Security Registrar or the Company such certifications, legal opinions or other information as any of them may reasonably require to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act; provided that the Trustee shall not be required to determine (but may conclusively rely on a determination made by the Company with respect to) the sufficiency of any such certifications, legal opinions or other information.

     All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company and the Guarantor, respectively, evidencing the same debt and entitling the Holders thereof to the same benefits under this Indenture as the Securities surrendered upon such registration of transfer or exchange.

     Every Security presented or surrendered for registration of transfer or for exchange or redemption shall (if so required by the Company or the Security Registrar for such Security) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar for such Security duly executed by the Holder thereof or his attorney duly authorized in writing.

     No service charge shall be made for any registration of transfer or exchange, or redemption of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses (including fees and expenses of the Trustee) that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 9.5 or 11.7 not involving any transfer.

     Except as otherwise provided in or pursuant to this Indenture, the Company shall not be required (i) to issue, register the transfer of or exchange any Securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of Securities under Section 11.4 and ending at the close of business on the day of such mailing, or (ii) to register the transfer of or exchange any Security selected for redemption in whole or in part, except in the case of any Security to be redeemed in part, the portion thereof not to be redeemed, or (iii) to issue, register the transfer of or exchange any Security which, in accordance with its terms, has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Security not to be so repaid.

     Section 3.6. Mutilated, Destroyed, Lost and Stolen Securities.

     If any mutilated Security is surrendered to the Trustee, subject to the provisions of this Section 3.6, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security containing identical terms and of like principal amount and bearing a number not contemporaneously outstanding.

     If there be delivered to the Company, the Guarantor and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security, and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company, the Guarantor or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and, upon the Company's request the Trustee shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Security, a new Security containing identical terms and of like principal amount and bearing a number not contemporaneously outstanding.

     Notwithstanding the foregoing provisions of this Section 3.6, in case any mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

     Upon the issuance of any new Security under this Section 3.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

     Every new Security issued pursuant to this Section 3.6 in lieu of any destroyed, lost or stolen Security shall constitute a separate obligation of the Company and the Guarantor, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.

     The provisions of this Section 3.6, as amended or supplemented pursuant to this Indenture with respect to particular Securities or generally, shall be exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

     Section 3.7. Payment of Interest and Certain Additional Amounts; Rights to Interest and Certain Additional Amounts Preserved.

     Unless otherwise provided in or pursuant to this Indenture, any interest on and any Additional Amounts with respect to any Security which shall be payable, and are punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Security (or one or more Predecessor Securities) is registered as of the close of business on the Regular Record Date for such interest.

     Unless otherwise provided in or pursuant to this Indenture, any interest on and any Additional Amounts with respect to any Security which shall be payable, but shall not be punctually paid or duly provided for, on any Interest Payment Date for such Security (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holder thereof on the relevant Regular Record Date by virtue of having been such Holder; and such Defaulted Interest may be paid by the Company or the Guarantor, at its election in each case, as provided in clause (1) or (2) below:

          (1) The Company or the Guarantor, as the case may be, may elect to make payment of any Defaulted Interest to the Person in whose name such Security (or a Predecessor Security thereof) shall be registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed by the Company in the following manner. The Company or the Guarantor, as the case may be, shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on such Security, the Special Record Date therefor and the date of the proposed payment, and at the same time the Company or the Guarantor, as the case may be, shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when so deposited to be held in trust for the benefit of the Person entitled to such Defaulted Interest as in this clause provided. The Special Record Date for the payment of such Defaulted Interest shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after notification to the Trustee of the proposed payment. The Trustee shall, in the name and at the expense of the Company or the Guarantor, cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first class postage prepaid, to the Holder of such Security (or a Predecessor Security thereof) at his address as it appears in the Security Register not less than 10 days prior to such Special Record Date. The Trustee may, in its discretion, in the name and at the expense of the Company or the Guarantor, cause a similar notice to be published at least once in an Authorized Newspaper of general circulation in the Borough of Manhattan, The City of New York, but such publication shall not be a condition precedent to the establishment of such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Person in whose name such Security (or a Predecessor Security thereof) shall be registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2).

          (2) The Company or the Guarantor, as the case may be, may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Security may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company or the Guarantor, as the case may be, to the Trustee of the proposed payment pursuant to this clause, such payment shall be deemed practicable by the Trustee.

     Unless otherwise provided in or pursuant to this Indenture or the Securities, at the option of the Company or the Guarantor, interest on Securities that bear interest may be paid by mailing a check to the address of the Person entitled thereto as such address shall appear in the Security Register or by transfer to an account maintained by the payee with a bank located in the United States.

     Subject to the foregoing provisions of this Section and Section 3.5, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

     In the case of any Security which Security is converted after any Regular Record Date and on or prior to the next succeeding Interest Payment Date (other than any Security with respect to which the Stated Maturity is prior to such Interest Payment Date), interest with respect to which the Stated Maturity is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest (whether or not punctually paid or duly provided for) shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on such Regular Record Date. Except as otherwise expressly provided in the immediately preceding sentence, in the case of any Security which is converted, interest with respect to which the Stated Maturity is after the date of conversion of such Security shall not be payable.

     Section 3.8. Persons Deemed Owners.

     Prior to due presentment of a Security for registration of transfer, the Company, the Guarantor, the Trustee and any agent of the Company or the Guarantor or the Trustee may treat the Person in whose name such Security is registered in the Security Register as the owner of such Security for the purpose of receiving payment of principal of, any premium and (subject to Sections 3.5 and 3.7) interest on and any Additional Amounts with respect to such Security and for all other purposes whatsoever, whether or not any payment with respect to such Security shall be overdue, and none of the Company, the Guarantor, the Trustee or any agent of the Company, the Guarantor or the Trustee shall be affected by notice to the contrary.

     No Holder of any beneficial interest in any Global Security held on its behalf by a Clearing Agency shall have any rights under this Indenture with respect to such Global Security, and such Clearing Agency may be treated by the Company, the Guarantor, the Trustee, and any agent of the Company, the Guarantor or the Trustee as the owner of such Global Security for all purposes whatsoever. None of the Company, the Guarantor, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Section 3.9. Cancellation.

     All Securities surrendered for payment, redemption, registration of transfer, exchange or conversion shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee, and any such Securities, as well as Securities surrendered directly to the Trustee for any such purpose, shall be canceled promptly by the Trustee. The Company or the Guarantor may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company or the Guarantor may have acquired in any manner whatsoever, and all Securities so delivered shall be canceled promptly by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities canceled as provided in this Section, except as expressly permitted by or pursuant to this Indenture. All canceled Securities held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures, unless by a Company Order or Guarantor Order, the Company or the Guarantor, as the case may be, directs their return to it.

     Section 3.10. Computation of Interest.

     Except as otherwise provided in or pursuant to this Indenture or in any Security, interest on the Securities shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Section 3.11. ISIN/CUSIP Numbers.

     The Company in issuing the Securities may use ISIN/CUSIP numbers (if then generally in use), and, if so, the Trustee shall use ISIN/CUSIP numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any change in the ISIN/CUSIP numbers.

                                    ARTICLE 4

               SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

     Section 4.1. Satisfaction and Discharge.

     Subject to Section 4.5, upon the direction of the Company by a Company Order or of the Guarantor by a Guarantor Order, this Indenture shall cease to be of further effect with respect to the Securities specified in such Company Order or Guarantor Order and the Trustee, on receipt of a Company Order or a Guarantor Order, at the expense of the Company and the Guarantor, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such Securities, when

          (1)  either

               (a) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.6 and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company or the Guarantor and thereafter repaid to the Company or the Guarantor, as the case may be, or discharged from such trust, as provided in Section 4.4) have been delivered to the Trustee for cancellation; or

               (b) all Securities, in the case of (i) or (ii) below, not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year, or (iii) if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Guarantor, and the Company or the Guarantor, in the case of clause (a) or (b) above, has irrevocably deposited or caused to be irrevocably deposited with the Trustee or a Paying Agent (other than the Guarantor or any of its Affiliates) as trust funds in trust for such purpose, money in Dollars in an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, including the principal of, any premium and interest on, and any Additional Amounts with respect to, such Securities to the date of such deposit (in the case of Securities which have become due and payable) or to the Maturity thereof, as the case may be;

          (2) the Company or the Guarantor has paid or caused to be paid all other sums payable hereunder by the Company and the Guarantor with respect to the Outstanding Securities; and

          (3) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel and the Guarantor has delivered to the Trustee an Officer's Certificate, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

     Notwithstanding the satisfaction and discharge of this Indenture with respect to the Securities, the obligations of the Company and the Guarantor to the Trustee under Section 6.6 and, if money shall have been deposited with the Trustee pursuant to subclause (b) of clause (1) of this Section 4.1, the obligations of the Company, the Guarantor and the Trustee with respect to the Securities under Sections 2.3, 3.5, 3.6, 4.4, 10.1 and 10.2 and Article 18, and with respect to the payment of Additional Amounts, if any, payable with respect to such Securities as contemplated by Section 16.2 (but only to the extent that the Additional Amounts payable with respect to such Securities exceed the amount deposited in respect of such Additional Amounts pursuant to subclause (b) of clause (1) of this Section 4.1), and with respect to any rights to convert or exchange such Securities into securities of the Company or the Guarantor or another issuer that shall survive.

     Section 4.2. Defeasance and Covenant Defeasance.

          (1) The following provisions shall be applicable to the Securities, and subject to Section 4.5, the Company may at its option by Board Resolution, at any time, with respect to such Securities elect to have clause (2) or (3) of this Section 4.2 be applied to such Outstanding Securities upon compliance with the conditions set forth below in this
     Section 4.2.

          (2) Upon the Company's exercise of the above option applicable to this
     Section 4.2(2) with respect to any Securities, the Company and the Guarantor shall be deemed to have been discharged from their obligations with respect to such Outstanding Securities and under the Guarantee in respect thereof, respectively, on the date the conditions set forth in clause (4) of this Section 4.2 are satisfied (hereinafter, "defeasance"). For this purpose, such defeasance means that the Company or the Guarantor shall be deemed to have paid and discharged the entire Indebtedness represented by such Outstanding Securities and under the Guarantee in respect thereof, which shall thereafter be deemed to be "Outstanding" only for the purposes of the Sections of this Indenture referred to in clauses
     (i) and (ii) below, and to have satisfied all of its other obligations under such Securities, and under the Guarantee in respect thereof, and this Indenture insofar as such Securities and the Guarantee in respect thereof are concerned (and the Trustee, at the expense of the Company and the Guarantor, shall execute proper instruments acknowledging the same), except for the following, which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of such Outstanding Securities to receive, solely from the trust fund described in clause (4) of this Section 4.2 and as more fully set forth in such clause, payments in respect of the principal of (and premium, if any) and interest, if any, on, and Additional Amounts, if any, with respect to, such Securities when such payments are due, (ii) the obligations of the Company, the Guarantor and the Trustee with respect to such Securities under Sections 3.5 and 3.6, this Section 4.2, Section 10.2 and Article 18, and with respect to the payment of Additional Amounts, if any, on such Securities as contemplated by Section 16.2 (but only to the extent that the Additional Amounts payable with respect to such Securities exceed the amount deposited with respect to such Additional

     Amounts pursuant to Section 4.2(4)(a) below), (iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (iv) this
     Section 4.2. The Company may exercise its option under this Section 4.2(2) notwithstanding the prior exercise of its option under clause (3) of this
     Section 4.2 with respect to such Securities.

     (3) Upon the Company's exercise of the option to have this Section 4.2(3) apply with respect to the Securities, the Company and the Guarantor shall be released from their obligations under Sections 10.4 and 10.5 and Article 8 with respect to such Outstanding Securities, and the Guarantee in respect thereof, on and after the date the conditions set forth in clause (4) of this Section 4.2 are satisfied (hereinafter, "covenant defeasance"), and such Securities shall thereafter be deemed to be not "Outstanding" for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with any such covenant, but shall continue to be deemed "Outstanding" for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to such Outstanding Securities, the Company and the Guarantor may omit to comply with, and shall have no liability in respect of, any term, condition or limitation set forth in any such Section, whether directly or indirectly, by reason of any reference elsewhere herein to any such Section or by reason of reference in any such Section to any other provision herein or in any other document and such omission to comply shall not constitute a default or an Event of Default under Section 5.1(3) or 5.1(8) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and the Guarantee in respect thereof shall be unaffected thereby.

     (4) The following shall be the conditions to application of clause (2) or
(3) of this Section 4.2 to any Outstanding Securities and the Guarantee in respect thereof:

          (a) The Company or the Guarantor shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 6.7 who shall agree to comply with the provisions of this Section 4.2 applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (1) an amount in Dollars, or (2) Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of (and premium, if any) and interest, if any, on such Securities, money in an amount, or (3) a combination thereof, in any case, in an amount, sufficient, without consideration of any reinvestment of such principal and interest, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, the principal of (and premium, if any) and interest, if any, on such Outstanding Securities at the Stated Maturity of such principal or installment of principal or premium or interest on the days on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities.

          (b) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture (other than a default or event of default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease such Securities pursuant to clause (2) or (3) of this Section 4.2 concurrently with such incurrence) or any other material agreement or instrument to which the Company or the Guarantor is a party or by which either of them is bound.

          (c) No Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to such Securities shall have occurred and be continuing on the date of such deposit (other than a default or event of default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease such Securities pursuant to clause (2) or (3) of this Section 4.2 concurrently with such incurrence).

          (d) In the case of an election under clause (2) of this Section 4.2, the Company or the Guarantor shall have delivered to the Trustee an Opinion of Counsel stating that (i) the Company or the Guarantor has received from the Internal Revenue Service a letter ruling, or there has been published by the Internal Revenue Service a Revenue Ruling, or (ii) since the date of execution of this Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Outstanding Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; provided, however, that such Opinion of Counsel need not be delivered if such Outstanding Securities not previously delivered to the Trustee for cancellation (1) have become due and payable; (2) will become due and payable at their Stated Maturity within one year; or (3) if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense of, the Company and the Guarantor.

          (e) In the case of an election under clause (3) of this Section 4.2, the Company or the Guarantor shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Outstanding Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

          (f) The Company or the Guarantor shall have delivered to the Trustee an Opinion of Counsel to the effect that, assuming no Holder is an insider of the Company or the Guarantor and after the 91st day after the date of deposit, all money and Government Obligations (including the proceeds thereof) deposited or caused to be deposited with the Trustee (or other qualifying trustee) pursuant to this clause (4) to be held in trust will not be subject to any case or proceeding (whether voluntary or involuntary) in respect of the Company or the Guarantor under any Federal or State bankruptcy, insolvency, reorganization or other similar law, or any decree or order for relief in respect of the Company or the Guarantor issued in connection therewith.

          (g) The Company and the Guarantor shall have delivered to the Trustee Officer's Certificates of the Company and the Guarantor and the Company or the Guarantor shall have delivered to the Trustee an Opinion of Counsel, each stating that all conditions precedent to the defeasance or covenant defeasance under clause (2) or (3) of this Section 4.2 (as the case may be) have been complied with.

     Anything in this Section 4.2 to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request, or the Guarantor upon Guarantor Request, as the case may be, any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in clause (4) of this Section 4.2 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect a defeasance or covenant defeasance, as applicable, in accordance with this
Section 4.2.

     Section 4.3. Application of Trust Money.

     Subject to the provisions of Section 4.4, all money and Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 4.1 or 4.2 in respect of any Outstanding Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent or the Guarantor acting as Paying Agent) as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal (and premium, if any) and interest and Additional Amounts, if any; but such money and Government Obligations need not be segregated from other funds except to the extent required by law.

     Section 4.4. Repayment to Company or Guarantor.

     The Trustee shall deliver or pay to the Company, upon a Company Request, or the Guarantor, upon a Guarantor Request, money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in clause (4) of Section 4.2 for the payment of principal or interest that remains unclaimed for two years after a right to such money has matured; provided, however, that the Trustee, before being required to make any such payment, may, at the expense of the Company and the Guarantor, cause to be published once in a newspaper of general circulation in the City of New York or cause to be mailed to each Holder entitled to such money notice that (x) such money or Government Obligations (or other property and any proceeds therefrom) remain unclaimed and (y) after a date specified therein, which shall be at least 30 days from the date of such mailing, any unclaimed balance of such money or Government Obligations (or other property and any proceeds therefrom) then remaining will be repaid to the Company or the Guarantor, as applicable. After payment to the Company or the Guarantor, as applicable, Holders entitled to money must look to the Company and the Guarantor for payment as general creditors.

     Section 4.5. Limitation on Satisfaction and Discharge and Defeasance.

     Notwithstanding anything to the contrary set forth in this Indenture, neither the Company nor the Guarantor shall, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, (i) effect any satisfaction and discharge of this Indenture pursuant to Section 4.1 or (ii) effect any defeasance or covenant defeasance pursuant to Section 4.2 and, in the case of clauses (i) and
(ii) of this sentence, neither the Company nor the Guarantor shall, directly or indirectly, deposit or cause to be deposited with the Trustee (or any other trustee under this Indenture) or a Paying Agent any money, Government Obligations or other property or assets, or pay or cause to be paid any sum payable hereunder by the Company or the Guarantor with respect to the Outstanding Securities, in respect or in furtherance thereof.

                                   ARTICLE 5

                                    REMEDIES

     Section 5.1. Events of Default.

     "Event of Default," wherever used herein with respect to the Securities, means any one of the following events (whatever the reason for such Event of Default, whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body and whether or not it shall be occasioned or prohibited by the provisions of Article 17 and, in circumstances where the Guarantor and/or the Company are required to obtain the consent of the Required EPIL Holders or the Required Existing

EPIL Holders, as the case may be, as a condition to taking any action, whether or not occasioned or prohibited by the failure of the Guarantor and/or the Company, as the case may be, to obtain such consent):

          (1) default in the payment of any interest on any Security, or any Additional Amounts payable with respect thereto, when such interest becomes or such Additional Amounts become due and payable, and continuance of such default for a period of 30 days (whether or not such payment is prohibited by Article 17); or

          (2) default in the payment of the principal of or any premium on any Security, or any Additional Amounts payable with respect thereto, when such principal or premium becomes or such Additional Amounts become due and payable either at their Maturity upon any redemption, by declaration of acceleration (whether or not such payment is prohibited by Article 17); or

          (3) default in the performance, or breach, of any covenant or agreement of the Company or the Guarantor in this Indenture or the Securities and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company and the Guarantor by the Trustee or to the Company, the Guarantor and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

          (4) if any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness of the Guarantor, whether such Indebtedness now exists or shall hereafter be created or incurred, shall happen and shall consist of default in the payment of such Indebtedness at the maturity thereof (after giving effect to any applicable grace period) and such Indebtedness in aggregate principal amount exceeds $30,000,000, or results in the Indebtedness in aggregate principal amount in excess of $30,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and, in each case, such default shall not be cured or such acceleration shall not be rescinded or annulled within a period of 30 days after there shall have been given, by registered or certified mail, to the Company and the Guarantor by the Trustee or to the Company, the Guarantor and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities, a written notice specifying such event of default and requiring the Company or the Guarantor to cause such acceleration to be rescinded or annulled or to cause such Indebtedness to be discharged and stating that such notice is a "Notice of Default" hereunder; provided, however, that, subject to the provisions of Section 9.01, the Trustee will not be deemed to have knowledge of such nonpayment or other default unless either (1) a Responsible Officer of the Trustee has actual knowledge of nonpayment or other default or (2) the Trustee has received written notice thereof from the Company, from any Holder, from the holder of any such Indebtedness or from the trustee under the agreement or instrument relating to such Indebtedness; or

          (5) the Guarantor shall fail within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $30,000,000, which is not stayed on appeal or is not otherwise being appropriately contested in good faith; or

          (6) the entry by a court having competent jurisdiction of:

               (a) a decree or order for relief in respect of the Guarantor in an involuntary proceeding under any applicable bankruptcy, insolvency, examinership, reorganization (other than a reorganization under a foreign law that does not relate to insolvency) or other similar law and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

               (b) a decree or order adjudging the Guarantor to be insolvent, or approving a petition seeking reorganization (other than a reorganization under a foreign law that does not relate to insolvency), arrangement, adjustment or composition of the Guarantor and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

               (c) a final and nonappealable order appointing a custodian, receiver, liquidator, assignee, administrator, examiner, trustee or other similar official of the Guarantor of any substantial part of the property of the Guarantor or ordering the winding up or liquidation of the affairs of the Guarantor; or

          (7) the commencement by the Guarantor of a voluntary proceeding under any applicable bankruptcy, insolvency, examinership, reorganization (other than a reorganization under a foreign law that does not relate to insolvency) or other similar law or of a voluntary proceeding seeking to be adjudicated insolvent or the consent by the Guarantor to the entry of a decree or order for relief in an involuntary proceeding under any applicable bankruptcy, insolvency, examinership, reorganization or other similar law or to the commencement of any insolvency proceedings against it, or the filing by the Guarantor of a petition or answer or consent seeking reorganization, arrangement, adjustment, examinership or composition of the Guarantor or relief under any applicable law, or the consent by the Guarantor to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, administrator, examiner, trustee or similar official of the Guarantor or any substantial part of the property of the Guarantor or the making by the Guarantor of an assignment for the benefit of creditors, or the taking of corporate action by the Guarantor in furtherance of any such action; or

          (8) the Guarantee ceases to be in full force and effect or is declared null and void or the Guarantor denies that it has any further liability under the Guarantee or gives notice to such effect, other than by reason of the termination of this Indenture with respect to the Securities.

     Section 5.2. Acceleration of Maturity; Rescission and Annulment.

     If an Event of Default with respect to Securities at the time Outstanding (other than an Event of Default specified in clause (6) or (7) of Section 5.1) occurs and is continuing, then, unless the principal of all the Securities shall have already become due and payable, the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities may declare the principal of all the Securities to be due and payable immediately, by a notice in writing to the Company and the Guarantor (and to the Trustee if given by the Holders), and upon any such declaration such principal or such lesser amount shall become immediately due and payable.

     If an Event of Default specified in clause (6) or (7) of Section 5.1 occurs, all unpaid principal of and accrued interest on the Outstanding Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of any Security.

     At any time after a declaration of acceleration with respect to the Securities has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of not less than a majority in principal amount of the Out-standing Securities, by written notice to the Company, the Guarantor and the Trustee, may rescind and annul such declaration and its consequences if

          (1) the Company or the Guarantor has paid or deposited with the Trustee a sum of money sufficient to pay

               (a) all overdue installments of any interest on and Additional Amounts with respect to all Securities,

               (b) the principal of and any premium on any Securities which have become due otherwise than by such declaration of acceleration and interest thereon and any Additional Amounts with respect thereto at the rate or rates borne by or provided for in such Securities,

               (c) to the extent that payment of such interest or Additional Amounts is lawful, interest upon overdue installments of any interest and Additional Amounts at the rate or rates borne by or provided for in such Securities, and

               (d) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and all other amounts due the Trustee under Section 6.6; and

          (2) all Events of Default with respect to the Securities, other than the non-payment of the principal of, any premium and interest on, and any Additional Amounts with respect to the Securities which shall have become due solely by such declaration of acceleration, shall have been cured or waived as provided in Section 5.13.

     No such rescission shall affect any subsequent default or impair any right consequent thereon.

     In the event that the maturity of the Securities is accelerated pursuant to this Section 5.2, 100% of the principal amount thereof plus accrued interest to the date of payment shall become due and payable.

     Section 5.3. Collection of Indebtedness and Suits for Enforcement by
Trustee.

     The Company and the Guarantor each covenants, in each case, that if

          (1) default is made in the payment of any installment of interest on or any Additional Amounts with respect to any Security when such interest or Additional Amounts shall have become due and payable and such default continues for a period of 30 days, or

          (2) default is made in the payment of the principal of or any premium on any Security or any Additional Amounts with respect thereto at their Maturity,

the Company or the Guarantor, as the case may be, shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of such Securities, the whole amount of money then due and payable with respect to such Securities, with interest upon the overdue principal, any premium and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installments of interest and Additional Amounts at the rate or rates borne by or provided for in such Securities, and, in addition thereto, such further amount of money as shall be sufficient to cover the costs and expenses of collection, includ-ing the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and all other amounts due to the Trustee under
Section 6.6.

     If the Company or the Guarantor fails to pay the money it is required to pay the Trustee pursuant to the preceding paragraph forthwith upon the demand of the Trustee, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the money so due and unpaid, and may prosecute such proceeding to judgment or final decree, and may enforce the same against the Company or the Guarantor or any other obligor upon such Securities and collect the monies adjudged or decreed to be payable in the manner provided by law out of the property of the Company or the Guarantor or any other obligor upon such Securities, wherever situated.

     If an Event of Default with respect to Securities occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or such Securities or in aid of the exercise of any power granted herein or therein, or to enforce any other proper remedy.

     Section 5.4. Trustee May File Proofs of Claim.

     In case of the pendency of any receivership, insolvency, liquidation, examinership, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company, the Guarantor or any other obligor upon the Securities or the property of the Company, the Guarantor or such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company or the Guarantor for the payment of any overdue principal, premium, interest or Additional Amounts) shall be entitled and empowered, by intervention in such proceeding or otherwise,

          (1) to file and prove a claim for the whole amount, or such lesser amount as may be provided for in the Securities, of the principal and any premium, interest and Additional Amounts owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents or counsel) and of the Holders of Securities allowed in such judicial proceeding, and

          (2) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

          (3) and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder of Securities to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders of Securities, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due the Trustee under Section 6.6.

     Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder of a Security any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder of a Security in any such proceeding.

     Section 5.5. Trustee May Enforce Claims Without Possession of Securities.

     All rights of action and claims under this Indenture or any of the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery or judgment, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, shall be for the ratable benefit of each and every Holder of the Securities in respect of which such judgment has been recovered.

     Section 5.6. Application of Money Collected.

     Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal, or any premium, interest or Additional Amounts, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

          FIRST: To the payment of all amounts due the Trustee and any predecessor Trustee under Section 6.6;

          SECOND: To the payment of the amounts then due and unpaid upon the Securities for principal and any premium, interest and Additional Amounts in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the aggregate amounts due and payable on such Securities for principal and any premium, interest and Additional Amounts, respectively;

          THIRD: The balance, if any, to the Person or Persons entitled thereto.

     The Trustee may, upon prior written notice to the Company and the Guarantor, fix a record date for any payment to Holders pursuant to this Article 5.

     Section 5.7. Limitations on Suits.

     No Holder of any Security shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture or the Securities, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

          (1) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities;

          (2) the Holders of not less than 25% in principal amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

          (3) such Holder or Holders have offered to the Trustee such indemnity as is reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

          (4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

          (5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture or any Security to affect, disturb or prejudice the rights of any other such Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.

     Section 5.8. Unconditional Right of Holders To Receive Principal and Any Premium, Interest and Additional Amounts.

     The Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of, any premium and (subject to Sections 3.5 and 3.7) interest on, and any Additional Amounts with respect to such Security on the Stated Maturity therefor specified in such Security (or, in the case of redemption, on the Redemption Date or, in the case of repayment at the option of such Holder, on the date such repayment is due) and to institute suit for the enforcement of any such payment, and such right shall not be impaired without the consent of such Holder.

     Section 5.9. Restoration of Rights and Remedies.

     If the Trustee or any Holder of a Security has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case the Company, the Guarantor, the Trustee and each such Holder shall, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Trustee and each such Holder shall continue as though no such proceeding had been instituted.

     Section 5.10. Rights and Remedies Cumulative.

     Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 3.6, no right or remedy herein conferred upon or reserved to the Trustee or to each and every Holder of a Security is intended to be exclusive of any other right or remedy, and every right and remedy, to the extent permitted by law, shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not, to the extent permitted by law, prevent the concurrent assertion or employment of any other appropriate right or remedy.

     Section 5.11. Delay or Omission Not Waiver.

     No delay or omission of the Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to any Holder of a Security may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by such Holder, as the case may be.

     Section 5.12. Control by Holders of Securities.

     The Holders of a majority in principal amount of the Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities; provided that

          (1) such direction shall not be in conflict with any rule of law or with this Indenture or with the Securities,

          (2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

          (3) such direction is not unduly prejudicial to the rights of the other Holders of Securities not joining in such action.

     Section 5.13. Waiver of Past Defaults.

     Subject to Sections 5.8 and 9.2, the Holders of not less than a majority in principal amount of the Outstanding Securities on behalf of the Holders of all the Securities may waive any past default hereunder with respect to the Securities and its consequences, except a default

          (1) in the payment of the principal of, any premium or interest on, or any Additional Amounts with respect to, any Security, or

          (2) in respect of a covenant or provision hereof which under Article 9 cannot be modified, amended or waived without the consent of the Holder of each Outstanding Security or without the consent of the Required EPIL Holders.

     Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

     Section 5.14. Waiver of Usury, Stay or Extension Laws.

     The Company and the Guarantor each covenants that (to the extent that it may lawfully do so) it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company and the Guarantor each expressly waives (to the extent that it may lawfully do so) all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

     Section 5.15. Undertaking for Costs.

     All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of any undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 5.15 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of Outstanding Securities, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest, if any, on or Additional Amounts, if any, with respect to any Security on or after the respective Stated Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date, and, in the case of repayment at the option of the holder, on or after the date for repayment) or for the enforcement of the right to convert any Security pursuant to Article 18.

                                   ARTICLE 6

                                   THE TRUSTEE

     Section 6.1. Certain Rights of Trustee.

     (a) Except during the continuance of an Event of Default,

          (1) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

          (2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

     (b) In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

     (c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that

          (1) this subsection (b) shall not be construed to limit the effect of subsection (a) of this Section 6.1;

          (2) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

          (3) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities of any series, determined as provided in Section 5.12, relating to the time, method and place of conducting any proceeding for any remedy available to the

     Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such series; and

          (4) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers.

     (d) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 6.1.

     (e) In connection with the administration of this Indenture:

          (1) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties;

          (2) any request or direction of the Company or of the Guarantor mentioned herein shall be sufficiently evidenced by a Company Request or a Company Order or by a Guarantor Request or Guarantor Order, as the case may be (in each case, other than delivery of any Security to the Trustee for authentication and delivery pursuant to Section 3.3 which shall be sufficiently evidenced as provided therein) and any resolution of the Board of Directors of the Company or of the Guarantor's Board of Directors may be sufficiently evidenced by a Board Resolution or by a Guarantor's Board Resolution, as the case may be;

          (3) whenever the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence shall be herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an Officer's Certificate of the Company or, if such matter pertains to the Guarantor, an Officer's Certificate of the Guarantor;

          (4) the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

          (5) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by or pursuant to this Indenture at the request or direction of any of the Holders of Securities pursuant to this Indenture, unless such Holders shall have offered to the Trustee such security or indemnity as is reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

          (6) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, coupon or other paper or document, but the Trustee, in its discretion, may, but shall not be obligated to make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine, during business hours and upon reasonable notice, the books, records and premises of the Company and the Guarantor, personally or by agent or attorney, at the sole cost of the Company and the Guarantor;

          (7) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

          (8) the Trustee shall not be liable for any action taken or error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee, believed by it to be authorized or within the discretion, rights or powers conferred upon it by this Indenture;

          (9) the Authenticating Agent, Paying Agent, Security Registrar and Conversion Agent shall have the same protections as the Trustee set forth hereunder, including, without limitation, the right to be indemnified;

          (10) the Trustee shall not be liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with an Act of the Holders hereunder, and, to the extent not so provided herein, with respect to any act requiring the Trustee to exercise its own discretion, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture or any Securities, unless it shall be proved that, in connection with any such action taken, suffered or omitted or any such act, the Trustee was negligent, acted in bad faith or engaged in willful misconduct;

          (11) the Trustee shall not be deemed to have notice of any default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture;

          (12) the Trustee may request that the Company deliver an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificate may be signed by any person authorized to sign an Officers' Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded; and

          (13) in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

     Section 6.2. Notice of Defaults.

     Within 90 days after the occurrence of any default hereunder with respect to the Securities, the Trustee shall transmit by mail to all Holders of Securities entitled to receive reports pursuant to Section 7.3(3), notice of such default hereunder actually known to a Responsible Officer of the Trustee, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any), or interest, if any, on, or Additional Amounts with respect to any Security, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the best interest of the

Holders of Securities; and provided, further, that in the case of any default of the character specified in Section 5.1(4) with respect to Securities, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this Article 6, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to the Securities.

     Section 6.3. Not Responsible for Recitals or Issuance of Securities.

     The recitals contained herein and in the Securities, except the Trustee's certificate of authentication shall be taken as the statements of the Company or the Guarantor, as the case may be, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Securities and perform its obligations hereunder. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of the Securities or the proceeds thereof.

     Section 6.4. May Hold Securities.

     The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other Person that may be an agent of the Trustee or the Guarantor or the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with the Company or the Guarantor with the same rights it would have if it were not the Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other Person.

     Section 6.5. Money Held in Trust.

     Except as provided in Section 4.3 and Section 10.3, money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law and shall be held uninvested. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed to in writing with the Company or the Guarantor.

     Section 6.6. Compensation and Reimbursement.

     The Company and the Guarantor (without duplication) each agree:

          (1) to pay to the Trustee from time to time such compensation as the Company and the Trustee shall from time to time agree to in writing for all services rendered by the Trustee hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

          (2) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture or arising out of or in connection with the acceptance or administration of the trust or trusts hereunder (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to the Trustee's negligence or bad faith; and

          (3) to indemnify the Trustee and its agents, officers, directors and employees for, and to hold them harmless against, any and all loss, damages, claims, liability or expense, including taxes (other than taxes based upon, measured by or determined by the income of the Trustee), in-curred without negligence or bad faith on their part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending themselves against any claim (whether asserted by the Company, the Guarantor, any Holder or any other Person) or liability in connection with the exercise or performance of any of their powers or duties hereunder, except to the extent that any such loss, damages, claims, liability or expense was due to the Trustee's negligence or bad faith.

     As security for the performance of the obligations of the Company and the Guarantor under this Section, the Trustee shall have a lien prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of, and premium or interest on or any Additional Amounts with respect to Securities.

     To the extent permitted by law, any compensation or expense incurred by the Trustee after a default specified in or pursuant to Section 5.1 is intended to constitute an expense of administration under any then applicable bankruptcy or insolvency law. "Trustee" for purposes of this Section 6.6 shall include any predecessor Trustee but the negligence or bad faith of any Trustee shall not affect the rights of any other Trustee under this Section 6.6.

     The provisions of this Section 6.6 shall survive the satisfaction and discharge of this Indenture or the earlier resignation or removal of the Trustee and shall apply with equal force and effect to the Trustee in its capacity as Authenticating Agent, Paying Agent or Security Registrar.

     Section 6.7. Corporate Trustee Required; Eligibility.

     There shall at all times be a Trustee hereunder that is a Corporation organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia that is eligible under Section 310(a)(1) of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") to act as a trustee under an indenture qualified under the Trust Indenture Act and that has a combined capital and surplus (computed in accordance with Section 310(a)(2) of the Trust Indenture Act) of at least $50,000,000, and that is subject to supervision or examination by U.S. federal authority or the authority of any state thereof or of the District of Columbia. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

     Section 6.8. Resignation and Removal; Appointment of Successor.

     (1) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article 6 shall become effective until the acceptance of appointment by the successor Trustee pursuant to Section 6.9.

     (2) The Trustee may resign at any time with respect to the Securities by giving written notice thereof to the Company and the Guarantor. If the instrument of acceptance by a successor Trustee required by Section 6.9 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction at the expense of the Company and the Guarantor for the appointment of a successor Trustee with respect to the Securities.

     (3) The Trustee may be removed at any time with respect to the Securities by an Act of the Holders of a majority in principal amount of the Outstanding Securities, delivered to the Trustee, the Company and the Guarantor.

     (4) If at any time:

          (a) the Trustee shall fail to comply with the obligations imposed upon it under the Indenture with respect to Securities after written request therefor by the Company, the Guarantor or any Holder of a Security who has been a bona fide Holder of a Security for at least six months, or

          (b) the Trustee shall cease to be eligible under Section 6.7 and shall fail to resign after written request therefor by the Company, the Guarantor or any such Holder, or

          (c) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Company, by or pursuant to a Board Resolution, or the Guarantor, by or pursuant to a Guarantor's Board Resolution, may remove the Trustee with respect to all Securities, or (ii) any Holder of a Security who has been a bona fide Holder of a Security for at least six months may, on behalf of such Holder and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed may petition, at the expense of the Company and the Guarantor, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities.

     (5) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company, by or pursuant to a Board Resolution, and the Guarantor, by or pursuant to a Guarantor's Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities and shall comply with the applicable requirements of Section 6.9. If, within one year after such resignation, removal or incapacity, or the occurrence of such vacancy, a successor Trustee with respect to the Securities shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities delivered to the Company, the Guarantor and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 6.9, become the successor Trustee with respect to the Securities and to that extent supersede the successor Trustee appointed by the Company and the Guarantor. If no successor Trustee with respect to the Securities shall have been so appointed by the Company and the Guarantor or the Holders of Securities and accepted appointment in the manner required by
Section 6.9, any Holder of a Security who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition, at the expense of the Company and the Guarantor, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities.

     (6) The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities and each appointment of a successor Trustee with respect to the Securities by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Securities, if any, as their names and addresses appear in the Security Register. Each notice shall include the name of the successor Trustee with respect to the Securities and the address of its Corporate Trust Office.

     (7) In no event shall any retiring Trustee be liable for the acts or omissions of any successor Trustee hereunder.

     Section 6.9. Acceptance of Appointment by Successor.

     (1) Upon the appointment hereunder of any successor Trustee with respect to all Securities, such successor Trustee so appointed shall execute, acknowledge and deliver to the Company, the Guarantor and the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties hereunder of the retiring Trustee; but, on the request of the Company, the Guarantor or such successor Trustee, such retiring Trustee, upon payment of its charges, shall execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and, subject to Section 10.3, shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder, subject nevertheless to its claim, if any, provided for in
Section 6.6.

     (2) Upon the appointment hereunder of any successor Trustee with respect to the Securities, the Company, the Guarantor, the retiring Trustee and such successor Trustee shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (a) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, such successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities and (b) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (c) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust, that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee and that no Trustee shall be responsible for any notice given to, or received by, or any act or failure to act on the part of any other Trustee hereunder, and, upon the execution and delivery of such supplemental indenture, the resignation or removal of the retiring Trustee shall become effective to the extent provided therein, such retiring Trustee shall have no further responsibility for the exercise of rights and powers or for the performance of the duties and obligations vested in the Trustee under this Indenture with respect to the Securities to which the appointment of such successor Trustee relates other than as hereinafter expressly set forth, and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities to which the appointment of such successor Trustee relates; but, on request of the Company, the Guarantor or such successor Trustee, such retiring Trustee, upon payment of its charges with respect to the Securities to which the appointment of such successor Trustee relates and subject to Section 10.3 shall duly assign, transfer and deliver to such successor Trustee, to the extent contemplated by such supplemental indenture, the property and money held by such retiring Trustee hereunder with respect to the Securities to which the appointment of such successor Trustee relates, subject to its claim, if any, provided for in Section 6.6.

     (3) Upon request of any Person appointed hereunder as a successor Trustee, the Company and the Guarantor shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in clause (1) or (2) of this Section 6.9, as the case may be.

     (4) No Person shall accept its appointment hereunder as a successor Trustee unless at the time of such acceptance such successor Person shall be qualified and eligible under this Article.

     Section 6.10. Merger, Conversion, Consolidation or Succession to Business.

     Any Corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any Corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Corporation succeeding to all or substantially all of the corporate agency or corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated but not delivered by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

     Section 6.11. Appointment of Authenticating Agent.

     The Trustee may appoint one or more Authenticating Agents acceptable to the Company with respect to the Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities upon original issue, conversion, registration of transfer, partial redemption or partial repayment or pursuant to Section 3.6, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent.

     Each Authenticating Agent must be acceptable to the Company and the Guarantor and is authorized under applicable law and by its charter to act as an Authenticating Agent and has a combined capital and surplus (computed in accordance with Section 310(a)(2) of the Trust Indenture Act) of at least $50,000,000. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Section.

     Any Corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any Corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any Corporation succeeding to all or substantially all of the corporate agency or corporate trust business of an Authenticating Agent, shall be the successor of such Authenticating Agent hereunder; provided that such Corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

     An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee, the Company and the Guarantor. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent, the Company and the Guarantor. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and the Guarantor and shall mail written notice of such appointment by first-class mail, postage prepaid, to all Holders of Securities, if any, as their names and addresses appear in the Security Register. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

     The Company and the Guarantor (without duplication) each agree to pay each Authenticating Agent from time to time reasonable compensation for its services under this Section. If the Trustee makes such payments, it shall be entitled to be reimbursed for such payments, subject to the provisions of Section 6.6.

     The provisions of Sections 3.8, 6.3 and 6.4 shall be applicable to each Authenticating Agent.

     If all of the Securities may not be originally issued at one time, and if the Trustee does not have an office capable of authenticating Securities upon original issuance located in a Place of Payment where the Company wishes to have Securities authenticated upon original issuance, the Trustee, if so requested in writing (which writing need not be accompanied by or contained in an Officer's Certificate by the Company), shall appoint in accordance with this Section 6.11 an Authenticating Agent having an office in a Place of Payment designated by the Company with respect to such Securities.

     Section 6.12. Appointment of Co-Trustee.

     (a) Notwithstanding any other provisions of this Indenture, at any time, for the purpose of meeting any legal requirement of any jurisdiction, the Trustee shall have the power and may execute and deliver all instruments necessary to appoint one or more Persons to act as a co-trustee or co-trustees, or separate trustee or separate trustees, and to vest in such Person or Persons, in such capacity and for the benefit of the Holders of Securities, and subject to the other provisions of this Section 6.12, such powers, duties, obligations, rights and trusts as the Trustee may consider necessary or desirable. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 6.7 and no notice to Holders of the appointment of any co-trustee or separate trustee shall be required under
Section 6.8 hereof.

     (b) Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

          (i) all rights, powers, duties and obligations conferred or imposed upon the Trustee shall be conferred or imposed upon and exercised or performed by the Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act separately without the Trustee joining in such act), except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed the Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations shall be exercised and performed singly by such separate trustee or co-trustee, but solely at the direction of the Trustee;

          (ii) no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder; and

          (iii) the Trustee may at any time accept the resignation of or remove any separate trustee or co-trustee.

     (c) Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them.

Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article 6. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or separately, as may be provided therein, subject to all the provisions of this Indenture, specifically including every provision of this Indenture relating to the conduct of, affecting the liability of, or affording protection or rights (including the rights to compensation, reimbursement and indemnification hereunder) to, the Trustee. Every such instrument shall be filed with the Trustee.

     (d) Any separate trustee or co-trustee may at any time constitute the Trustee its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

                                   ARTICLE 7

           HOLDERS LISTS AND REPORTS BY TRUSTEE, GUARANTOR AND COMPANY

     Section 7.1. Company and Guarantor To Furnish Trustee Names and Addresses of Holders.

     The Company and the Guarantor shall furnish or cause to be furnished to the
Trustee:

          (1) semi-annually with respect to the Securities not later than May 1 and November 1 of the year or upon such other dates as are set forth in or pursuant to the Board Resolution authorizing such Securities, a list, in each case in such form as the Trustee may reasonably require, of the names and addresses of Holders as of the applicable date, and

          (2) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company or the Guarantor of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

provided, however, that so long as the Trustee is the Security Registrar no such list shall be required to be furnished.

     Section 7.2. Preservation of Information; Communications to Holders.

     Every Holder of Securities, by receiving and holding the same, agrees with the Company, the Guarantor and the Trustee that none of the Company, the Guarantor, the Trustee, any Paying Agent or any Security Registrar shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders of Securities regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made hereunder.

     Section 7.3. Reports by the Trustee to Holders.

     Within 60 days after each May 15 beginning with the May 15 following the date of this Indenture, and for so long as Securities remain outstanding, the Trustee shall mail to the Holders of Securities a brief report dated as of such reporting date that complies with Section 313(a) of the Trust Indenture Act (but if no event described in Section 313(a) of the Trust Indenture Act has occurred within the twelve months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with Section 313(b)(2) of the Trust Indenture Act. The Trustee shall also transmit by mail all reports as required by Section 313(c) of the Trust Indenture Act.

     Section 7.4. Reports.

     The Guarantor shall file with the Trustee, within 15 days after the Guarantor files the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Guarantor may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended; or, if the Guarantor is not required to file information, documents or reports pursuant to either of said Sections, then it shall file with the Trustee, when available, such of the supplementary and periodic information, documents and reports which may be required pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended, in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Guarantor's or the Company's compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

                                    ARTICLE 8

                 CONSOLIDATION, AMALGAMATIONS, MERGER AND SALES

     Section 8.1. Company May Consolidate, Etc., Only on Certain Terms.

     Subject to Section 10.16, the Company shall not consolidate or amalgamate with or merge into any other Person (whether or not affiliated with the Company), or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any other Person (whether or not affiliated with the Company), and the Company shall not permit any other Person (whether or not affiliated with the Company) to consolidate or amalgamate with or merge into the Company or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to the Company unless:

          (1) in case the Company shall consolidate or amalgamate with or merge into another Person or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any Person, the Person formed by such consolidation or amalgamation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company as an entirety or substantially as an entirety shall be a Corporation or partnership organized and existing under the laws of the United States of America or any state thereof or the District of Columbia, Canada, Switzerland, Japan, any AAA-rated country or any European Union Country, and shall expressly assume, by an indenture (or indentures, if at such time there is more than one Trustee) supplemental hereto, executed by the successor Person and the Guarantor and delivered to the Trustee the due and punctual payment of the principal of, any premium and interest on and any Additional Amounts with respect to all the Securities and the performance of every obligation in this Indenture and the Outstanding Securities on the part of the Company to be performed or observed and shall provide for conversion rights in accordance with Article 18;

          (2) immediately after giving effect to such transaction and treating any Indebtedness which becomes an obligation of the Company or a Subsidiary as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and

          (3) either the Company or the successor Person shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

     Notwithstanding clauses (1) and (2) of this Section 8.1, subject to Section 10.16, the Company may merge with an Affiliate that is a corporation that has no material assets or liabilities and was incorporated solely for the purpose of reincorporating the Company in another jurisdiction.

     Section 8.2. Successor Person Substituted for Company.

     Upon any consolidation or amalgamation by the Company with or merger of the Company into any other Person or any conveyance, transfer or lease of the properties and assets of the Company as an entirety or substantially as an entirety to any Person in accordance with Section 8.1, the successor Person formed by such consolidation or amalgamation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; and thereafter, except in the case of a lease, the predecessor Person shall be released from all obligations and covenants under this Indenture and the Securities.

     In the event that any such successor Person is organized under the laws of a country other than the United States and withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of such country in which the successor Person is organized or by or on behalf of any political subdivision thereof or any taxing authority thereof or therein, the successor Person shall pay to the Holder of the Securities such Additional Amounts, under the same circumstances and subject to the same limitations specified in Section 10.10, but substituting for Bermuda in each place in
Section 10.10 the name of the country under the laws of which the successor Person is organized. In addition, such successor Person shall be entitled to effect a redemption for tax reasons under the same circumstances and subject to the same limitations as set forth in Section 11.8; provided that the relevant change occurs after the effective date of the transaction resulting in such successor Person.

     Section 8.3. Guarantor May Consolidate, Etc., Only on Certain Terms.

     The Guarantor shall not consolidate or amalgamate with or merge into any other Person (whether or not affiliated with the Guarantor), or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any other Person (whether or not affiliated with the Guarantor), and the Guarantor shall not permit any other Person (whether or not affiliated with the Guarantor) to consolidate or amalgamate with or merge into the Guarantor or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to the Guarantor unless:

          (1) in case the Guarantor shall consolidate or amalgamate with or merge into another Person or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any Person, the Person formed by such consolidation or amalgamation or into which the Guarantor is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Guarantor as an entirety or substantially as an entirety shall be a

     Corporation or partnership organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, Canada, Switzerland, Japan, any AAA-rated country or any European Union Country, and shall expressly assume, by an indenture supplemental hereto, executed by the successor Person and the Company and delivered to the Trustee the due and punctual payment of the principal of, any premium and interest on and any Additional Amounts with respect to all the Securities and the performance of every obligation in this Indenture and the Outstanding Securities on the part of the Guarantor to be performed or observed and shall provide for conversion rights in accordance with the provisions of Article 18;

          (2) immediately after giving effect to such transaction and treating any Indebtedness which becomes an obligation of the Guarantor or any Subsidiary of the Guarantor as a result of such transaction as having been incurred by the Guarantor or such Subsidiary at the time of such transaction, no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and

          (3) either the Guarantor or the successor Person shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

     Notwithstanding clauses (1) and (2) of this Section 8.3, the Guarantor may merge with an Affiliate that is a corporation that has no material assets or liabilities and was incorporated solely for the purpose of reincorporating the Guarantor in another jurisdiction.

     Section 8.4. Successor Person Substituted for Guarantor.

     Upon any consolidation or amalgamation by the Guarantor with or merger of the Guarantor into any other Person or any conveyance, transfer or lease of the properties and assets of the Guarantor as an entirety or substantially as an entirety to any Person in accordance with Section 8.3, the successor Person formed by such consolidation or amalgamation or into which the Guarantor is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Guarantor under this Indenture with the same effect as if such successor Person had been named as the Guarantor herein; and thereafter, except in the case of a lease, the predecessor Person shall be released from all obligations and covenants under this Indenture and the Securities.

     In the event that any such successor Person is organized under the laws of a country other than Ireland and withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of such country in which the successor Person is organized or by or on behalf of any political subdivision thereof or any taxing authority thereof or therein, the successor Person shall pay to the Holder of the Securities such Additional Amounts, under the same circumstances and subject to the same limitations specified in Section 16.2, but substituting for Ireland in each place in Section
16.2 the name of the country under the laws of which the successor Person is organized.

                                    ARTICLE 9

                        SUPPLEMENTAL INDENTURES; waivers

     Section 9.1. Without Consent of Holders.

     Subject to the provisions of this Indenture, including, without limitation, Sections 9.8, 10.11 and 17.14, without the consent of any Holders of Securities, the Company (when authorized by or pursuant to a Board Resolution), the Guarantor (when authorized by or pursuant to a Guarantor's Board Resolution) and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, for any of the following purposes:

          (1) to evidence the succession of another Person to the Company or the Guarantor, and the assumption by any such successor of the covenants of the Company or the Guarantor contained herein and in the Securities; or

          (2) to add to the covenants of the Company or the Guarantor for the benefit of the Holders of Securities (as shall be specified in such supplemental indenture or indentures) or to surrender any right or power herein conferred upon the Company or the Guarantor; or

          (3) Reserved.

          (4) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.9; or

          (5) to cure any ambiguity or to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not adversely affect the interests of the Holders of Securities then Outstanding in any material respect; or

          (6) to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of Securities, as herein set forth; or

          (7) to add any additional Events of Default with respect to the Securities (as shall be specified in such supplemental indenture); or

          (8) to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge the Securities pursuant to Article 4, provided that any such action shall not adversely affect the interests of any Holder of an Outstanding Security in any material respect; or

          (9) to secure the Securities pursuant to Section 10.4 or otherwise; or

          (10) to make provisions with respect to conversion rights of Holders of Securities; or

          (11) to amend or supplement any provision contained herein or in any supplemental indenture; provided that no such amendment or supplement shall materially adversely affect the interests of the Holders of any Securities then Outstanding.

          Section 9.2. With Consent of Holders.

     Subject to the provisions of this Indenture, including, without limitation, Sections 9.8, 10.11 and 17.14, with the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities (the "Required Holders"), by Act of said Holders delivered to the Company, the Guarantor and the Trustee, the Company (when authorized by or pursuant to a Board Resolution), the Guarantor (when authorized by or pursuant to a Guarantor's Board Resolution) and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities under this Indenture or of the Securities. Subject to Section 5.8 and the provisions of this Section 9.2, the Required Holders may waive compliance with any term, provision or condition of this Indenture without notice to any other Holders. However, no such supplemental indenture and no waiver, without the consent of the Holder of each Outstanding Security affected thereby, shall

          (1) change the Stated Maturity of the principal of, or any premium or installment of interest on or any Additional Amounts with respect to, any Security, or

          (2) reduce the principal amount thereof or the rate (or modify the calculation of such rate) of interest thereon or any Additional Amounts with respect thereto, or any premium payable upon the redemption thereof or otherwise, or

          (3) change the obligation of the Company and the Guarantor to pay Additional Amounts pursuant to the terms hereof (except as contemplated by Article 8 and permitted by clause (1) of Section 9.1), or

          (4) change the redemption provisions or adversely affect the right of repayment at the option of any Holder as contemplated by Article 13, or

          (5) change the Place of Payment, currency in which the principal of, any premium or interest on, or any Additional Amounts with respect to any Security is payable, or

          (6) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date or, in the case of a purchase of Securities by the Guarantor pursuant to Section 13.1, on or after the Change of Control Purchase Date), or

          (7) reduce the percentage in principal amount of the Outstanding Securities, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or reduce the requirements of Section 15.4 for quorum or voting, or

          (8) modify or effect in any manner adverse to the Holders the terms and conditions of the obligations of the Guarantor in respect of the due and punctual payments of principal of, or any premium or interest on, or Additional Amounts with respect to, the Securities, or

          (9) modify any of the provisions of this Section 9.2 or Section 5.13, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby, or

          (10) make any change that adversely affects the right to convert or exchange any Security into or for other securities, cash or property in accordance with its terms, or

          (11) decrease the Conversion Ratio.

     It shall not be necessary for any Act of Holders of Securities under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

     In connection with any waiver or supplemental indenture under this Article 9, the Company may, but shall not be obligated to, offer consideration to any Holder who consents to such waiver or supplemental indenture, or to all Holders.

     Section 9.3. Execution of Supplemental Indentures, Etc.

     The Trustee shall sign any waiver or supplemental indenture authorized pursuant to this Article 9 if the waiver or supplemental indenture does not adversely affect the rights, duties and immunities of the Trustee under this Indenture. As a condition to executing, or accepting the additional trusts created by, any waiver or supplemental indenture permitted by this Article or the modifications thereby of the trust created by this Indenture, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that such waiver or the execution of such supplemental indenture is authorized or permitted by this Indenture and an Officer's Certificate and Guarantor's Officer's Certificate stating that all conditions precedent to the execution of such supplemental indenture have been fulfilled. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

     Section 9.4. Effect of Waivers and Supplemental Indentures.

     Upon the execution of any supplemental indenture under this Article 9, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes. Upon the effectiveness of any waiver or the execution of any supplemental indenture under this Article 9, every Holder of a Security theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

     Section 9.5. Reference in Securities to Supplemental Indentures.

     Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article 9 may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities.

     Section 9.6. Revocation and Effect of Consents.

     Until a waiver or supplemental indenture becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of that Security or portion of that Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of a Security. Such revocation shall be effective only if the Trustee receives the notice of revocation before the date the waiver or supplemental indenture becomes effective.

     The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any waiver or supplemental indenture, which record date shall be at least 10 days prior to the first solicitation of such consent. If a record date is fixed, then notwithstanding the second and third sentences of the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to consent to such waiver or supplemental indenture or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. Such consent shall be effective only for actions taken within 90 days after such record date.

     Section 9.7. Notice of Supplemental Indenture or Waiver.

     Promptly after any waiver or the execution by the Company, the Guarantor and the Trustee of any supplemental indenture, in each case, pursuant to Section 9.2, the Company shall transmit to the Holders of Outstanding Securities affected thereby a notice setting forth the substance of such waiver or supplemental indenture, as the case may be. Any failure of the Company to provide such notice, or defect therein, shall not, however, in any way impair or affect the validity of any such waiver or supplemental indenture.

     Section 9.8. Supplemental Indentures and Waivers Requiring Consents of EPIL Holders.

     Notwithstanding anything in this Indenture to the contrary:

     (a) no amendment, supplement or other modification or waiver of Sections 1.19, 1.20 (other than as such Section relates to Article 17), 1.21, 4.5, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16 or 10.17, the fourth paragraph of Section 18.1 or this clause (a) of this Section 9.8 (or of any of the definitions used therein) shall be effective without the prior written consent of the Required Existing EPIL Holders; and

     (b) no amendment, supplement or other modification or waiver of Article 17,
Section 1.20 (but only as such Section relates to Article 17) or this clause (b) of this Section 9.8 (or of any of the definitions used therein) shall be effective without the prior written consent of the Required EPIL Holders.

                                   ARTICLE 10

                                    COVENANTS

     Section 10.1. Payment of Principal, Any Premium, Interest and Additional Amounts.

     The Company covenants and agrees for the benefit of the Holders of the Securities that it will duly and punctually pay the principal of, any premium and interest on and any Additional Amounts with respect to the Securities in accordance with the terms thereof and this Indenture.

     Section 10.2. Maintenance of Office or Agency; Registrar, Paying Agent and Conversion Agent.

     The Company and the Guarantor shall maintain in each Place of Payment an Office or Agency where the Securities may be presented or surrendered for payment, where the Securities may be surrendered for registration of transfer or exchange, where Securities may be surrendered for conversion, and where notices and demands to or upon the Company or the Guarantor in respect of the Securities and this Indenture may be served. So long as the Securities are listed on The London Stock Exchange or the

Irish Stock Exchange or any other stock exchange located outside the United States and any such stock exchange shall so require, the Company and the Guarantor shall maintain a Paying Agent in London, Ireland or any other required city located outside the United States, as the case may be, so long as the Securities are listed on such exchange. The Company and the Guarantor will give prompt written notice to the Trustee of the location, and any change in the location, of such Office or Agency. If at any time the Company or the Guarantor shall fail to maintain any such required Office or Agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

     The Company and the Guarantor may also from time to time designate one or more other Offices or Agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company or the Guarantor of its obligation to maintain an Office or Agency in each Place of Payment for such purposes. The Company and the Guarantor shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other Office or Agency.

     Unless otherwise provided in or pursuant to this Indenture, the Company and the Guarantor hereby designate as the Place of Payment for the Securities each of London, Dublin and the Borough of Manhattan, The City of New York. The Company and the Guarantor hereby initially appoint the Trustee as Paying Agent, Security Registrar and Conversion Agent and the Corporate Trust Office of the Trustee and the office or agency maintained by the Trustee in London and Dublin as the Office or Agency where the Securities may be presented or surrendered for payment, where the Securities may be surrendered for registration of transfer or exchange, where the Securities may be surrendered for conversion and where notices and demands to or upon the Company or the Guarantor may be served. The Company and the Guarantor may subsequently appoint a different Office or Agency in London, Dublin or the Borough of Manhattan, The City of New York, for the Securities. The Company and the Guarantor may change any Paying Agent, Security Registrar or Conversion Agent without notice to the Holders. The Company and the Guarantor shall give prompt written notice to the Trustee of the name and address of any Paying Agent or Conversion Agent not a party to this Indenture.

     Section 10.3. Money for Securities Payments To Be Held in Trust.

     If the Company shall at any time act as its own Paying Agent, or if the Guarantor shall act as Paying Agent, it shall, on or before each due date of the principal of, any premium or interest on or Additional Amounts with respect to any of the Securities, segregate and hold in trust for the benefit of the Persons entitled thereto a sum in Dollars sufficient to pay the principal or any premium, interest or Additional Amounts so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided, and shall promptly notify the Trustee of its action or failure so to act.

     Whenever the Company shall have one or more Paying Agents, it shall, prior to each due date of the principal of, any premium or interest on or any Additional Amounts with respect to the Securities, deposit with any Paying Agent a sum (in Dollars) sufficient to pay the principal or any premium, interest or Additional Amounts so becoming due, such sum to be held in trust for the benefit of the Persons entitled thereto, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

     The Company shall cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent shall:

          (1) hold all sums held by it for the payment of the principal of, any premium or interest on or any Additional Amounts with respect to Securities in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as provided in or pursuant to this Indenture;

          (2) give the Trustee notice of any default by the Company or the Guarantor (or any other obligor upon the Securities) in the making of any payment of principal, any premium or interest on or any Additional Amounts with respect to the Securities; and

          (3) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

     The Company or the Guarantor may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order or Guarantor Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company, the Guarantor or such Paying Agent, such sums to be held by the Trustee upon the same terms as those upon which such sums were held by the Company, the Guarantor or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

     Except as otherwise provided herein or pursuant hereto, any money deposited with the Trustee or any Paying Agent, or then held by the Company or the Guarantor, in trust for the payment of the principal of, any premium or interest on or any Additional Amounts with respect to any Security and remaining unclaimed for two years after such principal or any such premium or interest or any such Additional Amounts shall have become due and payable shall be paid to the Company on Company Request (or if deposited by the Guarantor, paid to the Guarantor on Guarantor Request), or (if then held by the Company or the Guarantor) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company and the Guarantor for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the written request of and at the expense of the Company and the Guarantor cause to be published once, in an Authorized Newspaper in each Place of Payment or to be mailed to Holders of Securities, or both, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication or mailing nor shall it be later than two years after such principal and any premium or interest or Additional Amounts shall have become due and payable, any unclaimed balance of such money then remaining will be repaid to the Company or the Guarantor, as the case may be.

     Section 10.4. Limitation on Liens.

     Subject to Section 10.16, so long as any Securities are Outstanding, neither the Company nor the Guarantor will, and the Guarantor will not permit any Restricted Subsidiary to, create, assume, incur, guarantee or otherwise permit to exist any Indebtedness secured by a Lien upon any Principal Property, or upon shares of Capital Stock or Indebtedness issued by any Restricted Subsidiary and owned by the Company or the Guarantor, now or hereafter acquired, without effectively providing concurrently that the Securities (and, if the Company and the Guarantor so elect, any other indebtedness of the Company that is not subordinate to the Securities and with respect to which the governing instruments require, or pursuant to which the Company is otherwise obligated, to provide such security) then Outstanding are secured equally and ratably with or, at the option of the Company and the Guarantor, prior to such Indebtedness so long as such Indebtedness shall be so secured.

     The foregoing restriction shall not apply to, and there shall be excluded from Indebtedness in any computation under such restriction, Indebtedness secured by (i) Liens on any property, shares of Capital Stock or Indebtedness existing at the time of the acquisition thereof; (ii) Liens on property, shares of Capital Stock or Indebtedness of a Person existing at the time such Person is consolidated or amalgamated with, or merged into, the Company, the Guarantor or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties and assets of such Person (or a division thereof) as an entirety or substantially as an entirety to the Company, the Guarantor or a Restricted Subsidiary; provided that any such Lien does not extend to any property, shares of Capital Stock or Indebtedness owned by the Company, the Guarantor or any Restricted Subsidiary immediately prior to such consolidation, amalgamation, merger, sale, lease or disposition; (iii) Liens on property, shares of Capital Stock or Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary; (iv) Liens in favor of the Company, the Guarantor or a Restricted Subsidiary; (v) Liens to secure all or part of the costs of acquisition, construction, installation, development, improvement or renovation of the underlying property, or to secure Indebtedness incurred to provide funds for any such purpose; provided that the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained not later than 180 days after the later of (A) the completion of the acquisition, construction, installation, development, improvement or renovation of such property and (B) the placing in operation of such property or of such property as so constructed, developed, improved or renovated; (vi) Liens in favor of the United States of America or any State thereof, or any other country, or any department, agency, or instrumentality or political subdivision thereof, to secure partial progress, advance or other payments; (vii) Liens securing industrial revenue or pollution control bonds; and (viii) Liens existing on the date of the Indenture or any extension, renewal or replacement or refunding of any Indebtedness secured by a Lien existing on the date of the Indenture or referred to in clause (i), (ii),
(iii) or (v); provided, however, that the principal amount of Indebtedness secured thereby and not otherwise authorized by clauses (i) through (vii) shall not exceed the principal amount of Indebtedness, plus any premium or fee payable in connection with any such extension, renewal, replacement, or refunding, so secured at the time of such extension, renewal, replacement or refunding.

     Subject to Section 10.16, notwithstanding the restrictions described above, the Company, the Guarantor and the Restricted Subsidiaries may create, incur, assume or guarantee Indebtedness secured by Liens without equally and ratably securing the Securities then outstanding if, at the time of such creation, incurrence, assumption or guarantee, after giving effect thereto and to the retirement of any Indebtedness which is concurrently being retired, the aggregate amount of all outstanding Indebtedness secured by Liens which would otherwise be subject to such restrictions (other than any Indebtedness secured by Liens permitted as described in clauses (i) through (viii) of the immediately preceding paragraph) plus all Attributable Indebtedness in respect of sale and leaseback transactions with respect to Principal Properties (with the exception of such transactions which are permitted under clauses (i) through (v) of the first sentence of the first paragraph of Section 10.5) does not exceed 15% of Consolidated Net Tangible Assets.

     Section 10.5. Limitation on Sale and Leaseback Transactions.

     Subject to Sections 10.15 and 10.16, so long as any Securities are Outstanding, neither the Company nor the Guarantor will, and the Guarantor will not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction with respect to any Principal Property unless: (i) the sale and leaseback transaction is solely with the Company, the Guarantor or a Restricted Subsidiary; (ii) the lease is for a period not in excess of five years, including renewal rights; (iii) the lease secures or relates to in-dustrial revenue or pollution control bonds; (iv) the Company, the Guarantor or such Restricted Subsidiary would (at the time of entering into such arrangement) be entitled as described in clauses (i) through (viii) of the second paragraph of Section 10.4, without equally and ratably securing the Securities then outstanding, to create, incur, assume, guarantee or otherwise permit to exist Indebtedness secured by a Lien on such Principal Property in the amount of the Attributable Indebtedness arising from such sale and leaseback transaction; (v) the Company, the Guarantor or such Restricted Subsidiary, within 180 days after the sale of such Principal Property in connection with such sale and leaseback transaction is completed, applies an amount equal to the greater of (A) the net proceeds of the sale of the Principal Property leased and (B) the fair market value of the Principal Property leased to (1) the retirement of Securities or other Funded Indebtedness of the Company, the Guarantor or a Restricted Subsidiary or (2) the purchase of other property which will constitute a Principal Property having a value at least equal to the value of the Principal Property leased; or (vi) the Attributable Indebtedness of the Company, the Guarantor and the Restricted Subsidiaries in respect of such sale and leaseback transaction and all other sale and leaseback transactions entered into after the date of this Indenture (other than any such sale and leaseback transactions as would be permitted as described in clauses (i) through (v) of this sentence), plus the aggregate principal amount of Indebtedness secured by Liens on Principal Properties then outstanding (not including any such Indebtedness secured by Liens described in clauses (i) through (viii) of the second paragraph of Section 10.4) which do not equally and ratably secure such outstanding Securities (or secure such outstanding Securities on a basis that is prior to other Indebtedness secured thereby), would not exceed 15% of Consolidated Net Tangible Assets.

     Section 10.6. Corporate Existence.

     Subject to Article 8, the Company and the Guarantor shall do or cause to be done all things necessary to preserve and keep in full force and effect their respective limited liability company, corporate or other legal existences and that of each of their respective Subsidiaries and their respective rights (charter and statutory) and franchises; provided, however, that the foregoing shall not obligate the Company, the Guarantor or any of their respective Subsidiaries to preserve any such right or franchise if the Company, the Guarantor or any such Subsidiary shall determine that the preservation thereof is no longer desirable in the conduct of its business or the business of such Subsidiary.

     Section 10.7. Reserved.

     Section 10.8. Company Statement as to Compliance; Notice of Certain
Defaults.

     (1) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, a written statement (which need not be contained in or accompanied by an Officer's Certificate) signed by the principal executive officer, the principal financial officer or the principal accounting officer of the Company, stating that

          (a) a review of the activities of the Company during such year and of its performance under this Indenture has been made under his or her supervision, and

          (b) to the best of his or her knowledge, based on such review, (a) the Company has complied with all the conditions and covenants imposed on it under this Indenture throughout such year, or, if there has been a default in the fulfillment of any such condition or covenant, specifying each such default known to him or her and the nature and status thereof, and (b) no event has occurred and is continuing which is, or after notice or lapse of time or both would become, an Event of Default, or, if such an event has occurred and is continuing, specifying each such event known to him and the nature and status thereof.

     (2) The Company shall deliver to the Trustee, within five days after the occurrence thereof, written notice of any Event of Default or any event which after notice or lapse of time or both would become an Event of Default pursuant to clause (3) of Section 5.1.

     (3) The Trustee shall have no duty to monitor the Company's compliance with the covenants contained in this Article 10 other than as specifically set forth in this Section 10.8.

     Section 10.9. Guarantor Statement as to Compliance; Notice of Certain Defaults.

     (1) The Guarantor shall deliver to the Trustee, within 120 days after the end of each fiscal year, a written statement (which need not be contained in or accompanied by a Guarantor's Officer's Certificate) signed by the principal executive officer, the principal financial officer or the principal accounting officer of the Guarantor, stating that

          (a) a review of the activities of the Guarantor during such year and of performance under this Indenture has been made under his or her supervision, and

          (b) to the best of his or her knowledge, based on such review, (a) the Guarantor has complied with conditions and covenants imposed on it under this Indenture throughout such year, or, if there has been a default in the fulfillment of any such condition or covenant, specifying each such default known to him or her and the nature and status thereof, and (b) no event has occurred and is continuing which constitutes, or which after notice or lapse of time or both would become, an Event of Default, or, if such an event has occurred and is continuing, specifying each such event known to him and the nature and status thereof.

     (2) The Guarantor shall deliver to the Trustee, within five days after the occurrence thereof, written notice of any event which after notice or lapse of time or both would become an Event of Default pursuant to clause (3) of Section
5.1. (3) The Trustee shall have no duty to monitor the Guarantor's compliance with the covenants contained in this Article 10 other than as specifically set forth in this Section 10.9.

     Section 10.10. Additional Amounts.

     The Company will pay to Holders of the Securities such Additional Amounts as may be necessary in order that every net payment of principal, premium, if any, Change of Control Purchase Price, Redemption Price or interest in respect of any Securities, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by (i) Bermuda or Ireland or any political subdivision or governmental authority thereof or therein having power to tax,
(ii) any jurisdiction from or through which payment is made, or any political subdivision or governmental authority thereof or therein having the power to tax, or (iii) any other jurisdiction in which the Company is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax, will not be less than the amount provided for in such Securities to be then due and payable; provided, however, that the foregoing obligation to pay Additional Amounts will not apply

          (a) with respect to any Security presented for payment by, or on behalf of, a Holder who is liable for such taxes, duties, assessments or other governmental charges in respect of such Securities by reason of such Holder being a resident, domiciliary or national of, or engaging in business or maintaining a permanent establishment or being physically present in, a Relevant Taxing Jurisdiction, or any political subdivision or taxing authority thereof or therein, or other-wise having some connection with a Relevant Taxing Jurisdiction, or any political subdivision or taxing authority thereof or therein, other than the mere holding of such Securities;

          (b) to any tax, assessment or other governmental charge which would not have been imposed but for the fact that such Holder (i) presented its Securities for payment more than 30 days after the Relevant Date, except to the extent that the Holder would have been entitled to Additional Amounts if it had presented such Securities for payment on any day within the 30-day period or (ii) presented such Securities for payment in the Relevant Taxing Jurisdiction, unless such Securities could not have been presented for payment elsewhere;

          (c) to any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply, following a request by the Company to the Holder, with any certification, identification or reporting requirements concerning the nationality, residence, identity or connection with a Relevant Taxing Jurisdiction, or any political subdivision or taxing authority thereof or therein, of the Holder of the Securities, if compliance is required by statute or by regulation of a Relevant Taxing Jurisdiction, or any political subdivision or taxing authority thereof or therein, as a precondition to exemption from such tax, assessment or other governmental charge;

          (d) with respect to any Holder that has elected not to permit redemption of its Securities pursuant to Section 11.8;

          (e) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

          (f) any tax, assessment or other governmental charge that is payable other than by withholding or deduction at source; or

          (g) any combination of clauses (a) through (f) above.

     In addition, the Company will not pay Additional Amounts with respect to any payment of principal of, or premium, if any, interest or any other amounts on, any Security to any Holder who is a fiduciary, partnership, limited liability company or other than the sole beneficial owner of a Security, to the extent the payment would be required by the laws of the Relevant Taxing Jurisdiction, or any political subdivision or relevant taxing authority thereof or therein, to be included in the income for tax purposes of a beneficiary, partner, member or settlor with respect to such fiduciary or a member of such partnership or limited liability company or a beneficial owner who would not have been entitled to such Additional Amounts had it been the Holder.

     "Relevant Date" means, when used in this Section 10.10, the date which is the later of (i) the date on which such payment first becomes due and (ii) if the full amount of the monies payable has not been received by the Trustee on or prior to such date, the date that is 21 days after the date on which, the full amount of such monies having been so received, notice to this effect shall have been given to the Holders in accordance with this Indenture.

     Whenever in this Indenture there is mentioned, in any context, the payment of the principal of or any premium, interest or any other amounts on, or in respect of, any Security or the net proceeds received on the sale or conversion of any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided by the terms established hereby or pursuant hereto to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to such terms, and express mention of the payment of Additional Amounts (if applicable) in any pro-vision hereof shall not be construed as excluding the payment of Additional Amounts in those provisions hereof where such express mention is not made.

     Except as otherwise provided in or pursuant to this Indenture or the Securities, at least 10 days prior to the first Interest Payment Date, and at least 10 days prior to each date of payment of principal or interest if there has been any change with respect to the matters set forth in the below-mentioned Officer's Certificate of the Company, the Company shall furnish to the Trustee and the principal Paying Agent or Paying Agents, if other than the Trustee, an Officer's Certificate of the Company instructing the Trustee and such Paying Agent or Paying Agents whether such payment of principal of and premium, if any, interest or any other amounts on the Securities shall be made to Holders of Securities without withholding for or on account of any tax, fee, duty, assessment or other governmental charge described in this Section 10.10. If any such withholding shall be required, then such Officer's Certificate shall specify by taxing jurisdiction the amount, if any, required to be withheld on such payments to such Holders of Securities, and the Company agrees to pay to the Trustee or such Paying Agent the Additional Amounts required by this Section
10.10. The Company covenants to indemnify the Trustee and any Paying Agent for, and to hold them harmless against, any loss, liability or expense reasonably incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by any of them in reliance on the Officer's Certificate furnished pursuant to this Section 10.10.

     Section 10.11. Limitation on Certain Amendments, Modifications and Supplements.

     Neither the Company nor the Guarantor shall, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, amend, supplement or otherwise modify this Indenture or the Securities; provided, however, that the Company and the Guarantor may amend, modify or supplement this Indenture and the Securities
(i) to evidence the succession of a successor Person to the Guarantor pursuant to Section 8.3, (ii) to comply with Section 18.16 hereof, (iii) to evidence or provide for the acceptance of a successor Trustee pursuant to Section 6.9 or
(iv) to make any change that does not adversely affect the interests of the holders of the EPIL II Notes or the EPIL III Notes; provided, further, that, subject to clause (iv) of this paragraph and Section 9.8, nothing in this paragraph shall prohibit or otherwise restrict any waiver of any term, provision or condition of this Indenture or the Securities that waives or reduces the rights of the Holders (it being understood that any such waiver shall not be deemed to be adverse to the interests of the holders of the EPIL II Notes or the EPIL III Notes solely because such waiver prevents the existence of a cross-default under the EPIL II Agreements or the EPIL III Agreements).

     The Guarantor will not, and will not permit Athena to, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing

EPIL Holders, amend, supplement or otherwise modify the Athena Indenture or the Athena Notes; provided, however, that Athena and the Guarantor may amend, modify or supplement the Athena Indenture and the Athena Notes (i) to evidence the succession of a successor Person to the Guarantor pursuant to Article 8 thereof,
(ii) to evidence or provide for the acceptance of a successor trustee pursuant to the terms of the Athena Indenture or (iii) to make any change that does not adversely affect the interests of the holders of the EPIL II Notes or the EPIL III Notes; provided, further, that, subject to clause (iii) of this paragraph, nothing in this paragraph shall prohibit or otherwise restrict any waiver of any term, provision or condition of the Athena Indenture or the Athena Notes that waives or reduces the rights of the holders of the Athena Notes (it being understood that any such waiver shall not be deemed to be adverse to the interests of the holders of the EPIL II Notes or the EPIL III Notes solely because such waiver prevents the existence of a cross-default under the EPIL II Agreements or the EPIL III Agreements).

     The Guarantor will not, and will not permit EFC to, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, amend, supplement or otherwise modify the LYONs Indenture or the LYONs; provided, however, that the EFC and the Guarantor may amend, modify or supplement the LYONs Indenture and the LYONs (i) to evidence the succession of a successor Person to the Guarantor pursuant to Article 5 of the LYONs Indenture, (ii) to comply with Section 11.14 of the LYONs Indenture, (iii) to evidence or provide for the acceptance of a successor trustee pursuant to the terms of the LYONs Indenture or (iv) to make any change that does not adversely affect the interests of the holders of the EPIL II Notes or the EPIL III Notes; provided, further, that, subject to clause
(iv) of this paragraph, nothing in this paragraph shall prohibit or otherwise restrict any waiver of any term, provision or condition of the LYONs Indenture or the LYONs that waives or reduces the rights of the holders of the LYONs (it being understood that any such waiver shall not be deemed to be adverse to the interests of the holders of the EPIL II Notes or the EPIL III Notes solely because such waiver prevents the existence of a cross-default under the EPIL II Agreements or the EPIL III Agreements).

     Neither the Company nor the Guarantor will, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, amend, supplement or otherwise modify the Guarantor Intercompany Note; provided, however, that the Company and the Guarantor may amend, modify or supplement the Guarantor Intercompany Note to make any change that does not adversely affect the interests of the holders of the EPIL II Notes or the EPIL III Notes.

     Neither the Company nor the Guarantor will, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, amend, supplement or otherwise modify the Elan Funding Agreement; provided, however, that the Company and the Guarantor may amend, modify or supplement the Elan Funding Agreement to make any change that does not adversely affect the interests of the holders of the EPIL II Notes or the EPIL III Notes.

     Section 10.12. Limitation on Disposition of Guarantor Intercompany Note.

     The Company will not, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, sell, convey, transfer, assign or otherwise dispose of all or any portion of the Guarantor Intercompany Note.

     Section 10.13. Limitation on Retirement of Indebtedness.

     Notwithstanding anything in this Indenture to the contrary (including, without limitation, Sections 4.1, 4.2, 11.8, 11.9 and 18.1 (solely as it relates to the payment of the Cash Alternative)), neither the Company nor the Guarantor will, and the Guarantor will not permit any of its other Subsidiaries to, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, purchase, redeem, prepay or otherwise acquire or retire for value, prior to any scheduled final maturity, the Securities, the Athena Notes or, on or after December 14, 2003, any LYONs not purchased as of the December 14, 2003 "Purchase Date" (as defined in the LYONs Indenture) pursuant to Section 3.08 of the LYONs Indenture and paragraph 6 of the LYONs or incur any liability to effect, or order or set apart any sum or property for, the same; provided, however, that, with respect to any purchase of LYONs by the Guarantor or any of its Subsidiaries prior to December 14, 2003, (i) none of the Guarantor, any of its Subsidiaries or any Person acting on behalf of the Guarantor or any of its Subsidiaries shall, directly or indirectly, conduct any solicitation of the holders of the LYONs in connection with such purchase and (ii) the purchase price per $1,000 principal amount at maturity of any LYONs so purchased may not exceed $616.57; provided, further, that nothing in this Section 10.13 shall restrict or prohibit the conversion of the Securities pursuant to Article 18 (including, without limitation, the payment of cash in lieu of fractional shares upon any such conversion pursuant to Article 18).

     Section 10.14. Limitation on Dividends and Stock Repurchases.

     The Guarantor will not, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, declare, authorize or pay any dividend or make any distribution on or in respect of any Capital Stock of the Guarantor (other than dividends or distributions paid solely in Ordinary Shares of the Guarantor) to the holders of such Capital Stock, or set apart any sum or property for the same, or incur any liability to declare, authorize, pay or make or set apart any sum or property for the same.

     The Guarantor will not, and will not permit any of its Subsidiaries to, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, redeem, purchase or otherwise acquire or retire for value any Capital Stock of the Guarantor.

     Section 10.15. Limitation on Asset Sales.

     The Guarantor shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, consummate any Asset Sale if, after giving effect to the consummation of such Asset Sale, the aggregate consideration received by the Guarantor and its Subsidiaries in respect of all Asset Sales occurring during the period from the Issue Date to the date of such consummation would exceed $1.5 billion.

     Section 10.16. Limitation on Activities of the Company.

     Notwithstanding anything to the contrary set forth in this Indenture, the Company will not, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, (i) conduct any business or hold or acquire any assets other than (a) the performance of its obligations under this Indenture and the Securities and actions incidental thereto (including, without limitation, pursuant to the Elan Funding Agreement) and (b) actions required by law to maintain its existence, (ii) incur any Indebtedness, (iii) suffer to exist any Liens (other than Liens granted pursuant to Section 6.6 hereof) or (iv) consolidate or amalgamate with or merge into any other Person, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any other Person, or permit any other Person to consolidate or amalgamate with or merge into the Company or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to the Company.

     Section 10.17. Limitation on Investments in the Company.

     The Guarantor will not, and will not permit any of its Subsidiaries to, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, make, declare or authorize any Investment in the Company, or set apart any sum or property for the same, or incur any liability to make, declare or authorize or set apart any sum or property for the same.

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                                   ARTICLE 11

                            REDEMPTION OF SECURITIES

     Section 11.1. Reserved.

     Section 11.2. Election To Redeem; Notice to Trustee.

     The election of the Company to redeem any Securities shall be evidenced by or pursuant to a Board Resolution. In case of any redemption at the election of the Company of any of the Securities, the Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date.

     Section 11.3. Selection of Securities To Be Redeemed.

     If less than all of the Securities are to be redeemed, the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee from the Outstanding Securities of such series not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal amount of Securities; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a Security of such series not redeemed to less than the minimum denomination for a Security of such series established herein or pursuant hereto.

     The Trustee shall promptly notify the Company and the Security Registrar (if other than itself) in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

     For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal of such Securities which has been or is to be redeemed.

     If any Security selected for partial redemption is converted into Shares pursuant to Article 18 before termination of such conversion right with respect to the portion of the Security so selected, the converted portion of such Security shall be deemed (so far as may be) to be the portion selected for redemption. Securities which have been converted during a selection of Securities to be redeemed shall be treated by the Trustee as Outstanding for the purpose of such selection.

     Section 11.4. Notice of Redemption.

     Notice of redemption shall be given in the manner provided in Section 1.7, not less than 30 nor more than 60 days prior to the Redemption Date, unless a shorter period is specified in the Securities to be redeemed, to the Holders of Securities to be redeemed. Failure to give notice by mailing in the manner herein provided to the Holder of any Securities designated for redemption as a whole or in part, or any defect in the notice to any such Holder, shall not affect the validity of the proceedings for the redemption of any other Securities or portion thereof.

     Any notice that is mailed to the Holder of any Securities in the manner herein provided shall be conclusively presumed to have been duly given, whether or not such Holder receives the notice.

     All notices of redemption shall state the Securities being redeemed (including ISIN/CUSIP numbers) and the following:

          (1) the Redemption Date;

          (2) the Redemption Price;

          (3) in case any Security is to be redeemed in part only, the notice which relates to such Security shall state that on and after the Redemption Date, upon surrender of each Security, the Holder of such Security will receive, without charge, a new Security or Securities of authorized denominations for the principal amount thereof remaining unredeemed;

          (4) that, on the Redemption Date, the Redemption Price shall become due and payable upon each such Security or portion thereof to be redeemed, and, if applicable, that interest thereon shall cease to accrue on and after said date;

          (5) the place or places where such Securities are to be surrendered for payment of the Redemption Price and any accrued interest and Additional Amounts pertaining thereto;

          (6) if less than all of the Outstanding Securities are to be redeemed, the identification (and in the case of a partial redemption, the principal amount) of the particular Security or Securities to be redeemed;

          (7) the date or dates on which the right to convert the principal of the Securities to be redeemed will commence or terminate and the place or places where such Securities may be surrendered for conversion; and

          (8) the ISIN/CUSIP number or the Euroclear or the Clearstream reference numbers of such Securities, if any (or any other numbers used by a Clearing Agency to identify such Securities).

     A notice of redemption published as contemplated by Section 1.6 need not identify particular Securities to be redeemed.

     Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company.

     Section 11.5. Deposit of Redemption Price.

     On or prior to 10:00 A.M. New York City time, on the day that is one Business Day prior to any Redemption Date, the Company or the Guarantor shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent or the Guarantor is acting as Paying Agent, segregate and hold in trust as provided in Section 10.3) an amount of money in Dollars sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) any accrued interest on and Additional Amounts with respect thereto, all such Securities or portions thereof which are to be redeemed on that date.

     Section 11.6. Securities Redeemed.

     Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company and the Guarantor shall default in the payment of the Redemption Price, accrued interest and Additional Interest, if any) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price, together with any accrued interest and Additional Amounts to the Redemption Date; provided, however that, except as otherwise specified in or pursuant to this Indenture or the Securities, installments of interest on Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the Regular Record Dates therefor according to their terms and the provisions of Section 3.7.

     If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium, until paid, shall bear interest from the Redemption Date at the rate prescribed therefor in the Security.

     Section 11.7. Securities Redeemed in Part.

     Any Security which is to be redeemed only in part shall be surrendered at any Office or Agency for such Security (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing) and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series, containing identical terms and provisions, of any authorized denomination as requested by such Holder in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered. If a Security in global form is so surrendered, the Company shall execute, and the Trustee shall authenticate and deliver to the depository for such Security in global form as shall be specified in the Company Order with respect thereto to the Trustee, without service charge, a new Security in global form in a denomination equal to and in exchange for the unredeemed portion of the principal of the Security in global form so surrendered.

     Section 11.8. Redemption for Tax Reasons.

     Subject to Section 10.13, the Company, at its option, may redeem the Securities for cash prior to their maturity in the event of certain changes in the tax laws of any Relevant Taxing Jurisdiction after the date of issuance of the Securities as specified below. If, as a result of any change in, or amendment to, the laws (including any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction, or any political subdivision or taxing authority thereof or therein, or any amendment to or change in the application or official interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or any action taken by a taxing authority which action is generally applied or is taken with respect to the Company or the Guarantor), which change, amendment, application or interpretation is proposed and becomes effective on or after the date of issuance of the Securities, the Company or the Guarantor has or would become obligated to pay to the Holder of any Securities Additional Amounts, and such obligations cannot be avoided by the Company or the Guarantor, as applicable, taking reasonable measures (consistent with practices and interpretations generally followed or in effect at the time such measures could be taken) available to it, then the Company may, at its option, redeem the Securities as a whole but not in part, upon not less than 30 days' nor more than 60 days' notice given as provided in Section 11.4, at a Redemption Price equal to 100% of the Securities' aggregate principal amount plus accrued and unpaid interest and any Additional Amounts on such Securities, to but excluding the Redemption Date, but without reduction for withholding taxes except that no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company or the Guarantor would be obliged to pay any such Additional Amounts were a payment in respect of the Securities then due.

     Prior to the giving of any such notice of redemption, the Company must deliver to the Trustee (a) an Officer's Certificate to the effect that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the Company's right to redeem have occurred and (b) an Opinion of Counsel to the effect that the Company or the Guarantor has or would become obligated to pay any Additional Amounts as a result of such change, amendment, application or interpretation. The Company's right to redeem the Securities shall continue as long as the Company or the Guarantor is obligated to pay such Additional Amounts, notwithstanding that the Company or the Guarantor shall have made payments of Additional Amounts.

     Notwithstanding the foregoing, any Holder may elect not to permit redemption of its Securities in the manner described above; provided that, following any such election, such Holder will not be entitled to receive Additional Amounts.

     Section 11.9. Redemption at the Option of the Company.

     Subject to Section 10.13, on giving not less than 30 or more than 60 days' notice to the Trustee and the Holders, the Company may, at any time after [o years plus 10 days after issuance], redeem Securities at its option, in whole or in part, at a Redemption Price equal to 100% of the Securities' aggregate principal amount plus accrued and unpaid interest on, and any Additional Amounts with respect to, such Securities to, but excluding, the Redemption Date; provided that, within a period of 30 consecutive Trading Days ending five Trading Days prior to the date on which the relevant notice of redemption is given as provided above, the Sale Price of the ADSs for 20 Trading Days shall have been at least [o]% of the Conversion Price deemed to be in effect on each of such Trading Days.

     "Conversion Price" means an amount equal to $1,000 divided by the Conversion Ratio.

                                   ARTICLE 12

                                    RESERVED

                                   ARTICLE 13

                    REDEMPTION AT THE OPTION OF HOLDERS UPON
                                CHANGE OF CONTROL

     Section 13.1. Purchase of Securities at Option of the Holder upon Change of Control.

     (a) If, on or after March 16, 2005, there shall have occurred a Change of Control, Securities shall be purchased, at the option of the Holder thereof, by the Guarantor at a purchase price equal to 100% of the aggregate principal amount thereof plus accrued interest thereon to, but excluding, the Change of Control Purchase Date (the "Change of Control Purchase Price"), on the date that is 90 Business Days after the occurrence of the Change of Control (the "Change of Control Purchase Date"), subject to satisfaction by or on behalf of the Holder of the requirements set forth in Section 13.1(c).

     A "Change of Control" shall be deemed to have occurred at such time as either of the following events shall occur:

          (i) There shall be consummated any consolidation or merger of the Guarantor pursuant to which the Ordinary Shares would be converted into cash, securities or other property, in each case other than (x) a consolidation or merger of the Guarantor in which the Person or Persons that beneficially owned directly or indirectly, Ordinary Shares immediately prior to such consolidation or merger beneficially own, immediately after such consolidation or merger, directly or indirectly, Capital Stock normally entitled to vote in the election of directors of the continuing or surviving corporation having a majority of the total voting power, in the aggregate, of all classes of such Capital Stock of the continuing or surviving corporation and (y) any merger which is effected solely to change the jurisdiction of incorporation of the Guarantor and results in a reclassification, conversion or exchange of outstanding Ordinary Shares into solely shares of common stock or ordinary shares (the terms "beneficially owned" and "beneficially own" have meanings correlative to that of "beneficial owner," as defined below); or

          (ii) There is a report filed (or a report would be required to be filed but for the fact that beneficial ownership is of the Ordinary Shares and not ADSs) by any person (for the purposes of this Section 13.1 only, the term "person" shall include a "person" within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing) on Schedule 13D or Schedule TO (or any successor schedule, form or report) pursuant to the Exchange Act, disclosing that such person has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 50% or more of the total voting power in the aggregate of all classes of Capital Stock then outstanding of the Guarantor normally entitled to vote in elections of directors; provided, however, that a person shall not be deemed beneficial owner of, or to own beneficially, (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person until such tendered securities are accepted for purchase or exchange thereunder, or
     (B) any securities if such beneficial ownership (1) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations under the Exchange Act, and (2) is not also then reportable on Schedule 13D (or any successor schedule, form or report) under the Exchange Act.

     Notwithstanding the foregoing provisions of this Section 13.1, a Change of Control shall not be deemed to have occurred if (x) at any time the Guarantor, any Subsidiary of the Guarantor, any employee stock ownership plan or any other employee benefit plan of either the Guarantor or any Subsidiary of the Guarantor, or any person holding Ordinary Shares or ADSs for or pursuant to the terms of any such employee benefit plan files or becomes obligated to file a report under or in response to Schedule 13D or Schedule TO (or any successor schedule, form or report) under the Exchange Act disclosing beneficial ownership by it of 50% or more of the total voting power in the aggregate of all classes of Capital Stock then outstanding of the Guarantor normally entitled to vote in elections of directors or (y) all the consideration (excluding cash payments for fractional ADSs) offered in the transaction or transactions constituting the Change of Control consists of Listed Equity Securities and as a result of such transaction or transactions the Securities become convertible or exchangeable into such common equity securities.

     Notwithstanding anything herein to the contrary, the Company's obligations pursuant to this Section 13.1 shall be satisfied if a third party makes an offer to repurchase Outstanding Securities after a Change of Control in the manner, and at the time and otherwise in compliance in all material respects with the requirements of this Section 13.1 and purchases all Securities properly tendered and not withdrawn pursuant to the requirements of this Section 13.1.

     In addition, the Company shall not be required to deliver notice of Change of Control pursuant to Section 13.1(b), if, in connection with or in contemplation of any Change of Control, the Company has made an offer to purchase (an "Alternate Offer") any and all Securities validly tendered at a cash price equal to or higher than the Change of Control Purchase Price and has purchased all Securities properly tendered in accordance with the terms of such Alternate Offer; provided, however, that the terms and conditions of such contemplated Change of Control are described in reasonable detail to the Holders in the notice delivered in connection with such Alternate Offer.

     (b) Within 15 Business Days after the occurrence of a Change of Control, the Guarantor shall mail a written notice of such Change of Control by first-class mail to the Trustee (and any Paying Agent if the Trustee is not then acting as Paying Agent) and to each Holder (and to beneficial owners if required by applicable law). The notice shall include a form of Change of Control Purchase Notice to be completed by the Holder and shall state:

          (1) briefly, the events causing a Change of Control and the date such Change of Control is deemed to have occurred for purposes of this
               Section 13.1;

          (2) the date by which the Change of Control Purchase Notice pursuant to this Section 13.1 must be given;

          (3)  the Change of Control Purchase Date;

          (4)  the Change of Control Purchase Price;

          (5) the name and address of the Paying Agent and the Conversion Agent and the Office or Agency referred to in Section 10.2;

          (6)  the Conversion Ratio and any adjustments thereto;

          (7) that Securities as to which a Change of Control Purchase Notice has been given may be converted into Ordinary Shares or ADSs (or, in lieu thereof, a Cash Alternative, if the Company shall so elect) in accordance with Article 18 at any time prior to the close of business on the Change of Control Purchase Date only if the Change of Control Purchase Notice has been withdrawn in accordance with the terms of this Indenture;

          (8) that Securities must be surrendered to the Paying Agent or the Office or Agency referred to in Section 10.2 to collect payment;

          (9) that the Change of Control Purchase Price for any Security as to which a Change of Control Purchase Notice has been duly given and not withdrawn will be paid promptly following the later of the Change of Control Purchase Date and the time of surrender of such Security as described in clause (8) of this Section 31.1;

          (10) the procedures the Holder must follow to exercise rights under this Section 13.1 and a brief description of those rights;

          (11) briefly, the conversion rights of the Securities; and

          (12) the procedures for withdrawing a Change of Control Purchase
               Notice.

     If any of the Securities is in the form of a Global Security, then the Company shall modify such notice to the extent necessary to accord with the procedures of the Clearing Agencies applicable to the repurchase of Global Securities.

     (c) A Holder may exercise its rights specified in Section 13.1(a) upon delivery of a written notice of purchase (a "Change of Control Purchase Notice") , which may be delivered by letter, overnight courier, hand delivery, facsimile transmission or in any other written format and, in the case of Global Securities, may be delivered electronically or by other means in accordance with the Clearing Agencies' customary practice, to any Paying Agent or to the Office or Agency referred to in Section 10.2 at any time prior to the close of business on the Change of Control Purchase Date, stating:

               (1) the certificate number of the Security which the Holder will deliver to be purchased;

               (2) the portion of the principal amount of the Security which the Holder will deliver to be purchased, which portion must be $1,000 or an integral multiple thereof; and

               (3) that such Security shall be purchased on the Change of Control Purchase Date pursuant to the terms and conditions specified in this Article 13.

     The delivery of such Security to any Paying Agent prior to, on or after the Change of Control Purchase Date (together with all necessary endorsements), at the offices of the Paying Agent or to the Office or Agency referred to in
Section 10.2 shall be a condition to the receipt by the Holder of the Change of Control Purchase Price therefor; provided, however, that such Change of Control Purchase Price shall be so paid pursuant to this Section 13.1 only if the Security so delivered to the Paying Agent or such Office or Agency shall conform in all respects to the description thereof set forth in the related Change of Control Purchase Notice.

     The Guarantor shall purchase from the Holder thereof, pursuant to this
Section 13.1, a portion of a Security if the principal amount of such portion is $1,000 or an integral multiple of $1,000. Provisions of this Article 13 that apply to the purchase of all of a Security also apply to the purchase of such portion of such Security.

     Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent or to the Office or Agency referred to in Section 10.2 the Change of Control Purchase Notice contemplated by this Section 13.1(c) shall have the right to withdraw such Change of Control Purchase Notice at any time prior to the close of business on the Change of Control Purchase Date by delivery of a written notice of withdrawal to the Paying Agent or to such Office or Agency in accordance with Section 13.2.

     The Paying Agent shall promptly notify the Guarantor of the receipt by it of any Change of Control Purchase Notice or written withdrawal thereof.

     Section 13.2. Effect of Change of Control Purchase Notice.

     Upon receipt by any Paying Agent of the Change of Control Purchase Notice specified in Section 13.1, the Holder of the Security in respect of which such Change of Control Purchase Notice was given shall (unless such Change of Control Purchase Notice is withdrawn as specified in the following two paragraphs) thereafter be entitled to receive solely the Change of Control Purchase Price with respect to such Security. Such Change of Control Purchase Price shall be paid to such Holder, subject to receipt of funds and/or securities by the applicable Paying Agent, promptly following the later of (x) the Business Day following the Change of Control Purchase Date with respect to such Security (provided that the conditions in Section 13.1(c) have been satisfied) and (y) the time of delivery of such Security to a Paying Agent or to the Office or Agency referred to in Section 10.2 by the Holder thereof in the manner required by Section 13.1. Securities in respect of which a Change of Control Purchase Notice has been given by the Holder thereof may not be converted into Ordinary Shares or ADSs pursuant to Article 11 on or after the date of the delivery of such Change of Control Purchase Notice unless such Change of Control Purchase Notice has first been validly withdrawn as specified in the following two paragraphs.

     A Change of Control Purchase Notice may be withdrawn by a Holder by means of a written notice (which may be delivered by letter, overnight courier, hand delivery, facsimile transmission or in any other written format and, in the case of Global Securities, may be delivered electronically or by other means in accordance with the Common Depositary's customary practice) of withdrawal delivered to the office of the Paying Agent or to the Office or Agency referred to in Section 10.2 in accordance with the Change of Control Purchase Notice at any time on or prior to the Change of Control Purchase Date, specifying:

     (1)  the name of the Holder;

     (2) the certificate number of the Security or portion thereof in respect of which such notice of withdrawal is being submitted;

     (3) the principal amount of the Security or portion thereof with respect to which such notice of withdrawal is being submitted; and

     (4) the principal amount, if any, of such Security which remains subject to the original Change of Control Purchase Notice and which has been or will be delivered for purchase by the Guarantor.

     Section 13.3. Deposit of Change of Control Purchase Price.

     Prior to 10:00 a.m. (local time in The City of New York), on the Business Day following the Change of Control Purchase Date, the Guarantor shall deposit with the Trustee or with a Paying Agent (other than the Company or the Guarantor or a Subsidiary or an Affiliate of either of them) is an amount of cash in immediately available funds sufficient to pay the aggregate Change of Control Purchase Price of all the Securities or portions thereof which are to be purchased as of the Change of Control Purchase Date. The manner in which the deposit required by this Section 13.3 is made by the Guarantor shall be at the option of the Guarantor; provided, however, that such deposit shall be made in a manner such that the Trustee or a Paying Agent shall have Dollars in immediately available funds prior to 11:00 a.m. (local time in The City of New York) on the Business Day following the Change of Control Purchase Date.

     Section 13.4. Securities Purchased in Part.

     Any Security which is to be purchased only in part shall be surrendered at the office of the Paying Agent or the Office or Agency referred to in Section
10.2 (with, if the Company or the Trustee so requires, due endorsement, or a written instrument of transfer in form satisfactory to the Company and the Trustee executed by the Holder or such Holder's attorney duly authorized in writing), and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without service charge, a new Security or Securities, having endorsed thereon a Guarantee or Guarantees duly executed by the Guarantor, of any authorized denomination as requested by such Holder in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Security so surrendered which is not purchased.

     Section 13.5. Compliance with Securities Laws upon Purchase of Securities.

     In connection with any offer to purchase or purchase of Securities under
Section 13.1, the Guarantor shall (a) comply with Rule 13e-4 and Rule 14e-1 under the Exchange Act (or any successor to either such Rule), if applicable,
(b) file the related Schedule T-O (or any successor schedule, form or report) under the Exchange Act, if applicable, and (c) otherwise comply with all Federal and state securities laws regulating the offer and delivery of ADSs upon purchase of the Securities (including positions of the SEC, under applicable no-action letters) so as to permit the rights and obligations under Sections
13.1 through 13.4 to be exercised in the time and in the manner specified therein.

     Section 13.6. Repayment to the Guarantor.

     To the extent that the aggregate amount of cash deposited by the Guarantor pursuant to Section 13.3 exceeds the aggregate Change of Control Purchase Price of the Securities or portions thereof to be purchased, then promptly after the Business Day following the Change of Control Purchase Date, as the case may be, the Trustee shall return any such excess to the Guarantor, together with interest, if any, thereon.

                                   ARTICLE 14

                                    RESERVED

                                   ARTICLE 15

                        MEETINGS OF HOLDERS OF SECURITIES

     Section 15.1. Purposes for Which Meetings May Be Called.

     A meeting of Holders of Securities may be called at any time and from time to time pursuant to this Article 15 to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other Act provided by this Indenture to be made, given or taken by Holders of Securities.

     Section 15.2. Call, Notice and Place of Meetings.

     (1) The Trustee may at any time call a meeting of Holders of Securities for any purpose specified in Section 15.1, to be held at such time and at such place in the Borough of Manhattan, The City of New York. Notice of every meeting of Holders of Securities, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in Section 1.7, not less than 21 nor more than 180 days prior to the date fixed for the meeting.

     (2) In case at any time the Company (by or pursuant to a Board Resolution), the Guarantor (by or pursuant to a Guarantor's Board Resolution) or the Holders of at least 10% in principal amount of the Outstanding Securities shall have requested the Trustee to call a meeting of the Holders of Securities for any purpose specified in Section 15.1, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed notice of or made the first publication of the notice of such meeting within 21 days after receipt of such request (whichever shall be required pursuant to Section 1.7) or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Company, the Guarantor or the Holders of Securities in the amount above specified, as the case may be, may determine the time and the place in the Borough of Manhattan, The City of New York.

     Section 15.3. Persons Entitled To Vote at Meetings.

     To be entitled to vote at any meeting of Holders of Securities, a Person shall be (1) a Holder of one or more Outstanding Securities, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel, any representatives of the Guarantor and its counsel and any representatives of the Company and its counsel.

     Section 15.4. Quorum; Action.

     The Persons entitled to vote a majority in principal amount of the Outstanding Securities shall constitute a quorum for any meeting of Holders of Securities; provided, however, that, if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Securities, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Securities shall constitute a quorum. In the absence of a quorum within 30 minutes after the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any reconvened meeting, such reconvened meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such reconvened meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 15.2(1), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities which shall constitute a quorum.

     Except as limited by Section 9.2, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted only by the affirmative vote of the Required Holders; provided, however, that, except as limited by Section 9.2, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other Act which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Securities may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Securities.

     Any resolution passed or decision taken at any meeting of Holders of Securities duly held in accordance with this Section shall be binding on all the Holders of Securities, whether or not such Holders were present or represented at the meeting.

     Notwithstanding the foregoing provisions of this Section 15.4, if any action is to be taken at a meeting of Holders of Securities with respect to any request, demand, authorization, direction, notice, consent, waiver or other Act, which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Securities affected thereby:

               (i) there shall be no minimum quorum requirement for such meeting; and

               (ii) the principal amount of the Outstanding Securities that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other Act shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other Act has been made, given or taken under this Indenture.

     Section 15.5. Determination of Voting Rights; Conduct and Adjournment of Meetings.

     (1) Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities in regard to proof of the holding of Securities and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 1.5 or other proof.

     (2) The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders of Securities as provided in Section 15.2(2), in which case the Company, the Guarantor or the Holders of Securities calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities represented at the meeting.

     (3) At any meeting, each Holder of a Security or proxy shall be entitled to one vote for each $1,000 principal amount of Securities held or represented by him; provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Security or proxy.

     (4) Any meeting of Holders of Securities duly called pursuant to Section
15.2 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding Securities represented at the meeting; and the meeting may be held as so adjourned without further notice.

     Section 15.6. Counting Votes and Recording Action of Meetings.

     The vote upon any resolution submitted to any meeting of Holders of Securities shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities or of their representatives by proxy and the principal amounts and serial numbers of the Outstanding Securities held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record, at least in triplicate, of the proceedings of each meeting of Holders of Securities shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 15.2 and, if applicable, Section 15.4. Each copy shall be signed and verified by the affi-davits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Company and the Guarantor, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

                                   ARTICLE 16

                      SUBORDINATEd GUARANTEE AND INDEMNITY

     Section 16.1. The Guarantee.

     The Guarantor hereby unconditionally guarantees, subject to Article 17, to the Trustee and to each Holder of a Security authenticated and delivered by the Trustee the due and punctual payment of the principal of, any premium and interest on, and any Additional Amounts with respect to such Security, when and as the same shall become due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise, in accordance with the terms of such Security and of this Indenture. In case of the failure of the Company punctually to pay any such principal, premium, interest or Additional Amounts, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise, and as if such payment were made by the Company. The Guarantee to be endorsed on the Securities shall be substantially in the form of Exhibit B, which is part of this Indenture.

     Section 16.2. Net Payments.

     Subject to Article 17, the Guarantor will pay to Holders of the Securities such Additional Amounts as may be necessary in order that every net payment of principal, premium, if any, Change of Control Purchase Price, Redemption Price, or interest or delivery of shares (including cash in lieu of fractional shares) in respect of any Securities, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by (i) Bermuda or Ireland or any political subdivision or governmental authority thereof or therein having power to tax,
(ii) any jurisdiction from or through which payment is made, or any political subdivision or governmental authority thereof or therein having the power to tax, or (iii) any other jurisdiction in which the Guarantor is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax will not be less than the amount provided for in such Securities to be then due and payable; provided, however, that the foregoing obligation to pay Additional Amounts will not apply

               (a) with respect to any Security presented for payment by, or on behalf of, a Holder who is liable for such taxes, duties, assessments or other governmental charges in respect of such Securities by reason of such Holder being a resident, domiciliary or national of, or engaging in business or maintaining a permanent establishment or being physically present in, a Relevant Taxing Jurisdiction, or any political subdivision or taxing authority thereof or therein, or otherwise having some connection with a Relevant Taxing Jurisdiction, or any political subdivision or taxing authority thereof or therein, other than the mere holding of such Securities;

               (b) to any tax, assessment or other governmental charge which would not have been imposed but for the fact that such Holder (i) presented its Securities for payment more than 30 days after the Relevant Date, except to the extent that the Holder would have been entitled to Additional Amounts if it had presented such Securities for payment on any day within the 30-day period or (ii) presented such Securities for payment in the Relevant Taxing Jurisdiction, unless such Securities could not have been presented for payment elsewhere;

               (c) to any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply, following a request by the Company or the Guarantor to the Holder, with any certification, identification or reporting requirements concerning the nationality, residence, identity or connection with a Relevant Taxing Jurisdiction, or any political subdivision thereof or taxing authority thereof or therein, of the Holder of the Securities, if compliance is required by statute or by regulation of a Relevant Taxing Jurisdiction, or any political subdivision or taxing authority thereof or therein, as a precondition to exemption from such tax, assessment or other governmental charge;

               (d) with respect to any Holder that has elected not to permit redemption of its Securities pursuant to Section 11.8;

               (e) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

               (f) any tax, assessment or other governmental charge that is payable other than by withholding or deduction at source; or

               (g) any combination of clauses (a) through (f) above.

     In addition, the Guarantor will not pay Additional Amounts with respect to any payment of principal of, or premium, if any, interest or any other amounts on, any Security to any Holder who is a fiduciary, partnership, limited liability company or other than the sole beneficial owner of a Security, to the extent the payment would be required by the laws of the Relevant Taxing Jurisdiction, or any political subdivision or relevant taxing authority thereof or therein, to be included in the income for tax purposes of a beneficiary, partner, member or settlor with respect to such fiduciary or a member of such partnership or limited liability company or a beneficial owner who would not have been entitled to such Additional Amounts had it been the Holder.

     "Relevant Date" means, when used in this Section 16.2, the date which is the later of (i) the date on which such payment first becomes due and (ii) if the full amount of the monies payable has not been received by the Trustee on or prior to such date, the date that is 21 days after the date on which, the full amount of such monies having been so received, notice to this effect shall have been given to the Holders in accordance with this Indenture.

     Whenever in this Indenture there is mentioned, in any context, the payment of the principal of or any premium, interest or any other amounts on, or in respect of, any Security or the net proceeds received on the sale or conversion of any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided by the terms established hereby or pursuant hereto to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to such terms, and express mention of the payment of Additional Amounts (if applicable) in any provision hereof shall not be construed as excluding the payment of Additional Amounts in those provisions hereof where such express mention is not made.

     Except as otherwise provided in or pursuant to this Indenture or the Securities, at least 10 days prior to the first Interest Payment Date, and at least 10 days prior to each date of payment of principal or interest if there has been any change with respect to the matters set forth in the below-mentioned Officer's Certificate of the Guarantor, the Guarantor shall furnish to the Trustee and the principal Paying Agent or Paying Agents, if other than the Trustee, an Officer's Certificate of the Guarantor instructing the Trustee and such Paying Agent or Paying Agents whether such payment of principal of and premium, if any, interest or any other amounts on the Securities shall be made to Holders of Securities without withholding for or on account of any tax, fee, duty, assessment or other govern-mental charge described in this Section 16.2. If any such withholding shall be required, then such Officer's Certificate shall specify by taxing jurisdiction the amount, if any, required to be withheld on such payments to such Holders of Securities, and the Guarantor agrees to pay to the Trustee or such Paying Agent the Additional Amounts required by this Section 16.2. The Guarantor covenants to indemnify the Trustee and any Paying Agent for, and to hold them harmless against, any loss, liability or expense reasonably incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by any of them in reliance on the Guarantor's Officer's Certificate furnished pursuant to this Section 16.2.

     Section 16.3. Guarantee Unconditional, etc.

     The Guarantor hereby agrees that its obligations hereunder shall be as principal and not merely as surety, and shall be absolute, irrevocable and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any Security or this Indenture, any failure to enforce the provisions of any Security or this Indenture, or any waiver, modification, consent or indulgence granted with respect thereto by the Holder of such Security or the Trustee, the recovery of any judgment against the Company or any action to enforce the same, or any other circumstances which may otherwise constitute a legal or equitable discharge of a surety or guarantor. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger, insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to any such Security or the Indebtedness evidenced thereby and all demands whatsoever, and covenants that this Guarantee will not be discharged except by payment in full of the principal of, any premium and interest on, and any Additional Amounts with respect to, the Securities and the complete performance of all other obligations contained in the Securities. The Guarantor further agrees, to the fullest extent that it lawfully may do so, that, as between the Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, the Maturity of the obligations guaranteed hereby may be accelerated as provided in Section 5.2 hereof for the purposes of this Guarantee, notwithstanding any stay, injunction or prohibition extant under any bankruptcy, insolvency, reorganization or other similar law of any jurisdiction preventing such acceleration in respect of the obligations guaranteed hereby.

     Section 16.4. Reinstatement.

     This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time, payment on any Security, in whole or in part, is rescinded or must otherwise be restored to the Company or the Guarantor upon the bankruptcy, liquidation or reorganization of the Company or otherwise.

     Section 16.5. Subrogation.

     The Guarantor shall be subrogated to all rights of the Holder of any Security against the Company in respect of any amounts paid to such Holder by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of, any premium and interest on, and any Additional Amounts and sinking fund payments required with respect to, all Securities shall have been paid in full.

     Section 16.6. Indemnity.

     As a separate and alternative stipulation, the Guarantor unconditionally and irrevocably agrees that any sum expressed to be payable by the Company under this Indenture or the Securities, but which is for any reason (whether or not now known or becoming known to the Company, the Guarantor, the Trustee or any Holder of any Security), not recoverable from the Guarantor on the basis of a guarantee will nevertheless be recoverable from it as if it were the sole principal debtor and will be paid by it to the Trustee on demand. This indemnity constitutes a separate and independent obligation from the other obligations in this Indenture, gives rise to a separate and independent cause of action and will apply irrespective of any indulgence granted by the Trustee or any Holder of any Security.

     The obligations of the Guarantor to the Holders and to the Trustee pursuant to the Guarantee and this Indenture are expressly subordinate and subject in right of payment to the prior payment in full of all Guarantor Senior Debt, to the extent and in the manner provided in Article 17.

                                   ARTICLE 17

                                  SUBORDINATION

     Section 17.1. Guarantee Obligations Subordinated to Guarantor Senior Debt.

     (a) Anything in this Indenture to the contrary notwithstanding, the Guarantor, for itself and its successors, and each Holder by its acceptance of Securities, agree that the payment of all Guarantee Obligations of the Guarantor are subordinated, to the extent and in the manner provided in this Article 17, to the prior payment in full in cash, or such payment duly provided for to the satisfaction of the holders of Guarantor Senior Debt, of all Guarantor Senior Debt (whether outstanding on the Issue Date or thereafter incurred).

     (b) This Article 17 shall constitute a continuing offer to all Persons who become holders of, or continue to hold, Guarantor Senior Debt, and such provisions and each of the definitions used therein are made for the benefit of the holders of Guarantor Senior Debt and such holders are made obligees hereunder and any one or more of them may enforce such provisions.

     Section 17.2. No Payment When Guarantor Senior Debt in Default.

     (a) If an EPIL Default occurs and is continuing, then no payment or distribution of any kind or character shall be made (directly or indirectly) by or on behalf of the Guarantor or any other Person on its or their behalf with respect to any Guarantee Obligations or to acquire any of the Securities for cash or property or otherwise until such EPIL Default (and all other EPIL Defaults) shall have been cured or waived in accordance with the terms of the EPIL Agreements or ceased to exist or all EPIL Indebtedness with respect to which any EPIL Default has occurred and is continuing, shall have been paid in full in cash.

     (b) In the event that, notwithstanding the foregoing, any payment shall be received by the Company, the Trustee, any Paying Agent or any Holder when such payment is prohibited by paragraph (a) of this Section 17.2, such payment shall be held in trust (and segregated from the funds and other assets of the respective Person) for the benefit of, and shall be promptly paid over or delivered to, the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amount of Guarantor Senior Debt held by such holders) as their respective interests may appear. The Trustee and any Paying Agent shall be entitled to rely on information regarding amounts then due and owing on the Guarantor Senior Debt, if any, received from the holders of Guarantor Senior Debt or, if such information is not received from such holders, from the Guarantor and only amounts included in the information provided to the Trustee and any Paying Agent (as such information may be updated or corrected from time to time) shall be paid to the holders of Guarantor Senior Debt.

     Section 17.3. Guarantee Obligations Subordinated to Prior Payment of All Guarantor Senior Debt on Dissolution, Liquidation or Reorganization of the Guarantor.

     (a) Upon any payment or distribution of assets of the Guarantor of any kind or character, whether in cash, securities, property or other assets, to creditors upon any total or partial liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets of the Guarantor or in a bankruptcy, examinorship, reorganization, insolvency, receivership or other similar proceeding relating to the Guarantor or its property, whether voluntary or involuntary, all Guarantor Senior Debt due or to become due shall first be paid in full in cash, or such payment duly provided for to the satisfaction of the holders of Guarantor Senior Debt, before the Holders shall be entitled to receive any payment or distribution of any kind or character on account of any Guarantee Obligations or for the acquisition of any of the Securities for cash or property or otherwise. Upon any such liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets, bankruptcy, examinorship, reorganization, insolvency, receivership or other similar proceeding, any payment or distribution of assets of the Guarantor of any kind or character, whether in cash, securities, property or other assets, to which the Holders or the Trustee would be entitled, except for the provisions hereof, shall be paid by the Guarantor or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the Holders or by the Trustee if received by them, directly to the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amounts of Guarantor Senior Debt held by such holders), as their respective interests may appear, for application to the payment of Guarantor Senior Debt remaining unpaid until all such Guarantor Senior Debt has been paid in full in cash after giving effect to any concurrent payment or distribution to holders of Guarantor Senior Debt.

     (b) To the extent any payment of Guarantor Senior Debt (whether by or on behalf of the Guarantor, as proceeds of security or enforcement of any right of setoff or otherwise) is invalidated or declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, assignee for the benefit of creditors, agent or other Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then, if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, assignee for the benefit of creditors, agent or other Person, the Guarantor Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred and Article 17 shall be reinstated and continue in full force and effect.

     It is further agreed that any diminution (whether pursuant to court decree or otherwise, including without limitation for any of the reasons described in the preceding sentence) of the Guarantor's obligation to make any distribution or payment pursuant to any Guarantor Senior Debt, except to the extent such diminution occurs by reason of the repayment (which has not been disgorged or returned) of such Guarantor Senior Debt in cash, shall have no force or effect for purposes of the subordination provisions contained in this Article 17, with any turnover of payments as otherwise calculated pursuant to this Article 17 to be made as if no such diminution had occurred.

     (c) In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Guarantor of any kind or character, whether in cash, securities, property or other assets, shall be received by the Company, the Trustee, the Paying Agent or any Holder when such payment or distribution is prohibited by this Section 17.3, such payment or distribution shall be held in trust (and segregated from the funds and other assets of the respective Person) for the benefit of, and shall be paid over or delivered to, the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amount of Guarantor Senior Debt held by such holders), as their respective interests may appear, for application to the payment of Guarantor Senior Debt remaining unpaid until all such Guarantor Senior Debt has been paid in full in cash, after giving effect to any concurrent payment or distribution to the holders of such Guarantor Senior Debt.

     (d) The consolidation or amalgamation of the Guarantor with, or the merger of the Guarantor into another Corporation or the liquidation or dissolution of the Guarantor following the conveyance or transfer of it properties and assets as an entirety or substantially as an entirety to another Corporation upon the terms and conditions provided in this Indenture (including, without limitation, Section 8.3) and as long as permitted under the terms of the EPIL Agreements shall not be deemed a liquidation, dissolution, winding-up, or reorganization for the purposes of this Section if such other Corporation shall, as a part of such consolidation, amalgamation, merger, conveyance or transfer, assume the Guarantee of the Guarantor hereunder in accordance with Article 8.

     Section 17.4. Payments May Be Paid Prior to Dissolution.

     Subject to Section 10.13, nothing contained in this Article 17 shall prevent (i) the Guarantor, except as specified in Sections 17.2, 17.3 and 17.10, from making payments at any time for the purpose of making payments on Guarantee Obligations, or from depositing with the Trustee or any Paying Agent, any monies for such payments, or (ii) in the absence of actual knowledge by the Trustee or any Paying Agent that a given payment would be prohibited by Section 17.2, 17.3 or 17.10, the application by the Trustee and any Paying Agent of any monies deposited with them for the purpose of making such payments on Guarantee Obligations to the Holders entitled thereto (provided that, notwithstanding the foregoing, the Holders receiving any payments made in contravention of Section 17.2, 17.3 or 17.10 (and such payments) shall otherwise be subject to the provisions of Sections 17.2, 17.3 and 17.10). The Guarantor shall give prompt written notice to the Trustee and any Paying Agent of any EPIL Default or any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets, bankruptcy, examinorship, reorganization, insolvency, receivership or other similar proceeding, of such Guarantor, although any delay or failure to give any such notice shall have no effect on the subordination provisions contained herein.

     Section 17.5. Holders To Be Subrogated to Rights of Holders of Guarantor Senior Debt.

     Subject to the prior payment in full in cash of all Guarantor Senior Debt, the Holders shall be subrogated to the rights of the holders of Guarantor Senior Debt of the Guarantor to receive payments or distributions of cash, securities, property or other assets of the Guarantor applicable to such Guarantor Senior Debt until all amounts owing on or in respect of the Guarantee Obligations shall be paid in full; and, for the purposes of such subrogation, no such payments or distributions to the holders of such Guarantor Senior Debt by or on behalf of the Guarantor, or by or on behalf of the Holders by virtue of this Article 17, which otherwise would have been made to the Holders shall, as between the Guarantor and the Holders, be deemed to be a payment by the Guarantor to or on account of such Guarantor Senior Debt, it being understood that the provisions of this Article 17 are and are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of Guarantor Senior Debt, on the other hand.

     Section 17.6. Guarantee Obligations of the Guarantor Unconditional.

     Subject to Section 10.13, nothing contained in this Article 17 is intended to or shall impair, as among the Guarantor, its creditors other than the holders of Guarantor Senior Debt, and the Holders, the obligation of the Guarantor, which is absolute and unconditional, to pay to the Holders all amounts due and payable under the Guarantee as and when the same shall become due and payable in accordance with its terms, or is intended to or shall affect the relative rights of the Holders and creditors of the Guarantor other than the holders of the Guarantor Senior Debt, nor shall anything herein or therein prevent any Holder or the Trustee on its behalf from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 17 of the holders of Guarantor Senior Debt in respect of cash, securities, property or other assets of the Guarantors received upon the exercise of any such remedy.

     Nothing in this Indenture shall be construed to mean that any Guarantee Obligation is subordinated to any Indebtedness of the Guarantor (other than the Guarantor Senior Debt as provided in this Article 17), including, without limitation, the Guarantor's guarantee of the Athena Notes.

     Section 17.7. Reliance on Judicial Order or Certificate of Liquidating
Agent.

     Upon any payment or distribution of assets of the Guarantor referred to in this Article 17, the Trustee, subject to the provisions of Article 6, and the Holders shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets, bankruptcy, examinorship, reorganization, insolvency, receivership or other similar proceeding, is pending, or upon a certificate of the receiver, trustee in bankruptcy, liquidating trustee, receiver, assignee for the benefit of creditors, agent or other similar Person making such payment or distribution, delivered to the Trustee or the Holders, for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Guarantor Senior Debt and other Indebtedness of such Guarantor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 17.

     Section 17.8. Subordination Right Not Impaired by Acts or Omissions of the Guarantor or Holders of Guarantor Senior Debt.

     No right of any present or future holders of any Guarantor Senior Debt to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Guarantor or by any act or failure to act by any such holder, or by any noncompliance by the Guarantor with the terms of this Indenture, regardless of any knowledge thereof which any such holder may have or otherwise be charged with.

     Without in any way limiting the generality of the foregoing paragraph, the holders of Guarantor Senior Debt may, at any time and from time to time, without the consent of or notice to the Trustee, without incurring responsibility to the Trustee or the Holders and without impairing or releasing the subordination provided in this Article 17 or the obligations hereunder of the Holders to the holders of Guarantor Senior Debt, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Guarantor Senior Debt, or otherwise amend or supplement in any manner Guarantor Senior Debt, or any instrument evidencing the same or any of the EPIL Agreements, (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Guarantor Senior Debt, (iii) release any Person liable in any manner for the payment or collection of Guarantor Senior Debt, (iv) exercise or refrain from exercising any rights against the Guarantor and any other Person and (v) any waiver of the payment, performance or observance of any of the obligations, conditions, covenants or agreements contained in any of the EPIL Agreements, or any other waiver, consent, extension, indulgence, compromise, settlement, release or other action or inaction under or in respect of any of the EPIL Agreements.

     Section 17.9. Holders Authorize Trustee To Effect Subordination of Guarantee Obligations.

     Each Holder, by its acceptance of the Guarantee Obligations, authorizes and expressly directs the Trustee on its behalf to take such action as may be necessary or appropriate to effectuate, as be-tween the holders of Guarantor Senior Debt and the Holders, the subordination provided in this Article 17, and appoints the Trustee its attorney-in-fact for such purposes, including, in the event of any liquidation, dissolution, winding-up, reorganization of the Guarantor (whether in bankruptcy, reorganization, insolvency, receivership, reorganization or other similar proceedings or upon an assignment for the benefit of credits, marshalling of assets or otherwise) tending towards liquidation of the business and assets of the Guarantor, the filing of a claim for the unpaid balance under its Guarantee Obligations and accrued interest in the form required in those proceedings.

     If the Trustee does not file a proper claim or proof of debt in the form required in such proceeding prior to 30 days before the expiration of the time to file such claim or claims, then the holders of the Guarantor Senior Debt are hereby authorized to have the right to file and are hereby authorized to file an appropriate claim for and on behalf of the Holders. Nothing herein contained shall be deemed to authorize the Trustee or the holders of Guarantor Senior Debt to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Guarantee Obligations or the rights of any Holder, or to authorize the Trustee or the holders of Guarantor Senior Debt to vote in respect of the claim of any Holder in any such proceeding.

     Section 17.10. No Payment on Securities When Guarantor Senior Debt in Default.

     (a) If any EPIL Default occurs and is continuing, then no payment or distribution of any kind or character shall be made (directly or indirectly) by or on behalf of the Company or any other Person on its or their behalf with respect to any Obligations or to acquire any of the Securities for cash or property or otherwise, and the Guarantor will not permit the Company to make any such payment, distribution or acquisition until such EPIL Default (and all other EPIL Defaults) shall have been cured or waived in accordance with the EPIL Agreements or ceased to exist or all EPIL Indebtedness with respect to which any EPIL Default has occurred and is continuing, shall have been paid in full in cash.

     (b) In the event that, notwithstanding the foregoing, any payment shall be received by the Trustee, any Paying Agent or any Holder when such payment is prohibited by paragraph (a) of this Section 17.10, such payment shall be held in trust (and segregated from the funds and other assets of the respective Person) for the benefit of, and shall be promptly paid over or delivered to, the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amount of Guarantor Senior Debt held by such holders) as their respective interests may appear. The Trustee and any Paying Agent shall be entitled to rely on information regarding amounts then due and owing on the Guarantor Senior Debt, if any, received from the holders of Guarantor Senior Debt or, if such information is not received from such holders, from the Guarantor and only amounts included in the information provided to the Trustee and any Paying Agent (as such information may be updated or corrected from time to time) shall be paid to the holders of Guarantor Senior Debt.

     Section 17.11. Payments May Be Paid Prior to EPIL Default.

     Subject to Section 10.13, nothing contained in this Article 17 shall prevent (i) the Company, except as specified in Section 17.10, from making payments at any time for the purpose of making payments of principal of, and interest on or Additional Amounts with respect to the Obligations, or from depositing with the Trustee or any Paying Agent, any monies for such payments, or (ii) in the absence of actual knowledge by the Trustee or any Paying Agent that a given payment would be prohibited by Sections 17.2, 17.3, and 17.10, the application by the Trustee and any Paying Agent of any monies deposited with them for the purpose of making such payments of principal of, interest on or Additional Amounts with respect to the Obligations to the Holders entitled thereto (provided that, notwithstanding the foregoing, the Holders receiving any payments made in contravention of Section 17.2, 17.3 or 17.10 (and such payments) shall otherwise be subject to the provisions of Sections 17.2, 17.3 and 17.10). The Guarantor shall give prompt written notice to the Trustee and any Paying Agent of any EPIL Default, although any delay or failure to give any such notice shall have no effect on the subordination provisions contained herein. Any holder of any of the EPIL Notes may, but is not required to, give written notice to the Trustee and any Paying Agent of any EPIL Default, although any delay or failure to give any such notice shall have no effect on the subordination provisions contained herein.

     Section 17.12. Right Not Impaired by Acts or Omissions of the Company or Holders of Guarantor Senior Debt.

     No right of any present or future holders of any Guarantor Senior Debt to enforce the provisions of this Article 17 as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act by any such holder, or by any noncompliance by the Company with the terms of this Indenture, regardless of any knowledge thereof which any such holder may have or otherwise be charged with.

     Without in any way limiting the generality of the foregoing paragraph, the holders of Guarantor Senior Debt may, at any time and from time to time, without the consent of or notice to the Trustee, without incurring responsibility to the Trustee or the Holders and without impairing or releasing the subordination provided in this Article 17 or the obligations hereunder of the Holders to the holders of Guarantor Senior Debt, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Guarantor Senior Debt, or otherwise amend or supplement in any manner Guarantor Senior Debt, or any instrument evidencing the same or any of the EPIL Agreements, (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Guarantor Senior Debt, (iii) release any Person liable in any manner for the payment or collection of Guarantor Senior Debt, (iv) exercise or refrain from exercising any rights against the Company and any other Person and (v) any waiver of the payment, performance or observance of any of the obligations, conditions, covenants or agreements contained in any of the EPIL Agreements, or any other waiver, consent, extension, indulgence, compromise, settlement, release or other action or inaction under or in respect of any of the EPIL Agreements.

     Section 17.13. This Article 17 Not To Prevent Events of Default.

     The failure to make a payment on account of principal of or interest on the Guarantee Obligations by reason of any provision of this Article 17 will not be construed as preventing the occurrence of an Event of Default.

     Section 17.14. Amendments or Modifications to Article 17.

     Notwithstanding anything to the contrary contained in this Indenture, no amendment or modification to any provision of this Article 17 or the related definitions used herein shall be permitted without the consent of the Required EPIL Holders.

     Section 17.15. No Fiduciary Duty of Trustee to Holders of Senior Debt.

     The Trustee shall not be deemed to owe any fiduciary duty to the holders of Guarantor Senior Debt, and shall not be liable to any such holders if it shall in good faith mistakenly pay over or distribute to the Holders, the Guarantor, the Company or any other Person, cash, securities, property or other assets to which any holders of Guarantor Senior Debt shall be entitled by virtue of this
Article 17 or otherwise. Nothing in this Section 17.15 shall affect the obligation of any other such Person to hold such payment in trust (and segregated from the funds and other assets of the respective Person) for the benefit of, and to pay over or deliver promptly such payment to, the holders of Guarantor Senior Debt.

     Section 17.16. Conversions Not Impaired.

     For purposes of this Article 17, the conversion of the Securities (including the payment of cash in lieu of fractional shares) in accordance with
Article 18 shall not be deemed to constitute a payment or distribution by or on behalf of the Guarantor or any other Person on its or their behalf with respect to any Guarantor Obligation or an acquisition of the Securities for cash property or otherwise. Notwithstanding anything to the contrary in this Article 17, nothing in this Article 17 or elsewhere in this Indenture or in the Securities shall impair, as among the Guarantor, its creditors other than the Holders of Guarantor Senior Debt, and the Holders, the right, which is absolute and unconditional, of the Holder of any Security to convert such Security in accordance with Article 18.

                                   ARTICLE 18

                                   CONVERSION

     Section 18.1. Conversion Right.

     Subject to the terms and conditions set forth herein and in the Securities, a Holder of a Security may convert the principal amount of such Security (or any portion thereof equal to $1,000 or any integral multiple of $1,000 in excess thereof) into Shares at any time on or after the opening of business on the 120th day after the Issue Date and on or prior to the close of business on the seventh Business Day prior to the Stated Maturity Date of the Securities, at the Conversion Ratio then in effect; provided, however, that if such Security is (i) called for redemption pursuant to Article 11, such conversion right shall terminate at the close of business on the seventh Business Day preceding the Redemption Date for such Security or such earlier date as the Holder presents such Security for redemption (unless the Company shall default in making the redemption payment when due, in which case the conversion right shall terminate at the close of business on the date such Event of Default is cured and such Security is redeemed) or (ii) submitted or presented for purchase pursuant to
Article 13, such conversion right shall terminate at the close of business on the Change of Control Purchase Date for such Security or such earlier date as the Holder presents such Security for redemption or for purchase (unless the Guarantor shall default in making the Change of Control Purchase Price payment when due, in which case the conversion right shall terminate at the close of business on the date such Event of Default is cured and such Security is purchased). The initial Conversion Ratio (the "Conversion Ratio") is set forth in paragraph [ ] of the Securities and is subject to adjustment as provided in this Article 18.

     Each Holder's right to convert Securities into Shares is subject to the Guarantor's right to elect to instead pay such Holder the amount of cash set forth in the next succeeding sentence, in lieu of delivering such Shares (a "Cash Alternative"); provided, however, that if such payment of cash is not permitted pursuant to the provisions of this Indenture or the provisions of any other agreement or instrument to which the Guarantor is a party or by which it is bound or otherwise, the Guarantor shall deliver Shares (and cash in lieu of fractional Shares) in accordance with this Article 18, whether or not the Guarantor has delivered a notice pursuant to Section 18.2 that it has elected to pay a Cash Alternative. The amount of cash to be paid, if the Guarantor elects a Cash Alternative, for each $1,000 in principal amount of a Security upon conversion, shall be equal to the Current Market Price of an ADS on the ninth Trading Day following the Conversion Date, multiplied by the Conversion Ratio in effect on such Trading Day (a "Cash Alternative Payment"). Such payment shall be effected not later than ten Trading Days following the relevant Conversion Date. If the payment has not been effected by such date, the right of the Holder of Securities to receive delivery of Shares shall continue notwithstanding the conditions of this paragraph. If the Guarantor elects to pay a Cash Alternative to any Holder, it shall notify the Trustee and such Holder of such election within three Trading Days after the Conversion Date. Except as otherwise provided in this Section 18.1, the Guarantor may not revoke such election once such notification has been provided.

     The Guarantor shall not pay a Cash Alternative upon the conversion of any Security pursuant to the terms of this Section 18.1 (other than cash in lieu of fractional shares pursuant to Section 18.3), if there has occurred (prior to, on or after, as the case may be, the Conversion Date or the date on which the Guarantor delivers its notice electing to pay a Cash Alternative pursuant to
Section 18.2) and is continuing an Event of Default (other than a default in the payment of such Cash Alternative on such Securities); provided, however, that this sentence shall not apply in the event that an Event of Default occurs after such Cash Alternative is paid.

     The Guarantor shall not deliver a notice electing to, and shall not, directly or indirectly, pay a Cash Alternative at any time any Existing EPIL Indebtedness is outstanding.

     A Holder may convert a portion of a Security if the portion is $1,000 or an integral multiple of $1,000. Provisions of this Indenture that apply to conversion of all of a Security also apply to conversion of a portion of a Security.

     A Security in respect of which a Holder has delivered a Change of Control Purchase Notice pursuant to Section 13.1(c) exercising the option of such Holder to require the Company to purchase such Security may be converted only if such Change of Control Purchase Notice is withdrawn by a written notice of withdrawal delivered to a Paying Agent or to the Office or Agency referred to in Section
10.2 prior to the close of business on the Business Day immediately preceding the Change of Control Purchase Date in accordance with Section 13.2.

     A Holder of Securities is not entitled to any rights of a holder of Shares until such Holder has converted its Securities into Shares, and only to the extent such Securities are deemed to have been converted into Shares pursuant to this Article 18.

     If the Guarantor is party to a consolidation, merger or binding share exchange or a sale or conveyance as an entirety or substantially as an entirety of the property and assets of the Guarantor which is otherwise permitted under the terms hereof, pursuant to which the Ordinary Shares are converted into the right to receive other securities, cash or other assets, then, subject to the second proviso of this paragraph, the right to convert a Security into Shares will be transformed into a right to convert such Security for the kind and amount of securities, cash or other assets which the Holder would have received if the Holder had converted such Security immediately prior to such consolidation, merger, exchange or transfer; provided that, if such consolidation, merger, exchange or transfer constitutes a Change of Control pursuant to which, during the 90 days following such Change of Control, the Conversion Ratio is determined as provided in Section 18.10, the Holder, in connection with any conversion occurring during such 90 day period, shall be deemed to have converted such Holder's Securities at the Conversion Ratio determined in accordance with Section 18.10; provided, further, that, if any part of the Total Consideration paid to the holders of Ordinary Shares in connection with any Change of Control consists of Listed Equity Securities, the right to convert a Security into Shares will, from and after the 91st day after such Change of Control, be transformed into a right to convert such Security into a number of such Listed Equity Securities equal to the sum of (i) the number of Listed Equity Securities which the Holder would have received if the Holder had converted such Security immediately prior to such Change of Control and (ii) a number of Listed Equity Securities having a Market Value on the date of such Change of Control equal to the fair market value of the Total Consideration (excluding Listed Equity Securities referred to in clause (i) of this sentence) which the Holder would have received if the Holder had converted such Security immediately prior to such Change of Control. For purposes of this paragraph, fair market value shall be reasonably determined in good faith by the Board of Directors of the Guarantor, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer's Certificate of the Guarantor delivered to the Trustee.

     Section 18.2. Conversion Procedure.

     To convert a Security, a Holder must (i) complete and manually sign the conversion notice on the back of the Security and deliver such notice to a Conversion Agent, (ii) surrender the Security to a Conversion Agent and (iii) pay any tax required pursuant to Section 18.4. The date on which the Holder satisfies all those requirements is the conversion date (the "Conversion Date"). Unless the Guarantor shall have notified the Trustee and the Holder that the Guarantor has elected to pay such Holder a Cash Alternative pursuant to Section 18.1, the Guarantor shall deliver to the Holder as soon as practicable, but in any event no later than the seventh Business Day following the Conversion Date, through a Conversion Agent, a certificate for the number of whole Shares issuable upon the conversion, payment for accrued interest on such Security, to the extent required by this Section 18.2, and, if applicable, cash in lieu of any fractional shares pursuant to Section 18.3. Except as provided in Section 18.1, if the Guarantor shall have notified the Holder of the Guarantor's election to pay such Holder a Cash Alternative, the Guarantor shall deliver to the Holder surrendering such Security the Cash Alternative Payment with respect to such Security not later than ten Trading Days following such Conversion Date. Anything herein to the contrary notwithstanding, in the case of Global Securities, conversion notices may be delivered and such Securities may be surrendered for conversion in accordance with the Applicable Procedures as in effect from time to time.

     The person in whose name the share certificate is registered shall be treated as a shareholder of record on and after the Conversion Date; provided, however, that no surrender of a Security on any date when the share transfer books of the Guarantor shall be closed shall be effective to constitute the Person or Persons entitled to receive the Shares upon such conversion as the record holder or holders of such Shares on such date, but such surrender shall be effective to constitute the Person or Persons entitled to receive such Shares as the record holder or holders thereof for all purposes at the close of business on the next succeeding day on which such stock transfer books are open; provided, further, that such conversion shall be at the Conversion Ratio in effect on the Conversion Date, as if the share transfer books of the Guarantor had not been closed. Upon conversion of a Security, such person shall no longer be a Holder of such Security. No payment or adjustment will be made for dividends on any shares except as provided in this Article 18.

     Securities so surrendered for conversion (in whole or in part) during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (excluding Securities or portions thereof called for redemption or presented for purchase on a Redemption Date or Change of Control Purchase Date, as the case may be, during the period beginning at the close of business on a Regular Record Date and ending at the opening of business on the first Business Day after the next succeeding Interest Payment Date, or if such interest payment date is not a Business Day, the second such Business Day) shall also be accompanied by payment in funds acceptable to the Company of an amount equal to the interest payable on such Interest Payment Date on the principal amount of such Security then being converted, and such interest shall be payable to such registered Holder notwithstanding the conversion of such Security. Except as otherwise provided in this Section 18.2, no payment or adjustment will be made for accrued interest on a converted Security. If the Company defaults in the payment of interest payable on such Interest Payment Date, the Company shall promptly repay such funds to such Holder.

     Nothing in this Section shall affect the right of a Holder in whose name any Security is registered at the close of business on a Regular Record Date to receive the interest payable on such Security on the related Interest Payment Date in accordance with the terms of this Indenture and the Securities. If a Holder converts more than one Security at the same time, the number of Shares issuable upon the conversion shall be based on the aggregate principal amount of Securities converted.

     Upon surrender of a Security that is converted in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder, a new Security equal in principal amount to the unconverted portion of the Security surrendered.

     Section 18.3. Fractional Ordinary Shares and ADSs.

     The Guarantor will not issue fractional Ordinary Shares or ADSs upon conversion of a Security, and, in lieu of such fractional Ordinary Shares or ADSs, the Guarantor will, at its option, either (a) pay a cash adjustment in Dollars equal to the market value of such fractional Ordinary Shares or ADSs or
(b) round up the number of ADSs or Ordinary Shares, as the case may be, issuable upon conversion of any Security to the nearest whole Share. The market value of a fractional Ordinary Share or ADS shall be determined to the nearest 1/100th of a share by multiplying the Current Market Price, on the last Trading Day immediately preceding the Conversion Date, of a full ADS by the fractional amount and rounding the product to the nearest whole cent.

     Section 18.4. Taxes on Conversion.

     If a Holder converts a Security, the Guarantor shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Shares upon such conversion. However, the Holder shall pay any such tax which is due because the Holder requests the Shares to be issued in a name other than the Holder's name. A Conversion Agent may refuse to deliver the certificates representing the Shares being issued in a name other than the Holder's name until such Conversion Agent receives a sum sufficient to pay any tax which will be due because the Shares are to be issued in a name other than the Holder's name. Nothing herein shall preclude any tax withholding required by law or regulations.

     Section 18.5. Guarantor To Provide Stock.

     The Guarantor shall, prior to the issuance of any Securities hereunder, and from time to time as may be necessary, reserve, out of its authorized but unissued Ordinary Shares, or otherwise procure or make available, a sufficient number of Ordinary Shares (and shall provide for an appropriate number of ADSs, giving effect to the number of Ordinary Shares then represented by each ADS) to permit the conversion of all the Securities into Shares. Such Ordinary Shares shall be free from preemptive rights and there shall be no restrictions on the ability of the Board of Directors of the Guarantor to issue such Ordinary Shares.

     All Shares delivered upon conversion of the Securities shall be newly issued shares or treasury shares, shall be duly authorized, validly issued and fully paid and nonassessable and shall be free from preemptive rights and free and clear of any lien or adverse claim created or incurred by the Guarantor, the Company or any of their respective Affiliates.

     The Guarantor will endeavor promptly to comply with all Federal and state securities laws regulating the offer and delivery of Shares upon conversion of Securities, if any, and will list or cause to have quoted such Shares on each securities exchange or in the over-the-counter market or such other market on which the Ordinary Shares and ADSs are then listed or quoted.

     Section 18.6. Adjustment for Change in Capital Stock.

     If, after the Issue Date, whether or not such Ordinary Shares are represented by ADSs, the Guarantor:

          (1) pays a dividend or makes a distribution on its Ordinary Shares payable in Ordinary Shares;

          (2) subdivides its outstanding Ordinary Shares into a greater number of shares;

          (3) combines its outstanding Ordinary Shares into a smaller number of shares;

          (4) pays a dividend or makes a distribution to all or substantially all holders of its Ordinary Shares on its Ordinary Shares in shares of its Capital Stock (other than ADSs or Ordinary Shares or rights, warrants or options to subscribe for or purchase its Capital Stock); or

          (5) issues by reclassification of its Ordinary Shares any shares of its Capital Stock (other than rights, warrants or options to subscribe for or purchase its Capital Stock),

then the Conversion Ratio in effect immediately prior to such action shall be adjusted so that the Holder of a Security thereafter converted may receive the number of Ordinary Shares (or ADSs) or other units of Capital Stock of the Guarantor which such Holder would have owned immediately following such action if such Holder had converted the Security immediately prior to such action.

     The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification.

     If, after an adjustment, a Holder of a Security upon conversion of such Security may receive shares or other units of two or more classes or series of Capital Stock of the Guarantor, the Conversion Ratio shall thereafter be subject to adjustment upon the occurrence of an action taken with respect to any such class or series of Capital Stock as is contemplated by this Article 18 with respect to the Ordinary Shares, on terms comparable to those applicable to Ordinary Shares in this Article 18.

     Section 18.7. Adjustment for Rights Issue. If, after the Issue Date, the Guarantor distributes any rights, warrants or options to all holders of its Ordinary Shares entitling them, for a period expiring within 60 days after the Record Date (as defined in this Section 18.7), to subscribe for or purchase ADSs or Ordinary Shares at a price per Share less than the Average Sale Price (converted, if necessary, from the currency in which such purchase may be made to Dollars at the mid-market spot exchange rate as of the close of business on the Business Day immediately preceding the Record Date, as published in a widely recognized source selected in good faith by the Guarantor), the Conversion Ratio in effect immediately prior to the close of business on the Record Date shall be adjusted in accordance with the following formula:

                           R'       =       R        x             (O + N)
                                                              -----------------
                                                              (O + (N x P) / M)

                  where:

                           R'       =       the adjusted Conversion Ratio.

                           R        =       the Conversion Ratio in effect
                                            immediately prior to the close of
                                            business on the Record Date.

                           O        =       the number of Ordinary Shares
                                            (whether or not represented by ADSs)
                                            outstanding at the close of business
                                            on the Record Date.

                           N        =       the number of additional Ordinary
                                            Shares (whether or not represented
                                            by ADSs) that may be offered upon
                                            exercise of the rights, warrants or
                                            options offered pursuant to the
                                            distribution.

                           P        =       the subscription or purchase price
                                            per share of such additional
                                            Ordinary Shares.

                           M        =       the Average Sale Price on the
                                            Record Date.

     The adjustment shall become effective immediately after the record date for the determination of shareholders entitled to receive the rights, warrants or options to which this Section 18.7 applies (for purposes of this Section 18.7 only, the "Record Date"). If all of the ADSs or Ordinary Shares subject to such rights, warrants or options have not been issued when such rights, warrants or options expire, then the Conversion Ratio shall promptly be readjusted to the Conversion Ratio which would then be in effect had the adjustment upon the issuance of such rights, warrants or options been made on the basis of the actual number of ADSs or Ordinary Shares issued upon the exercise of such rights, warrants or options.

     No adjustment shall be made under this Section 18.7 if the application of the formula stated above in this Section 18.7 would result in a value of R' that is equal to or less than the value of R.

     Section 18.8. Adjustment for Other Distributions.

     If, after the Issue Date, the Guarantor distributes to all holders of its Ordinary Shares any of its assets, cash (including, without limitation, ordinary cash dividends and extraordinary cash dividends) or debt securities or any rights, warrants or options to purchase securities of the Guarantor (including securities of any Person other than the Guarantor, but excluding dividends or distributions referred to in Section 18.6 and distributions of rights, warrants or options referred to in Section 18.7), the Conversion Ratio in effect immediately prior to the Record Date (as defined in this Section 18.8) shall be adjusted in accordance with the following formula:

                           R'       =       R        x          M
                                                              -----
                                                              M - F

                  where:

                           R'       =       the adjusted Conversion Ratio.

                           R        =       the current Conversion Ratio in
                                            effect immediately prior to the
                                            Record Date.

                           M        =       the Average Sale Price on the
                                            Record Date.

                           F        =       the cash, if any, and the fair
                                            market value on the Record Date of
                                            the assets, securities, rights,
                                            warrants or options to be
                                            distributed in respect of each
                                            Ordinary Share in the distribution
                                            to which
                                            this Section 18.8 is being
                                            applied (including, in the case of
                                            cash dividends or other cash
                                            distributions giving rise to an
                                            adjustment, all such cash
                                            distributed concurrently).

     For purposes of this Section 18.8, fair market value shall be reasonably determined in good faith by the Board of Directors of the Guarantor, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer's Certificate of the Guarantor delivered to the Trustee.

     The adjustment shall become effective immediately after the record date for the determination of shareholders entitled to receive the distribution to which this Section 18.8 applies (for purposes of this Section 18.8 only, the "Record Date").

     The adjustment under this Section 18.8 shall be made irrespective of whether the application of the formula state above in this Section 18.8 would result in a value of R' that is less than the value of R.

     Section 18.9. Adjustment for Share Purchase.

     Subject to the last paragraph of this Section 18.9, in the event that, after the Issue Date, a tender offer made by the Guarantor or any of its Subsidiaries for all or a portion of the Ordinary Shares shall expire and such tender offer (including any amendment thereto in effect immediately prior to the expiration thereof) shall require the payment to shareholders of consideration per Ordinary Share having a fair market value that, as of the last time (the "Expiration Time") tenders may be made pursuant to such tender, exceeds 105% of the Sale Price on the Trading Day next succeeding the Expiration Time, the Conversion Ratio in effect immediately prior to the Expiration Time shall be adjusted in accordance with the following formula:

                           R'       =       R        x        F + (N x M)
                                                              -----------
                                                                O x M

                  where:

                           R'       =       the adjusted Conversion Ratio.

                           R        =       the current Conversion Ratio in
                                            effect immediately prior to the
                                            close of business on the date of the
                                            Expiration Time.

                           M        =       the Sale Price on the Trading Day
                                            next succeeding the Expiration Time.

                           O        =       the number of Ordinary Shares
                                            outstanding (including all Ordinary
                                            Shares so tendered) at the
                                            Expiration Time.

                           N        =       the number of Ordinary Shares
                                            outstanding (less any Purchased
                                            Shares) at the Expiration Time.

                           F        =       the fair market value of the
                                            aggregate consideration payable to
                                            holders of Ordinary Shares based
                                            upon the acceptance (up to a maximum
                                            specified in the terms of the tender
                                            offer) of all Ordinary Shares
                                            validly tendered and not withdrawn
                                            as of the Expira-
                                            tion Time (the Ordinary Shares so
                                            accepted, up to any such maximum,
                                            being referred to as the "Purchased
                                            Shares").

     The adjustment shall become effective immediately prior to the opening of business on the day after the Expiration Time.

     For purposes of this Section 18.9, fair market value shall be reasonably determined in good faith by the Board of Directors of the Guarantor, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer's Certificate of the Guarantor delivered to the Trustee.

     No adjustment shall be made under this Section 18.9 if the application of the formula stated above in this Section 18.9 would result in a value of R' that is equal or less than the value of R.

     For purposes of this Section 18.9, the term "tender offer" shall mean and include both tender offers and exchange offers (within the meaning of U.S. Federal securities laws), all references to "purchases" of shares in tender offers (and all similar references) shall mean and include both the purchase of shares in tender offers and the acquisition of shares pursuant to exchange offers, and all references to "tendered shares" (and all similar references) shall mean and include shares tendered in both tender offers and exchange offers.

     In the event that the Guarantor is obligated to purchase Ordinary Shares pursuant to any such tender offer, but the Guarantor is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Ratio shall again be adjusted to be the Conversion Ratio which would have been in effect based upon the number of shares actually purchased.

     Section 18.10. Adjustment upon Change of Control.

     Upon any conversion occurring on a Conversion Date within 90 days following a Change of Control in connection with which the Cash Consideration constitutes
(x) in the case of a Change of Control occurring before March 16, 2005, any part of the Total Consideration or (y) in the case of a Change of Control occurring after March 16, 2005, more than 35 % of the Total Consideration, the Conversion Ratio shall be determined as follows:

    Conversion Date                                        Conversion Ratio

    On or before o, 2004 .............................             o
    Thereafter, but on or before, o, 2005 ............             o
    Thereafter, but on or before, o, 2006 ............             o
    Thereafter, but on or before, o, 2007 ............             o
    Thereafter, but on or before, o, 2008 ............             o
    Thereafter, and until the Stated Maturity ........             o

     The conversion prices determined pursuant to this Section 18.10 shall be subject to adjustment on the terms set forth in this Article 18.

     Section 18.11. Upward Adjustment at the Option of the Guarantor.

     The Guarantor from time to time may increase the Conversion Ratio by any amount for any period of time if the period is at least 20 days and if the increase is irrevocable during the period, if the Board of Directors of the Guarantor determines that such increase would be in the best interest of the Guarantor and the Guarantor provides at least 15 days' prior written notice of any such increase in the Conversion Ratio to the Trustee and the Holders. The notice shall state the increased Conversion Ratio and the period it will be in effect, which period shall be at least 20 days.

     Section 18.12. When Adjustment May Be Deferred.

     No adjustment in the Conversion Ratio shall be required unless the adjustment would require an increase or decrease of at least 1% (e.g., if the Conversion Ratio is 4, an increase or decrease of .04 (1% of 4)) in the Conversion Ratio. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment.

     All calculations under this Article 18 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be, with one-half of a cent and 5/1,000ths of a share being rounded upwards.

     Section 18.13. When No Adjustment Required.

     No adjustment need be made for a transaction referred to in Section18.6, 18.7, 18.8, 18.9 or 18.16 if Holders are to participate in the transaction on a basis and with notice that the Board of Directors of the Guarantor determines to be fair and appropriate in light of the basis and notice on which holders of ADSs or Ordinary Shares participate in the transaction. Such participation by Holders may include participation upon conversion provided that an adjustment shall be made at such time as the Holders are no longer entitled to participate.

     No adjustment need be made for rights to purchase Ordinary Shares or ADSs pursuant to a Company or Guarantor plan for reinvestment of dividends or interest.

     No adjustment need be made for a change in the par value or no par value of the Ordinary Shares.

     To the extent the Securities become convertible into cash pursuant to the terms of this Article 18, no adjustment need be made thereafter as to the cash. Interest will not accrue on the cash.

     Notwithstanding any provision to the contrary in this Indenture, no adjustment or increase pursuant to Section 18.11 shall be made in the Conversion Ratio to the extent, but only to the extent, such adjustment results in the Conversion Price being less than the par value of the Ordinary Shares.

     Section 18.14. Notice of Adjustment.

     Whenever the Conversion Ratio is adjusted, the Guarantor shall promptly mail to the Holders a notice of the adjustment. The Guarantor shall file with the Trustee such notice and an Officer's Certificate briefly stating the facts requiring the adjustment and the manner of computing it. Unless and until the Trustee shall receive an Officer's Certificate setting forth an adjustment of the Conversion Ratio, the Trustee may assume without inquiry that the Conversion Ratio has not been adjusted and that the last Conversion Ratio of which it has knowledge remains in effect. The certificate shall be conclusive evidence that the adjustment is correct. The Trustee shall not be under any duty or responsibility with respect to any such certificate except to exhibit the same to any Holder desiring inspection thereof.

     Section 18.15. Notice of Certain Transactions.

     If:

          (a) the Guarantor takes any action that would require an adjustment in the Conversion Ratio pursuant to this Article 18; or

          (b) the Guarantor takes any action that would require a supplemental indenture pursuant to Section 18.16; or

          (c) there is a liquidation or dissolution of the Guarantor,

then the Guarantor shall mail to Holders and file with the Trustee a notice stating the proposed record date for a dividend or distribution of the proposed effective date of a subdivision, combination, reclassification, consolidation, merger, binding share exchange, sale, conveyance, liquidation or dissolution. The Guarantor shall file and mail the notice at least 15 days before such date. Failure to file or mail the notice or any defect in it shall not affect the validity of the transaction referred to in clause (a), (b) or (c) of this
Section 18.15.

     Section 18.16. Reorganization of Company; Special Distributions.

     If any of the following shall occur, namely: (a) any reclassification or change of Ordinary Shares or ADSs issuable upon conversion of the Securities (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination, or any other change for which an adjustment is provided in this Article 18); (b) any consolidation, merger or binding share exchange to which the Guarantor is a party other than a merger or binding share exchange in which the Guarantor is the continuing corporation and which does not result in any reclassification of, or change (other than in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in, outstanding Ordinary Shares; or (c) any sale or conveyance as an entirety or substantially as an entirety of the property and assets of the Guarantor, directly or indirectly, to any Person, then the Guarantor, or such successor, purchasing or transferee Person, as the case may be, shall, as a condition precedent to such reclassification, change, consolidation, merger, binding share exchange, sale or conveyance, execute and deliver to the Trustee a supplemental indenture providing that the Holder of each Security then outstanding shall have the right to convert such Security into the kind and amount of shares of stock and other securities and property (including cash) receivable upon such reclassification, change, consolidation, merger, binding share exchange, sale or conveyance by a holder of the number of Ordinary Shares deliverable upon conversion of such Security immediately prior to such reclassification, change, consolidation, merger, binding share exchange, sale or conveyance. Such supplemental indenture shall provide for adjustments of the Conversion Ratio which shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Ratio provided for in this Article 18. If, in the case of any such consolidation, merger, binding share exchange, sale or conveyance, the stock or other securities and property (including cash) receivable thereupon by a holder of Ordinary Shares include shares of stock or other securities and property of a Person other than the successor, purchasing or transferee Person, as the case may be, in such consolidation, merger, binding share exchange, sale or conveyance, then such supplemental indenture shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holders of the Securities as the Board of Directors of the Guarantor shall reasonably consider necessary by reason of the foregoing. The provisions of this Section 18.16 shall similarly apply to successive reclassifications, changes, consolidations, mergers, binding share exchange, sales or conveyances.

     In the event the Guarantor shall execute a supplemental indenture pursuant to this Section 18.16, the Guarantor shall promptly file with the Trustee (x) an Officer's Certificate briefly stating the reasons therefor, the kind or amount of shares of stock or other securities or property (including cash) receivable by Holders of the Securities upon the conversion of their Securities after any such reclassification, change, consolidation, merger, binding share exchange, sale or conveyance, any adjustment to be made with respect thereto and that all conditions precedent have been complied with and (y) an Opinion of Counsel that all conditions precedent have been complied with, and shall promptly mail notice thereof to all Holders.

     If this Section 18.16 applies, neither Section 18.6 or 18.7 applies.

     Section 18.17. Guarantor Determination Final.

     Any determination that the Board of Directors of the Company or the Board of Directors of the Guarantor must make pursuant to this Article 18 is conclusive.

     Section 18.18. Trustee's Adjustment Disclaimer.

     The Trustee shall have no duty to determine when an adjustment under this
Article 18 should be made, how it should be made or what such adjustment should be, but may accept as conclusive evidence of that fact or the correctness of any such adjustment, and shall be protected in relying upon, an Officer's Certificate including the Officer's Certificate with respect thereto which the Guarantor is obligated to file with the Trustee pursuant to Section 18.14. The Trustee makes no representation as to the validity or value of any securities or assets issued upon conversion of Securities, and the Trustee shall not be responsible for the Guarantor's failure to comply with any provisions of this
Article 18.

     The Trustee shall not be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture executed pursuant to Section 18.16, but may accept as conclusive evidence of the correctness thereof, and shall be fully protected in relying upon, the Officer's Certificate with respect thereto which the Guarantor is obligated to file with the Trustee pursuant to Section 18.16.

     Section 18.19. Simultaneous Adjustments.

     If this Article 18 requires adjustments to the Conversion Ratio under more than one of Sections 18.6(5), 18.7 or 18.8, and the record dates for the distributions giving rise to such adjustments shall occur on the same date, then such adjustments shall be made by applying, first, the provisions of Section 18.6, second, the provisions of Section 18.8 and, third, the provisions of
Section 18.7.

     Section 18.20. Successive Adjustments.

     After an adjustment to the Conversion Ratio under this Article 18, any subsequent event requiring an adjustment under this Article 18 shall cause an adjustment to the Conversion Ratio as so adjusted.

     IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

                            Given under the common seal
of:

                            ELAN CAPITAL CORP., LTD


                            By:
                                 -----------------------------------------
                                 Name:
                                 Title:


                            Given under the common seal
of:

                            ELAN CORPORATION, plc


                            By:
                                 -------------------------------------
                                 Name:
                                 Title:   Director


                            By:
                                 -------------------------------------
                                 Name:
                                 Title:   Director


                            THE BANK OF NEW YORK,
                                   as Trustee


                           By:
                                ---------------------------------------
                                Name:
                                Title:

                                                                       EXHIBIT A

                           [FORM OF FACE OF SECURITY]


THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITORY NAMED BELOW OR A NOMINEE OF THE DEPOSITORY. THIS SECURITY IS NOT EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED HEREIN AND IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THIS SECURITY AND THE INDENTURE. THE REGISTERED HOLDER HEREOF MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS OWNER AND HOLDER OF THIS SECURITY FOR ALL PURPOSES. TRANSFERS OF BENEFICIAL INTERESTS OF PORTIONS OF THIS SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH SECTION 3.5 OF THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF EUROCLEAR S.A./N.V., AS OPERATOR OF THE EUROCLEAR SYSTEM, OR CLEARSTREAM BANKING, SOCIETE ANONYME (EACH, A "DEPOSITORY"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CITIVIC NOMINEES LIMITED OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY (AND ANY PAYMENT IS MADE TO CITIVIC NOMINEES LIMITED OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CITIVIC NOMINEES LIMITED, HAS AN INTEREST HEREIN.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS 40 DAYS AFTER THE LATER OF THE ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE COMPANY,
(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) PURSUANT TO AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OR REGULATION S UNDER THE SECURITIES ACT OR (D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE RIGHT OF EACH OF THE

COMPANY, THE SECURITIES REGISTRAR AND THE TRUSTEE, PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (C) OR (D), TO REQUIRE DELIVERY OF A CERTIFICATE, OPINION OF COUNSEL OR OTHER INFORMATION SATISFACTORY TO IT. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. BY ITS ACCEPTANCE HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "U.S. PERSON" AND "UNITED STATES" HAVE THE MEANINGS GIVEN TO THEM BY RULE 902 OF REGULATION S UNDER THE SECURITIES ACT. THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS SECURITY IN VIOLATION OF THE FOREGOING.

THE RIGHTS ATTACHING TO THIS SECURITY, AND THE CONDITIONS AND PROCEDURES GOVERNING ITS EXCHANGE FOR DEFINITIVE SECURITIES, ARE AS SPECIFIED IN THE INDENTURE.

                            ELAN CAPITAL CORP., LTD.

            [o]% CONVERTIBLE GUARANTEED DEBT SECURITIES DUE [o], 2008


No.                                                   CUSIP No.:  __________
                                                      ISIN No.:  ____________

                                                      $____________________


     Elan Capital Corp., Ltd., a Bermuda exempted company limited by shares (hereinafter called the "Company," which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to _____________________, or registered assigns, the principal sum of _________________________ Dollars, on ___________, 2008.

     Interest Payment Dates: [ ] and [ ]; commencing [ ].

     Regular Record Dates: [ ] and [ ].


     Reference is made to the further provisions of this Security set forth on the reverse side, which further provisions shall, for all purposes, have the same effect as if set forth at this place.

     Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse side hereof by manual signature, this Security shall not be entitled to any benefits under the Indenture referred to on the reverse side hereof or be valid or obligatory for any purpose.

     IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

                              Given under common seal of:

                              ELAN CAPITAL CORP., LTD.


                              By:
                                   Name:
                                   Title:

                    TRUSTEE'S CERTIFICATE OF AUTHENTICATION:

This is one of the [o]% Convertible Guaranteed Debt Securities due [o] referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK,
as Trustee


By:
    ----------------------------------
              Authorized Signatory

Dated:

                       [FORM OF REVERSE SIDE OF SECURITY]

               [o]% Convertible Guaranteed Debt Securities due [ ]


     Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

     1. Interest and Additional Amounts. The Company promises to pay interest on the principal amount of this Security at [o]% per annum from the date of original issuance until maturity and shall pay Additional Amounts, if any, payable pursuant to the Indenture referred to below. The Company will pay interest and Additional Amounts, if any, semi-annually on [ ] and [ ] of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an "Interest Payment Date"). Interest on this Security will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date this Security is initially issued pursuant to the Indenture; provided that if there is no existing default in the payment of interest, and if this Security is authenticated between a Regular Record Date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided, further, that the first Interest Payment Date shall be [ ]. The Company shall pay interest (including interest accruing subsequent to the filing of a petition initiating any proceeding pursuant to any bankruptcy law) on overdue principal and premium, if any, from time to time on demand at the rate then in effect; it shall pay interest (including interest accruing subsequent to the filing of a petition initiating any proceeding pursuant to any bankruptcy law) on overdue installments of interest and Additional Amounts, if any, (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     Subject to Article 17 of the Indenture and to the other limitations set forth in Sections 10.10 and 16.2 of the Indenture, the Company and the Guarantor will pay to Holders of the Securities such Additional Amounts as may be necessary in order that every net payment of principal, premium, if any, Change of Control Purchase Price, Redemption Price or interest or, in the case of the Guarantor, delivery of shares (including cash in lieu of fractional shares) in respect of any Securities, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by (i) Bermuda or Ireland or any political subdivision or governmental authority thereof or therein having power to tax,
(ii) any jurisdiction from or through which payment is made, or any political subdivision or governmental authority thereof or therein having the power to tax, or (iii) any other jurisdiction in which the Company or the Guarantor are organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax, will not be less than the amount provided for in such Securities to be then due and payable.

     Whenever in this Security or the Indenture there is mentioned, in any context, the payment of the principal of or any premium, interest or any other amounts on, or in respect of, any Security or the net proceeds received on the sale or conversion of any Security, such mention shall be deemed to include mention of the payment of such Additional Amounts provided by the terms established hereby or pursuant hereto to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to such terms, and express mention of the payment of Additional Amounts (if applicable) in any provision hereof shall not be construed as excluding the payment of Additional Amounts in those provisions hereof where such express mention is not made.

     2. Method of Payment. The Company will pay interest on this Security (except Defaulted Interest) and Additional Amounts, if any, to the Persons who are registered Holders of Securities at the close of business on the [ ] or [ ] next preceding the Interest Payment Date (each a "Regular Record Date"), even if this Security is cancelled after such Record Date and on or before such Interest Payment Date, except as provided in Section 3.7 of the Indenture with respect to Defaulted Interest. Any such interest which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date shall forthwith cease to be payable to the registered Holder hereof on the relevant Regular Record Date by virtue of having been such Holder, and may be paid by the Company or the Guarantor, at its election, (i) to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Company, notice whereof shall be given to the Holder of this Security by the Trustee not less than 10 days prior to such Special Record Date or (ii) in any other lawful manner elected by the Company or the Guarantor and deemed practicable by the Trustee.

     Holders must surrender Notes to a Paying Agent to collect principal payments. The Company shall pay principal, premium, interest and Additional Amounts in Dollars. At the option of the Company or the Guarantor, interest on the Notes may be paid by mailing a check to the address of the Person entitled thereto as such address shall appear in the Security Register or by transfer to an account maintained by the payee with a bank located in the United States.

     In the case of any Security which Security is converted after any Regular Record Date and on or prior to the next succeeding Interest Payment Date (other than any Security with respect to which the Stated Maturity is prior to such Interest Payment Date), interest with respect to which the Stated Maturity is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest (whether or not punctually paid or duly provided for) shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on such Regular Record Date. Except as otherwise expressly provided in the immediately preceding sentence, in the case of any Security which is converted, interest with respect to which the Stated Maturity is after the date of conversion of such Security shall not be payable.

     3. Paying Agent, Security Registrar and Conversion Agent. Initially, The Bank of New York, the Trustee under the Indenture, will act as Paying Agent, Security Registrar and Conversion Agent. The Company may change any Paying Agent, Security Registrar or Conversion Agent without notice to any Holder.

     4. Indenture. The Company issued this Security under an Indenture dated as of [ ], 2003 ("Indenture") among the Company, the Guarantor and the Trustee. The terms of this Security include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. This Security is subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of such terms. The Securities are general obligations of the Company.

     5. Optional Redemption. Subject to Section 10.13 of the Indenture, on giving not less than 30 or more than 60 days' notice to the Trustee and the Holders, the Company may, at any time after [o years plus 10 days after issuance], redeem Securities at its option, in whole or in part, at a Redemption Price equal to 100% of the Securities' aggregate principal amount plus accrued and unpaid interest on, and any Additional Amounts with respect to, such Securities to, but excluding, the Redemption Date; provided that, within a period of 30 consecutive Trading Days ending five Trading Days prior to the date on which the relevant notice of redemption is given as provided above, the Sale Price of the ADSs for 20 Trading Days shall have been at least [o]% of the Conversion Price deemed to be in effect on each of such Trading Days.

     6. Redemption for Tax Reasons. Subject to Section 10.13 of the Indenture, the Company, at its option, may redeem the Securities for cash prior to their maturity in the event of certain changes in the tax laws of any Relevant Taxing Jurisdiction after the date of issuance of the Securities as specified in the Indenture. If, as a result of any change in, or amendment to, the laws (including any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction, or any political subdivision or taxing authority thereof or therein, or any amendment to or change in the application or official interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or any action taken by a taxing authority which action is generally applied or is taken with respect to the Company or the Guarantor), which change, amendment, application or interpretation is proposed and becomes effective on or after the date of issuance of the Securities, the Company or the Guarantor has or would become obligated to pay to the Holder of any Securities Additional Amounts, and such obligations cannot be avoided by the Company or the Guarantor, as applicable, taking reasonable measures (consistent with practices and interpretations generally followed or in effect at the time such measures could be taken) available to it, then the Company may, at its option, redeem the Securities as a whole but not in part, upon not less than 30 days' nor more than 60 days' notice given as provided in Section 11.4 of the Indenture, at a Redemption Price equal to 100% of the Securities' aggregate principal amount plus accrued and unpaid interest and any Additional Amounts on such Securities, to but excluding the Redemption Date, but without reduction for withholding taxes except that no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company or the Guarantor would be obliged to pay any such Additional Amounts were a payment in respect of the Securities then due.

     Notwithstanding the foregoing, any Holder of Securities may elect not to permit redemption of its Securities in the manner described above; provided that, following any such election, such Holder will not be entitled to receive Additional Amounts in the manner described in the Indenture.

     7. Repurchase of Securities at the Option of the Holder upon a Change of Control. If, on or after March 16, 2005, there shall have occurred a Change of Control, Securities shall be purchased, at the option of the Holder thereof, by the Guarantor at a purchase price equal to 100% of the aggregate principal amount thereof plus accrued interest thereon to, but excluding, the Change of Control Purchase Date (the "Change of Control Purchase Price"), on the date that is 90 Business Days after the occurrence of the Change of Control (the "Change of Control Purchase Date"), subject to satisfaction by or on behalf of the Holder of the requirements set forth in Section 13.1(c) of the Indenture.

     8. Conversion. A Holder of a Security may convert the principal amount of such Security (or any portion thereof equal to $1,000 or any integral multiple of $1,000 in excess thereof) into Shares at any time on or after the opening of business on the 120th day after the Issue Date and on or prior to the close of business on the seventh Business Day prior to the Stated Maturity Date of the Securities, at the Conversion Ratio then in effect; provided, however, that if such Security is (i) called for redemption pursuant to Article 11, such conversion right shall terminate at the close of business on the seventh Business Day preceding the Redemption Date for such Security or such earlier date as the Holder presents such Security for redemption (unless the Company shall default in making the redemption payment when due, in which case the conversion right shall terminate at the close of business on the date such Event of Default is cured and such Security is redeemed) or (ii) submitted or presented for purchase pursuant to Article 13, such conversion right shall terminate at the close of business on the Change of Control Purchase Date for such Security or such earlier date as the Holder presents such Security for redemption or for purchase (unless the Guarantor shall default in making the Change of Control Purchase Price payment when due, in which case the conversion right shall terminate at the close of business on the date such Event of Default is cured and such Security is purchased). The initial Conversion Ratio (the "Conversion Ratio") is [ ], subject to adjustment as provided in this Article 18 of the Indenture.

     Each Holder's right to convert Securities into Shares is subject to the Guarantor's right to elect to instead pay such Holder the amount of cash set forth in the next succeeding sentence, in lieu of delivering such Shares (a "Cash Alternative"). The amount of cash to be paid, if the Guarantor elects a Cash Alternative, for each $1,000 in principal amount of a Security upon conversion, shall be equal to the Current Market Price of an ADS on the ninth Trading Day following the Conversion Date, multiplied by the Conversion Ratio in effect on such Trading Day (a "Cash Alternative Payment"). Such payment shall be effected not later than ten Trading Days following the relevant Conversion Date. Except as otherwise provided in Section 18.1 of the Indenture, the Guarantor may not revoke such election once such notification has been provided.

     The Guarantor shall not pay a Cash Alternative upon the conversion of any Security pursuant to the terms of Section 18.1 of the Indenture (other than cash in lieu of fractional shares pursuant to Section 18.3), if there has occurred (prior to, on or after, as the case may be, the Conversion Date or the date on which the Guarantor delivers its notice electing to pay a Cash Alternative) and is continuing an Event of Default (other than a default in the payment of such Cash Alternative on such Securities); provided, however, that this sentence shall not apply in the event that an Event of Default occurs after such Cash Alternative is paid.

     The Guarantor shall not deliver a notice electing to, and shall not, directly or indirectly, pay a Cash Alternative at any time any Existing EPIL Indebtedness is outstanding.

     A Security in respect of which a Holder has delivered a Change of Control Purchase Notice pursuant to Section 13.1(c) of the Indenture exercising the option of such Holder to require the Company to purchase such Security may be converted only if such Change of Control Purchase Notice is withdrawn in accordance with the terms of the Indenture.

     A Holder of Securities is not entitled to any rights of a holder of Shares until such Holder has converted its Securities into Shares, and only to the extent such Securities are deemed to have been converted into Shares pursuant to this Article 18 of the Indenture.

     If the Guarantor is party to a consolidation, merger or binding share exchange or a sale or conveyance as an entirety or substantially as an entirety of the property and assets of the Guarantor which is otherwise permitted under the terms of the Indenture, pursuant to which the Ordinary Shares are converted into the right to receive other securities, cash or other assets, then, subject to the second proviso of this paragraph, the right to convert a Security into Shares will be transformed into a right to convert such Security for the kind and amount of securities, cash or other assets which the Holder would have received if the Holder had converted such Security immediately prior to such consolidation, merger, exchange or transfer; provided that, if such consolidation, merger, exchange or transfer constitutes a Change of Control pursuant to which, during the 90 days following such Change of Control, the Conversion Ratio is determined as provided in Section 18.10 of the Indenture, the Holder, in connection with any conversion occurring during such 90 day period, shall be deemed to have converted such Holder's Securities at the Conversion Ratio determined in accordance with Section 18.10 of the Indenture; provided, further, that, if any part of the Total Consideration paid to the holders of Ordinary Shares in connection with any Change of Control consists of Listed Equity Securities, the right to convert a Security into Shares will, from and after the 91st day after such Change of Control, be transformed into a right to convert such Security into a number of such Listed Equity Securities equal to the sum of (i) the number of Listed Equity Securities which the Holder would have received if the Holder had converted such Security immediately prior to such Change of Control and (ii) a number of Listed Equity Securities having a Market Value on the date of such Change of Control equal to the fair market value of the Total Consideration (excluding Listed Equity Securities referred to in clause (i) of this sentence) which the Holder would have received if the Holder had converted such Security immediately prior to such Change of Control.

     To convert a Security, a Holder must (i) complete and manually sign the conversion notice set forth below and deliver such notice to a Conversion Agent,
(ii) surrender the Security to a Conversion Agent and (iii) pay any tax required pursuant to Section 18.4 of the Indenture. In the case of Global Securities, conversion notices may be delivered and such Securities may be surrendered for conversion in accordance with the Applicable Procedures as in effect from time to time.

     Securities so surrendered for conversion (in whole or in part) during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (excluding Securities or portions thereof called for redemption or presented for purchase on a Redemption Date or Change of Control Purchase Date, as the case may be, during the period beginning at the close of business on a Regular Record Date and ending at the opening of business on the first Business Day after the next succeeding Interest Payment Date, or if such interest payment date is not a Business Day, the second such Business Day) shall also be accompanied by payment in funds acceptable to the Company of an amount equal to the interest payable on such Interest Payment Date on the principal amount of such Security then being converted, and such interest shall be payable to such registered Holder notwithstanding the conversion of such Security.

     9. Denominations, Transfer, Exchange. The Securities are in registered form without coupons in denominations of $1,000 and integral multiples of $1,000. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. Every Security presented or surrendered for registration of transfer or for exchange or redemption shall (if so required by the Company or the Security Registrar for such Security) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar for such Security duly executed by the Holder thereof or his attorney duly authorized in writing.

     No service charge shall be made for any registration of transfer or exchange, or redemption of Securities, but the Company may, except in limited circumstances described in the Indenture, require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses (including fees and expenses of the Trustee) that may be imposed in connection with any registration of transfer or exchange of Securities.

     Except as otherwise provided in or pursuant to this Indenture, the Company shall not be required (i) to issue, register the transfer of or exchange any Securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of Securities under Section 11.4 of the Indenture and ending at the close of business on the day of such mailing,
(ii) to register the transfer of or exchange any Security selected for redemption in whole or in part, except in the case of any Security to be redeemed in part, the portion thereof not to be redeemed, or (iii) to issue, register the transfer of or exchange any Security which, in accordance with its terms, has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Security not to be so repaid.

     10. Persons Deemed Owners. Prior to due presentment of a Security for registration of transfer, the Company, the Guarantor, the Trustee and any agent of the Company or the Guarantor or the Trustee may treat the Person in whose name such Security is registered in the Security Register as the owner of such Security for all other purposes whatsoever, whether or not any payment with respect to such Security shall be overdue, and none of the Company, the Guarantor, the Trustee or any agent of the Company, the Guarantor or the Trustee shall be affected by notice to the contrary.

     No Holder of any beneficial interest in any Global Security held on its behalf by a Clearing Agency shall have any rights under this Indenture with respect to such Global Security, and such Clearing Agency may be treated by the Company, the Guarantor, the Trustee, and any agent of the Company, the Guarantor or the Trustee as the owner of such Global Security for all purposes whatsoever. None of the

Company, the Guarantor, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     11. Amendment, Supplement and Waiver. The Company, the Guarantor and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders of Securities under the Indenture or of the Securities with the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities (the "Required Holders"), and compliance with any term, provision or condition of the Indenture or any past default and its consequences may be waived with the consent of the Required Holders.

     Without the consent of any Holders of Securities, the Company, the Guarantor and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, (i) to evidence the succession of another Person to the Company or the Guarantor in accordance with the terms of the Indenture, (ii) to add to the covenants of the Company or the Guarantor for the benefit of the Holders of Securities or to surrender any right or power conferred upon the Company or the Guarantor, (iii) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee, (iv) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Indenture which shall not adversely affect the interests of the Holders of Securities then Outstanding in any material respect, (v) to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of Securities, (vi) to add any additional Events of Default with respect to the Securities, (vii) to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge the Securities pursuant to
Article 4 of the Indenture (provided that any such action shall not adversely affect the interests of any Holder of an Outstanding Security in any material respect), (viii) to secure the Securities pursuant to Section 10.4 of the Indenture or otherwise, (ix) to make provisions with respect to conversion rights of Holders of Securities or (x) to amend or supplement any provision contained in the Indenture or in any supplemental indenture (provided that no such amendment or supplement shall materially adversely affect the interests of the Holders of any Securities then Outstanding).

     Notwithstanding anything in the Indenture or this Security to the contrary,
(i) no amendment, supplement or other modification or waiver of Sections 1.19,
1.20 (other than as such Section relates to Article 17 of the Indenture), 1.21, 4.5, clause (a) of Section 9.8, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16 or
10.17 of the Indenture or the fourth paragraph of Section 18.1 of the Indenture (or of any of the definitions used in any of the foregoing) shall be effective without the prior written consent of the Required Existing EPIL Holders; and
(ii) no amendment, supplement or other modification or waiver of Article 17,
Section 1.20 (but only as such Section relates to Article 17 of the Indenture), or clause (b) of Section 9.8 of the Indenture (or of any of the definitions used in any of the foregoing) shall be effective without the prior written consent of the Required EPIL Holders. In addition, neither the Company nor the Guarantor shall, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, amend, supplement or otherwise modify the Indenture or this Security; provided, however, that the Company and the Guarantor may amend, modify or supplement the Indenture and this Security (i) to evidence the succession of a successor Person to the Guarantor pursuant to Section 8.3 of the Indenture, (ii) to comply with Section 18.16 of the Indenture, (iii) to evidence or provide for the acceptance of a successor Trustee pursuant to Section 6.9 of the Indenture or (iv) to make any change that does not adversely affect the interests of the holders of the EPIL II Notes or the EPIL III Notes; provided, further, that, subject to clause (iv) of this sentence and Section 9.8 of the Indenture, nothing in this sentence shall prohibit or otherwise restrict any waiver of any term, pro-vision or condition of the Indenture or this Security that waives or reduces the rights of the Holders (it being understood that any such waiver shall not be deemed to be adverse to the interests of the holders of the EPIL II Notes or the EPIL III Notes solely because such waiver prevents the existence of a cross-default under the EPIL II Agreements or the EPIL III Agreements).

     12. Defaults and Remedies. The Indenture provides that each of the following constitutes an Event of Default (whatever the reason for such Event of Default, whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body and whether or not it shall be occasioned or prohibited by the provisions of Article 17 of the Indenture and, in circumstances where the Guarantor and/or the Company are required to obtain the consent of the Required EPIL Holders or the Required Existing EPIL Holders, as the case may be, as a condition to taking any action, whether or not occasioned or prohibited by the failure of the Guarantor and/or the Company, as the case may be, to obtain such consent): (i) default in the payment of any interest on any Security, or any Additional Amounts payable with respect thereto, when such interest becomes or such Additional Amounts become due and payable, and continuance of such default for a period of 30 days (whether or not such payment is prohibited by Article 17 of the Indenture), (ii) default in the payment of the principal of or any premium on any Security, or any Additional Amounts payable with respect thereto, when such principal or premium becomes or such Additional Amounts become due and payable either at their Maturity upon any redemption, by declaration of acceleration (whether or not such payment is prohibited by Article 17 of the Indenture), (iii) default in the performance, or breach, of any covenant or agreement of the Company or the Guarantor in the Indenture or the Securities and continuance of such default or breach for a period of 60 days after there has been given to the Company and the Guarantor by the Trustee or to the Company, the Guarantor and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities, a Notice of Default, (iv) any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness of the Guarantor, whether such Indebtedness now exists or shall hereafter be created or incurred, shall happen and shall consist of default in the payment of such Indebtedness at the maturity thereof (after giving effect to any applicable grace period) and such Indebtedness in aggregate principal amount exceeds $30,000,000, or results in the Indebtedness in aggregate principal amount in excess of $30,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and, in each case, such default shall not be cured or such acceleration shall not be rescinded or annulled within a period of 30 days after there shall have been given, by registered or certified mail, to the Company and the Guarantor by the Trustee or to the Company, the Guarantor and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities, a written notice specifying such event of default and requiring the Company or the Guarantor to cause such acceleration to be rescinded or annulled or to cause such Indebtedness to be discharged and stating that such notice is a "Notice of Default," (v) the Guarantor shall fail within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $30,000,000, which is not stayed on appeal or is not otherwise being appropriately contested in good faith, (vi) certain events of bankruptcy involving the Guarantor and (vii) the Guarantee ceases to be in full force and effect or is declared null and void or the Guarantor denies that it has any further liability under the Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture with respect to the Securities.

     13. Subordination. Anything in the Indenture or this Security notwithstanding, the Guarantee is subordinated, to the extent and in the manner provided by Article 17 of the Indenture, to the prior payment in full, or such payment duly provided for to the satisfaction of the holder of Guarantor Senior Debt, of all Guarantor Senior Debt (whether outstanding on the Issue Date or thereafter incurred).

     Anything in the Indenture or this Security notwithstanding, if any EPIL Default occurs and is continuing, then, to the extent and in the manner provided in Article 17 of the Indenture, no payment or



                                      A-10-
distribution of any kind or character shall be made (directly or indirectly) by or on behalf of the Company, the Guarantor or any other Person on its or their behalf with respect to any Obligations or Guarantee Obligations under the Indenture, the Securities or the Guarantee, or to acquire any of the Securities for cash or property or otherwise, and the Guarantor will not permit the Company to make any such payment, distribution or acquisition until such EPIL Default (and all other EPIL Defaults) shall have been cured or waived in accordance with the EPIL Agreements or ceased to exist or all EPIL Indebtedness with respect to which any EPIL Default has occurred and is continuing, shall have been paid in full in cash.

     Each Holder, by its acceptance hereof, agrees to bound by the provisions of
Article 17 of the Indenture and authorizes and expressly directs, to the extent and in the manner provided in Article 17 of the Indenture, the Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the provisions of Article 17 of the Indenture.

     14. Certain Covenants. The Indenture imposes certain limitations on the ability of the Guarantor, the Company and/or the other Subsidiaries of the Guarantor to, directly or indirectly, incur Liens, enter into sale and leaseback transactions, amend, supplement or otherwise modify the Indenture or the Securities or certain other outstanding Indebtedness and obligations, discharge or defease or purchase, redeem prepay or otherwise acquire or retire for value certain Indebtedness (including the Securities), pay dividends, redeem, purchase or otherwise acquire or retire for value Capital Stock, engage in Asset Sales, make Investments in the Company and, with respect to the Company, conduct any business, incur any Indebtedness, suffer to exist any Lien or consolidate or amalgamate with or merge into any Person or convey, transfer or lease the Company's properties and assets as an entirety or substantially as an entirety. Such limitations are subject to a number of important qualifications and exceptions. The Company and the Guarantor must annually report to the Trustee on compliance with such limitations.

     15. Discharge Prior to Maturity. Subject to Section 4.5 of the Indenture, if the Company or the Guarantor deposits with the Trustee or a Paying Agent cash or Government Obligations sufficient to pay the entire indebtedness of the Securities not theretofore delivered to the Trustee for cancellation, including principal of, any premiums and interest on, and any Additional Amounts with respect to, such Securities to the date of the deposits and satisfies certain conditions specified in the Indenture, the Company and the Guarantor will be discharged from the Indenture, except for certain sections thereof.

     16. Enforcement of Certain Covenants. Sections 1.19, 1.20, 1.21, 4.5, 9.8, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16 and 10.17, the fourth paragraph of
Section 18.1 and Article 17 of the Indenture shall constitute a continuing offer to all Persons who become holders of, or who continue to hold, Guarantor Senior Debt, and such provisions and each of the definitions used therein are made for the benefit of the holders of Guarantor Senior Debt and such holders are made obligees under the Indenture and any one or more of them may enforce such provisions.

     17. Trustee Dealings with Company or the Guarantor. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from and perform services for the Company or the Guarantor, and may otherwise deal with the Company or the Guarantor, as if it were not the Trustee.

     18. No Recourse Against Others. No incorporator, shareholder, member, officer, director or employee, as such, past, present or future, of the Company or the Guarantor or any successor entity shall have any personal liability in respect of obligations of the Company or the Guarantor under the Indenture, the Securities or the Guarantee solely by reason of his, her or its status as such shareholder, member, officer, director or employee, except that this provision shall in no way limit the obligation of any Guarantor pursuant to any Guarantee of the Securities. Each Holder, by accepting a Security, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Securities.

     19. Authentication. This Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

     20. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

     21. ISIN/CUSIP Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused ISIN/CUSIP numbers to be printed on the Securities and the Trustee may use ISIN/CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Securities or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon, and any such redemption shall not be affected by any defect in or omission of such numbers.

     22. Governing Law; Submission to Jurisdiction.

     THE INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

     The Company and the Guarantor each have agreed that any judicial proceedings instituted in relation to any matter arising under the Indenture or the Securities may be brought in any United States federal or New York State court sitting in the Borough of Manhattan, The City of New York, New York to the extent that such court has subject matter jurisdiction over the controversy, and, by execution and delivery of the Indenture, the Company and the Guarantor each have irrevocably accepted, generally and unconditionally, the jurisdiction of the aforesaid courts, acknowledged their competence and irrevocably agreed to be bound by any judgment rendered in such proceeding. The Company and the Guarantor have each also irrevocably and unconditionally waived for the benefit of the Trustee and the Holders of the Securities any immunity from jurisdiction and any immunity from legal process (whether through service or notice, attachment prior to judgment, attachment in the aid of execution, execution or otherwise) in respect of this Indenture.

     23. Waiver of Trial By Jury. Each of the Company and the Guarantor has irrevocably waived, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Indenture, the Securities or the transactions contemplated by the Indenture.



                                      A-12-

     The Company and the Guarantor will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

                  Elan Corporation, plc
                  Lincoln House
                  Lincoln Place
                  Dublin 2, Ireland
                  Attention:  Corporate Secretary
                  Telephone No.:  353-1-709-4000

                                 Assignment Form


To assign this Security, fill in the form below:

(I) or (we) assign and transfer this Security to
________________________________________________________________________________
                  (Insert assignee's soc. sec. or tax I.D. no.)

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
              (Print or type assignee's name, address and zip code)

and irrevocably appoint
________________________________________________________________________________
to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Date: ____________________
                               Your Signature:__________________________________
                                              (Sign exactly as your name appears
                                              on the face of this Security)



Signature Guarantee: ___________________________________________________________
                     (participant in recognized signature guarantee medallion program)

                               Conversion Notice


     To convert this Security into Ordinary Shares or American Depositary Shares of the Guarantor, check the box: [ ] Ordinary Shares [ ] American Depositary Shares

     To convert only part of this Security, state the principal amount to be converted (must be $1,000 or a multiple of $1,000): $____________.

     If you want the stock certificate made out in another person's name, fill in the form below:

--------------------------------------------------------------------------------
                  (Insert assignee's soc. sec. or tax I.D. no.)


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              (Print or type assignee's name, address and zip code)

                                Your Signature:


Date:__________________         _______________________________________________
                                (Sign exactly as your name appears on the other
                                 face of this Security)

Signature Guarantee: ___________________________________________________________
                        (participant in recognized signature guarantee medallion
                         program)

                                                                       EXHIBIT B

                               [FORM OF GUARANTEE]


     For value received, the undersigned hereby unconditionally guarantees, subject to Article 17 of the Indenture, to the Trustee and to each Holder of a Security to which this Guarantee is attached authenticated and delivered by the Trustee the due and punctual payment of the principal of, any premium and interest on, and any Additional Amounts with respect to such Security, when and as the same shall become due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise, in accordance with the terms of this Security and of the Indenture, including, without limitation, Articles 16 and 17 thereof. Subject to Article 17 of the Indenture, in case of the failure of the Company punctually to pay any such principal, premium, interest or Additional Amounts, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise, and as if such payment were made by the Company. This Guarantee will become effective in accordance with Articles 16 and 17 of the Indenture and its term shall be evidenced therein. The validity and enforceability of this Guarantee shall not be affected by the fact that it is not affixed to any particular Security.

     The obligations of the Guarantor to the Holders and to the Trustee pursuant to this Guarantee and the Indenture are expressly subordinate and subject in right of payment to the prior payment in full of all Guarantor Senior Debt, to the extent and in the manner provided in Article 17 of the Indenture.

     Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Indenture, dated as of [ ], 2003, among Elan Capital Corp., Ltd., the undersigned and The Bank of New York, as Trustee.

     THIS GUARANTEE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

     IN WITNESS WHEREOF, the Guarantor has caused this instrument to be duly executed.

                           Given under common seal of:

                           ELAN CORPORATION, PLC


                           By:
                                Name:
                                Title:


                           By:
                                Name:
                                Title:

                                    EXHIBIT B

                                FUNDING AGREEMENT



     This FUNDING AGREEMENT (this "Agreement"), dated as of [ ], 2003, is made by Elan Corporation, plc, a public limited company organized under the laws of Ireland ("Elan"), in favor of Elan Capital Corp., Ltd., a Bermuda exempted company limited by shares and a direct, wholly owned subsidiary of Elan ("ECC"). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the EEC Indenture (as defined herein).

                              W I T N E S S E T H:

     WHEREAS, ECC is issuing $[250,000,000] in aggregate principal amount of its [ ]% Convertible Guaranteed Debt Securities due [ ], 2008 (the "ECC Notes") pursuant to an Indenture, dated as of [ ], 2003, among ECC, as issuer, Elan, as guarantor, and The Bank of New York, as trustee (as in effect from time to time, the "ECC Indenture");

     WHEREAS, ECC is lending the gross proceeds from the issuance of the ECC Notes to Elan pursuant to a non-interest bearing promissory note (the "ECC/Elan Note") issued by Elan and dated the date hereof; and

     WHEREAS, as consideration, in part, for the issuance of the ECC/Elan Note, Elan has agreed to enter into this Agreement pursuant to which it will provide to ECC the funds necessary to pay the costs and expenses of the issuance of the ECC Notes and, from time to time, interest on the ECC Notes and ECC's administrative expenses, in each case as provided herein.

     NOW, THEREFORE, it is agreed:

     1. Purchase of ECC Common Shares. Elan shall, in the case of clause (a) of this Section 1, on the date hereof, and, in the case of clauses (b) and (c) of this Section 1, not earlier than the fifth Business Day and not later than the last Business Day preceding the date of the applicable funding requirement of ECC described in such clauses (b) and (c), purchase common shares, par value $1.00 per share, of ECC (the "ECC Common Shares") having an aggregate purchase price equal to (but not exceeding) the amount required by ECC (a) to pay the costs and expenses incurred by ECC in connection with the issuance of the ECC Notes, (b) to make payments of Interest due from ECC on the ECC Notes from time to time pursuant to the terms of the ECC Indenture and (c) to pay legal and administrative fees and expenses incurred from time to time by ECC.

     2. Funding Obligations Subordinated Guarantor Senior Debt. Anything in this Agreement to the contrary notwithstanding, Elan, for itself and its successors, and ECC, by its execution of this Agreement, agree that the payment of all obligations of every nature of Elan from time to time owing to ECC under this Agreement, whether pursuant to Section 1 hereof or otherwise, but excluding payments pursuant to Section 1(c) hereof (collectively, the "Funding Obligations"), are subordinated, to the extent and in the manner provided in this Section 2 and Sections 3, 4, 5, 6 and 7 hereof (collectively, the "Subordination Provisions"), to the prior payment in full in cash, or such payment duly provided for to the satisfaction of the holders, of all Guarantor Senior Debt, whether outstanding on the date hereof or thereafter incurred.

     3. No Payment When Guarantor Senior Debt in Default. (a) If any EPIL Default occurs and is continuing, then no payment or distribution of any kind or character shall be made (directly or indirectly) by or on behalf of Elan or any other Person on its or their behalf with respect to any Funding Obligations until such EPIL Default (and all other EPIL Defaults) shall have been cured or waived in accordance with the terms of the EPIL Agreements or ceased to exist or all EPIL Indebtedness with respect to which any EPIL Default has occurred and is continuing, shall have been paid in full in cash.

     (b) In the event that, notwithstanding the foregoing, any payment shall be received by ECC when such payment is prohibited by paragraph (a) of this Section 3, such payment shall be held in trust (and segregated from the funds and other assets of ECC) for the benefit of, and shall be promptly paid over or delivered to, the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amounts of Guarantor Senior Debt held by such holders) as their respective interests may appear.

     4. Funding Obligations Subordinated to Prior Payment of All Guarantor Senior Debt on Dissolution, Liquidation or Reorganization of Elan. (a) Upon any payment or distribution of assets of Elan of any kind or character, whether in cash, securities, property or other assets, to creditors upon any total or partial liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets of Elan or in a bankruptcy, examinorship, reorganization, insolvency, receivership or other similar proceeding relating to Elan or its assets, whether voluntary or involuntary, all Guarantor Senior Debt due or to become due shall first be paid in full in cash, or such payment duly provided for to the satisfaction of the holders of Guarantor Senior Debt, before ECC shall be entitled to receive any payment or distribution of any kind or character on account of any Funding Obligations. Upon any such liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets, bankruptcy, examinorship, insolvency, receivership or other similar proceeding, any payment or distribution of assets of Elan of any kind or character, whether in cash, securities, property or other assets, to which ECC would be entitled, except for the provisions hereof, shall be paid by Elan or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by ECC if received by it, directly to the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amounts of Guarantor Senior Debt held by such holders), as their respective interests may appear, for application to the payment of Guarantor Senior Debt remaining unpaid until all such Guarantor Senior Debt has been paid in full in cash after giving effect to any concurrent payment or distribution to the holders of Guarantor Senior Debt.

     (b) To the extent any payment of Guarantor Senior Debt (whether by or on behalf of Elan, as proceeds of security or enforcement of any right of setoff or otherwise) is invalidated or declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, assignee for the benefit of creditors, agent or other Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then, if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, assignee for the benefit of creditors, agent or other Person, the Guarantor Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred and the Subordination Provisions shall be reinstated and continue in full force and effect.

     It is further agreed that any diminution (whether pursuant to court decree or otherwise, including without limitation for any of the reasons described in the preceding sentence) of Elan's obligation to make any distribution or payment pursuant to any Guarantor Senior Debt, except to the extent such diminution occurs by reason of the repayment (which has not been disgorged or returned) of such Guarantor Senior Debt in cash, shall have no force or effect for purposes of the Subordination Provisions, with any turnover of payments as otherwise calculated pursuant to the Subordination Provisions to be made as if no such diminution had occurred.

     (c) In the event that, notwithstanding the foregoing, any payment or distribution of assets of Elan of any kind or character, whether in cash, securities, property or other assets, shall be received by ECC when such payment or distribution is prohibited by this Section 4, such payment or distribution shall be held in trust (and segregated from the funds and other assets of ECC) for the benefit of, and shall be promptly paid over or delivered to, the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amounts of Guarantor Senior Debt held by such holders), as their respective interests may appear, for application to the payment of Guarantor Senior Debt remaining unpaid until all such Guarantor Senior Debt has been paid in full in cash, after giving effect to any concurrent payment or distribution to the holders of such Guarantor Senior Debt.

     (d) The consolidation or amalgamation of Elan with, or the merger of Elan into, another corporation or the liquidation or dissolution of Elan following the conveyance or transfer of its assets as an entirety or substantially as an entirety to, another Corporation, as long as permitted under the terms of the ECC Indenture and the EPIL Agreements, shall not be deemed a liquidation, dissolution, winding-up or reorganization for the purposes of this Section 4, if such other Corporation shall, as a part of such consolidation, amalgamation, merger, conveyance or transfer, assume the Funding Obligations of Elan hereunder.

     5. Certain Payments. Except as specified herein, Elan may make payments at any time for the purpose of making payments on Funding Obligations (provided that, notwithstanding the foregoing, to the extent that ECC has received any payments made in contravention of Sections 3 and/or 4, such payments shall otherwise be subject to the provisions of Sections 3 and/or 4).

     6. Subordination Right Not Impaired by Acts or Omissions of Elan or Holders of Guarantor Senior Debt. (a) No right of any present or future holders of any Guarantor Senior Debt to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of Elan or by any act or failure to act by any such holder, or by any noncompliance by Elan with the terms of this Agreement, regardless of any knowledge thereof which any such holder may have or otherwise be charged with.

     (b) Without in any way limiting the generality of the foregoing paragraph, the holders of Guarantor Senior Debt may, at any time and from time to time, without the consent of or notice to ECC, without incurring responsibility to ECC and without impairing or releasing the subordination provided in the Subordination Provisions or the obligations hereunder of ECC to the holders of Guarantor Senior Debt, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Guarantor Senior Debt, or otherwise amend or supplement in any manner Guarantor Senior Debt, or any instrument evidencing the same or any EPIL Agreement, (ii) sell, exchange, release or otherwise deal with any property pledged, mort-gaged or otherwise securing Guarantor Senior Debt, (iii) release any Person liable in any manner for the payment or collection of Guarantor Senior Debt,
(iv) exercise or refrain from exercising any rights against Elan and any other Person and (v) any waiver of the payment, performance or observance of any of the obligations, conditions, covenants or agreements contained in any of the EPIL Agreements, or any other waiver, consent, extension, indulgence, compromise, settlement, release or other action or inaction under or in respect of any of the EPIL Agreements.

     7. Subordination Provisions Not to Prevent Defaults. The failure to make a payment on account of any Funding Obligation by reason of any provision of the Subordination Provisions will not be construed as preventing the occurrence of a default under this Agreement.

     8. Limitation on Amendments, Modifications or Supplements of Agreement. Neither ECC nor Elan will, at any time any EPIL Indebtedness is outstanding, without the prior written consent of the Required EPIL Holders, amend, supplement or otherwise modify this Agreement.

     9. Enforcement of Certain Provisions. The Subordination Provisions, Sections 8, 12 and 13 and this Section 9 constitute a continuing offer to all Persons who become holders of, or who continue to hold, Guarantor Senior Debt, and such provisions and each of the definitions used therein are made for the benefit of the holders of Guarantor Senior Debt and such holders are made obligees hereunder and any one or more of them may enforce such provisions.

     10. ECC to Reserve Stock. (a) ECC shall, from time to time as may be necessary, reserve, out of its authorized but unissued ECC Common Shares, or otherwise procure or make available, a sufficient number of ECC Common Shares to permit Elan to meet its Funding Obligations.

     (b) All ECC Common Shares issued to Elan pursuant to this Agreement shall be newly issued shares or treasury shares, shall be duly authorized, validly issued and fully paid and nonassessable and shall be free from preemptive rights and free and clear of any lien or adverse claim created or incurred by ECC.

     11. Termination. This Agreement shall terminate and be of no further force and effect upon the date on which the ECC Notes have been repaid in full.

     12. Jurisdiction. Each of ECC and Elan agrees that any judicial proceedings instituted in relation to any matter arising under this Agreement may be brought in any United States Federal or New York State courts sitting in the Borough of Manhattan, The City of New York, New York, to the extent that such courts have subject matter jurisdiction over the controversy, and, by execution and delivery of this Agreement, each of ECC and Elan hereby irrevocably accepts, generally and unconditionally, the jurisdiction of the aforesaid courts, acknowledges their competence and irrevocably agrees to be bound by any judgment rendered in such proceeding. Each of ECC and Elan also irrevocably and unconditionally waives any immunity from jurisdiction and any immunity from legal process (whether through service or notice, attachment prior to judgment, attachment in the aid of execution, execution or otherwise) in respect of this Agreement.

     13. Waiver of Jury Trial. Elan and ECC each hereby irrevocably waive trial by jury in any legal action or proceeding relating to this Agreement and for any counterclaim therein.

     14. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.


                       THIS SPACE INTENTIONALLY LEFT BLANK

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

                                  Given under the common seal of:
                                  ELAN CORPORATION, plc


                                  By
                                        Name:
                                        Title:

                                  Given under the common seal of:
                                  ELAN CAPITAL CORP., LTD.


                                  By
                                        Name:
                                        Title:

                                    EXHIBIT C

                               FIRST ELAN/EIS NOTE




                                 PROMISSORY NOTE



$[250,000,000.00]                                            New York, New York
                                                             [          ], 2003


     FOR VALUE RECEIVED, Elan International Services, Ltd., an exempted limited liability company organized under the laws of Bermuda ("EIS" or "Payor"), hereby promises to pay on the Maturity Date (as defined below) to Elan Corporation, plc, a public limited company organized under the laws of Ireland ("Elan" or "Payee"), in lawful money of the United States of America in immediately available funds, at the office of Payee located at Lincoln House, Lincoln Place, Dublin 2, Ireland, an amount equal to $[250,000,000.00] (the "Loan"). The Loan shall not bear interest.

     "Maturity Date" means [ ], 20[08], provided that Elan may demand payment in full of the Loan at any time within 30 days by providing written notice to EIS.

     1. Obligations Senior to Other Debt. Ranking. The indebtedness evidenced by this note (the "Note") shall be an unsecured and senior obligation of Payor and will rank equally with all other unsecured and unsubordinated obligations of Payor.

     2. Waiver of Presentment; No Offset. Payor hereby waives presentment, demand, protest or notice of any kind in connection with this Note. All payments under this Note shall be made without offset, counterclaim or deduction of any kind.

     3. JURISDICTION. PAYOR AGREES THAT ANY JUDICIAL PROCEEDINGS INSTITUTED IN RELATION TO ANY MATTER ARISING UNDER THIS NOTE MAY BE BROUGHT IN ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN, THE CITY OF NEW YORK, NEW YORK TO THE EXTENT THAT SUCH COURT HAS SUBJECT MATTER JURISDICTION OVER THE CONTROVERSY, AND, BY EXECUTION AND DELIVERY OF THIS NOTE, PAYOR HEREBY IRREVOCABLY ACCEPTS, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS, ACKNOWLEDGES THEIR COMPETENCE AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED IN SUCH PROCEEDING. PAYOR ALSO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY IMMUNITY FROM JURISDICTION AND ANY IMMUNITY FROM LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN THE AID OF EXECUTION, EXECUTION OR OTHERWISE) IN RESPECT OF THIS NOTE.

     4. Waiver of Jury Trial. PAYOR AND, BY ITS ACCEPTANCE HEREOF, PAYEE, EACH HEREBY IRREVOCABLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS NOTE AND FOR ANY COUNTERCLAIM THEREIN.



                               [Elan/EIS Note A]

     5. Governing Law. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.


                             ELAN INTERNATIONAL SERVICES, LTD.




                             By
                                ----------------------------------------
                                    Name:
                                    Title:



                             ELAN CORPORATION, plc




                             By
                                ----------------------------------------
                                    Name:
                                    Title:

                                    EXHIBIT D

                                  ECC/ELAN NOTE


                                 PROMISSORY NOTE


$[250,000,000.00]                                           New York, New York
                                                            [          ], 2003


     FOR VALUE RECEIVED, Elan Corporation, plc, a public limited company organized under the laws of Ireland ("Elan" or "Payor"), hereby promises to pay on the Maturity Date (as defined below) to Elan Capital Corp., Ltd., a Bermuda exempted company limited by shares and a direct, wholly owned subsidiary of Elan ("ECC" or "Payee"), in lawful money of the United States of America in immediately available funds, at the office of Payee located at 102 St. James Court, FL 04 Bermuda, an amount equal to (i) $[250,000,000.00] minus (ii) the principal amount of any ECC Notes (as defined below) converted pursuant to, and in accordance with the terms of, Article 18 of the ECC Indenture (as defined below) (the amount obtained, at the time of any such conversion, by subtracting the immediately preceding clause (ii) from the immediately preceding clause (i), the "Loan Amount"). The Loan Amount shall not bear interest.

     This note (this "Note") is the Guarantor Intercompany Note referred to in the Indenture, dated as of [ ], 2003, among ECC, as issuer, Elan, as guarantor, and The Bank of New York, as trustee (as in effect from time to time, the "ECC Indenture") pursuant to which ECC is issuing $[250,000,000] in aggregate principal amount of [ ]% Convertible Guaranteed Debt Securities due [ ], 2008 (the "ECC Notes"). "Maturity Date" means the fifth Business Day preceding the stated final maturity date of the principal of the ECC Notes (without giving effect to any amendment thereof). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the ECC Indenture.

     1. Obligations Subordinated to Guarantor Senior Debt. Anything in this Note to the contrary notwithstanding, Elan, for itself and its successors, and ECC, by its acceptance of this Note, agree that the payment of all obligations of every nature of Elan from time to time owing to ECC under this Note (the "Obligations"), are subordinated, to the extent and in the manner provided in this Section 1 and Sections 2, 3 and 4 of this Note (collectively, the "Subordination Provisions"), to the prior payment in full in cash, or such payment duly provided for to the satisfaction of the holders of all Guarantor Senior Debt, whether outstanding on the date hereof or thereafter incurred and agree to comply with the terms hereof.

     2. No Payment When EPIL Indebtedness Outstanding. (a) No payment or distribution of any kind or character shall be made (directly or indirectly) by or on behalf of Elan or any other Person on its or their behalf with respect to any Obligation or to acquire, directly or indirectly, all or any part of this Note for cash or other assets or otherwise at any time any EPIL Indebtedness is outstanding.

     (b) In the event that, notwithstanding the foregoing, any payment or distribution or consideration in connection with the acquisition of all or any part of this Note shall be received by ECC when such payment or distribution or consideration in connection with the acquisition of all or any part of this Note is prohibited by paragraph (a) of this Section 2, such payment shall be held in trust by ECC (and segregated from the funds and other assets of ECC) for the benefit of, and shall be promptly paid over or delivered to, the holders of Guarantor

Senior Debt (pro rata to such holders on the basis of the respective amounts of Guarantor Senior Debt held by such holders) as their respective interests may appear.

     3. Elan Obligations Subordinated to Prior Payment of All Guarantor Senior Debt on Dissolution, Liquidation or Reorganization of Elan. (a) Upon any payment or distribution of assets of Elan of any kind or character, whether in cash, securities, property or other assets, to creditors upon any total or partial liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets of Elan or in a bankruptcy, examinorship, reorganization, insolvency, receivership or other similar proceeding relating to Elan or its assets, whether voluntary or involuntary, all Guarantor Senior Debt due or to become due shall first be paid in full in cash, or such payment duly provided for to the satisfaction of the holders of Guarantor Senior Debt, before ECC shall be entitled to receive any payment or distribution of any kind or character on account of any Obligations or for the acquisition of all or any part of this Note for cash or other assets or otherwise. Upon any such liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets, bankruptcy, examinorship, insolvency, receivership or other similar proceeding, any payment or distribution of assets of Elan of any kind or character, whether in cash, securities, property or other assets, to which ECC would be entitled, except for the provisions hereof, shall be paid by Elan or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by ECC if received by it, directly to the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amounts of Guarantor Senior Debt held by such holders), as their respective interests may appear, for application to the payment of Guarantor Senior Debt remaining unpaid until all such Guarantor Senior Debt has been paid in full in cash after giving effect to any concurrent payment or distribution to the holders of Guarantor Senior Debt.

     (b) To the extent any payment of Guarantor Senior Debt (whether by or on behalf of Elan, as proceeds of security or enforcement of any right of setoff or otherwise) is invalidated or declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, assignee for the benefit of creditors, agent or other Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then, if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, assignee for the benefit of creditors, agent or other Person, the Guarantor Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred and the Subordination Provisions shall be reinstated and continue in full force and effect.

     It is further agreed that any diminution (whether pursuant to court decree or otherwise, including without limitation for any of the reasons described in the preceding sentence) of Elan's obligation to make any distribution or payment pursuant to any Guarantor Senior Debt, except to the extent such diminution occurs by reason of the repayment (which has not been disgorged or returned) of such Guarantor Senior Debt in cash, shall have no force or effect for purposes of the Subordination Provisions, with any turnover of payments as otherwise calculated pursuant to the Subordination Provisions to be made as if no such diminution had occurred.

     (c) In the event that, notwithstanding the foregoing, any payment or distribution of assets of Elan of any kind or character, whether in cash, securities, property or other assets, shall be received by ECC when such payment or distribution is prohibited by this Section 3, such payment or distribution shall be held in trust (and segregated from the funds and other assets of ECC) for the benefit of, and shall be promptly paid over or delivered to, the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amounts of Guarantor Senior Debt held by such holders), as their respective interests may appear, for application to the payment of Guarantor Senior Debt remaining unpaid until all such Guarantor Senior Debt has been paid in full in cash, after giving effect to any concurrent payment or distribution to the holders of such Guarantor Senior Debt.

     (d) The consolidation or amalgamation of Elan with, or the merger of Elan into, another Corporation or the liquidation or dissolution of Elan following the conveyance or transfer of its assets as an entirety or substantially as an entirety, to another Corporation, as long as permitted under the terms of the ECC Indenture and the EPIL Agreements, shall not be deemed a liquidation, dissolution, winding-up or reorganization for the purposes of this Section 3, if such other Corporation shall, as a part of such consolidation, amalgamation, merger, conveyance or transfer, assume the Obligations of Elan hereunder.

     4. Subordination Right Not Impaired by Acts or Omissions of Elan or Holders of Guarantor Senior Debt. (a) No right of any present or future holders of any Guarantor Senior Debt to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of Elan or by any act or failure to act by any such holder, or by any noncompliance by Elan with the terms of this Note, regardless of any knowledge thereof which any such holder may have or otherwise be charged with.

     (b) Without in any way limiting the generality of the foregoing paragraph, the holders of Guarantor Senior Debt may, at any time and from time to time, without the consent of or notice to ECC, without incurring responsibility to ECC and without impairing or releasing the subordination provided in the Subordination Provisions or the obligations hereunder of ECC to the holders of Guarantor Senior Debt, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Guarantor Senior Debt, or otherwise amend or supplement in any manner Guarantor Senior Debt, or any instrument evidencing the same or any EPIL Agreement, (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Guarantor Senior Debt, (iii) release any Person liable in any manner for the payment or collection of Guarantor Senior Debt, (iv) exercise or refrain from exercising any rights against Elan and any other Person and (v) any waiver of the payment, performance or observance of any of the obligations, conditions, covenants or agreements contained in any of the EPIL Agreements, or any other waiver, consent, extension, indulgence, compromise, settlement, release or other action or inaction under or in respect of any of the EPIL Agreements.

     5. Limitation on Amendments, Modifications or Supplements of Note. Neither ECC nor Elan will, at any time any EPIL Indebtedness is outstanding, without the prior writ-ten consent of the Required EPIL Holders, amend, supplement or otherwise modify, or waive any term of, this Note.

     6. Limitation on Disposition of Note. ECC will not, directly or indirectly, at any time any EPIL Indebtedness is outstanding, without the prior written consent of the Required EPIL Holders, sell, convey, transfer, assign or otherwise dispose of all or any portion of this Note.

     7. Enforcement of Subordination Provisions. The Subordination Provisions, Sections 5, 6, 9 and 10 and this Section 7 shall constitute a continuing offer to all Persons who become holders of, or who continue to hold, Guarantor Senior Debt, and such provisions and each of the definitions used therein are made for the benefit of the holders of Guarantor Senior Debt and such holders are made obligees hereunder and any one or more of them may enforce such provisions and Payor and Payee by its acceptance of this Note agree to comply with the terms hereof for the benefit of the holders from time to time of the Guaranteed Senior Debt.

     8. Waiver of Presentment; No Offset. Payor hereby waives presentment, demand, protest or notice of any kind in connection with this Note. All payments under this Note shall be made without offset, counterclaim or deduction of any kind.

     9. JURISDICTION. EACH OF PAYOR AND PAYEE AGREES THAT ANY JUDICIAL PROCEEDINGS INSTITUTED IN RELATION TO ANY MATTER ARISING UNDER THIS NOTE MAY BE BROUGHT IN ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN, THE CITY OF NEW YORK, NEW YORK TO THE EXTENT THAT SUCH COURT HAS SUBJECT MATTER JURISDICTION OVER THE CONTROVERSY, AND, BY EXECUTION AND DELIVERY OF THIS NOTE, EACH OF PAYOR AND PAYEE HEREBY IRREVOCABLY ACCEPTS, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS, ACKNOWLEDGES THEIR COMPETENCE AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED IN SUCH PROCEEDING. EACH OF PAYOR AND PAYEE ALSO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY IMMUNITY FROM JURISDICTION AND ANY IMMUNITY FROM LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN THE AID OF EXECUTION, EXECUTION OR OTHERWISE) IN RESPECT OF THIS NOTE.

     10. WAIVER OF JURY TRIAL. PAYOR AND, BY ITS ACCEPTANCE HEREOF, PAYEE, EACH HEREBY IRREVOCABLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS NOTE AND FOR ANY COUNTERCLAIM THEREIN.

     11. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.


                               ELAN CORPORATION, plc




                               By
                                  ------------------------------------------
                                  Name:
                                  Title:


Accepted and agreed to:

ELAN CAPITAL CORP., LTD.

By
     --------------------------------
     Name:
     Title:

                                    EXHIBIT E

                              SECOND ELAN/EIS NOTE

                                 PROMISSORY NOTE


$[         ]                                                New York, New York
                                                            [          ], 2003


     FOR VALUE RECEIVED, Elan International Services, Ltd., an exempted limited liability company organized under the laws of Bermuda ("EIS" or "Payor"), hereby promises to pay on the Maturity Date (as defined below) to Elan Corporation, plc, a public limited company organized under the laws of Ireland ("Elan" or "Payee"), in lawful money of the United States of America in immediately available funds, at the office of Payee located at Lincoln House, Lincoln Place, Dublin 2, Ireland, an amount equal to $[ ] (the "Loan"). The Loan shall not bear interest.

     "Maturity Date" means [ ], 2008, provided that Elan may demand payment in full of the Loan at any time within 30 days by providing written notice to EIS.

     1. Obligations Senior to Other Debt. Ranking. The indebtedness evidenced by this note (the "Note") shall be an unsecured and senior obligation of Payor and will rank equally with all other unsecured and unsubordinated obligations of Payor.

     2. Waiver of Presentment; No Offset. Payor hereby waives presentment, demand, protest or notice of any kind in connection with this Note. All payments under this Note shall be made without offset, counterclaim or deduction of any kind.

     3. JURISDICTION. PAYOR AGREES THAT ANY JUDICIAL PROCEEDINGS INSTITUTED IN RELATION TO ANY MATTER ARISING UNDER THIS NOTE MAY BE BROUGHT IN ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN, THE CITY OF NEW YORK, NEW YORK TO THE EXTENT THAT SUCH COURT HAS SUBJECT MATTER JURISDICTION OVER THE CONTROVERSY, AND, BY EXECUTION AND DELIVERY OF THIS NOTE, PAYOR HEREBY IRREVOCABLY ACCEPTS, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS, ACKNOWLEDGES THEIR COMPETENCE AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED IN SUCH PROCEEDING. PAYOR ALSO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY IMMUNITY FROM JURISDICTION AND ANY IMMUNITY FROM LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN THE AID OF EXECUTION, EXECUTION OR OTHERWISE) IN RESPECT OF THIS NOTE.

     4. Waiver of Jury Trial. PAYOR AND, BY ITS ACCEPTANCE HEREOF, PAYEE, EACH HEREBY IRREVOCABLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS NOTE AND FOR ANY COUNTERCLAIM THEREIN.


                                 [ECC/Elan Note B]

     5. Governing Law. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.


                            ELAN INTERNATIONAL SERVICES, LTD.




                            By
                                ----------------------------------------
                                Name:
                                Title:



                            ELAN CORPORATION, plc




                            By
                                ----------------------------------------
                                Name:
                                Title:


                                 [ECC/Elan Note B]